24-10123

Entire Amendment 3 with original signatures. Total Pages 170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 3 to FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Broadband Communications Services, Inc.
(Exact name of issuer as specified in its charter)

NV
(State or other jurisdiction of incorporation or organization)

279 East Central St. #119, Franklin, MA 02038
(508) 384-6235
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

The Business Law Group, 255 S. Orange Ave., Ste.1201, Orlando, FL 32801
407-835-1234
(Name, address, including zip code, and telephone number, including area code, of agent for service)

8741	20-3167535
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I— NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) **the issuer's directors**

Norman Bangle
Business: 279 East Central Street #119, Franklin, MA 02038
Home: 1874 Oak Glen, New Braunfels, TX 78132

Sandra Karen Ross

Business: 279 East Central Street #119, Franklin, MA 02038
Home: 23871 Willows Drive, Unit 302, Laguna Hills, CA 92653

Scott Schreibstein
Business: 279 East Central Street #119, Franklin, MA 02038
Home: 80 Jennifer Drive, Wrentham, MA 02093

(b) **the issuer's officers**

Norman Bangle, CEO
Business: 279 East Central Street #119, Franklin, MA 02038
Home: 1874 Oak Glen, New Braunfels, TX 78132

Scott Schreibstein, CFO
Business: 279 East Central Street #119, Franklin, MA 02038
Home: 80 Jennifer Drive, Wrentham, MA 02093

(c) **the issuer's general partners**

None

(d) **record owners of 5 percent or more of any class of the issuer's equity securities**

Norman Bangle (72%)
Business: 279 East Central Street #119, Franklin, MA 02038
Home: 1874 Oak Glen, New Braunfels, TX 78132

(e) **beneficial owners of 5 percent or more of any class of the issuer's equity securities**

Norman Bangle (72%)
Business: 279 East Central Street #119, Franklin, MA 02038

Home: 1874 Oak Glen, New Braunfels, TX 78132

(f) **promoters of the issuer**

Norman Bangle, CEO
Business: 279 East Central Street #119, Franklin, MA 02038
Home: 1874 Oak Glen, New Braunfels, TX 78132

(g) affiliates of the issuer

Norman Bangle
Business: 279 East Central Street #119, Franklin, MA 02038
Home: 1874 Oak Glen, New Braunfels, TX 78132

(h) counsel to the issuer with respect to the proposed offering

Business: J. Bennett Grocock, P.A., d/b/a The Business Law Group, 255 S. Orange Ave., Suite 1201, Orlando, FL 32801

(i) **each underwriter with respect to the proposed offering**

None

(j) the underwriter's directors N/A

(k) the underwriter's officers N/A

(l) the underwriter's general partners N/A

(m) counsel to the underwriter. N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

However, the offering does NOT involve the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Colorado
Delaware
District of Columbia
Georgia
Idaho
Louisiana
Kentucky
Missouri
Montana
Nevada
New York
Ohio
Pennsylvania
Tennessee
Washington
Wyoming

Securities will be offered in the above-noted jurisdictions based on certain exemptions from registration

Methods: Securities will be offered via personal contacts by the issuer, its officers, directors, and agents. Buyers will be solicited by phone calls and emails to personal contacts of these individuals. The officers and directors who may be offering the securities include:

Norman Bangle, President and CEO
Scott Schreibstein, Executive Vice President and CFO

Sandra Ross, Director

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer: Broadband Communication Services, Inc.

(2) the title and amount of securities issued: Common Stock, 25,332,406 shares(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof:

15,800,156 Founders shares were issued at a value equal to par value with an aggregate consideration of $1,580.,02.

3,000,000 shares were issued following share exchange transaction for the acquisition of PasTel, at a value equal to par value with an aggregate consideration of $300.00

6,532,250 shares were issued for services rendered, at value equal to par value, with an aggregate consideration of $653.23.

(4) the names and identities of the persons to whom the securities were issued.

Founders' Shares	Shares	Issued
Norman Lohr Bangle, Jr.	15,800,156	17-Aug-2005

For Exchange	Shares	Issued
Norman Lohr Bangle, Jr.	2,700,000	17-Aug-2005
Crescent Venture Partners (4)	300,000	17-Aug-2005
Total Shares Issued:	3,000,000	

For Services Rendered	Shares	Issued
Cristal Investments, LLC (3)	1,250,000	17-Aug-2005
iVest Investments, LLC (2)	1,000,000	17-Aug-2005
Sandra Karen Ross	1,000,000	17-Aug-2005
Stellar Holdings (7)	700,000	17-Aug-2005
Desert Rose Corp Sole (1)	500,000	17-Aug-2005
Joseph Norelli	500,000	17-Aug-2005
Scott Schreibstein	500,000	17-Aug-2005
Creative Resources, LLC (6)	270,000	17-Aug-2005
David C. Moore	200,000	17-Aug-2005
Kristie Bangle	150,000	17-Aug-2005
Travis Brooks	100,000	17-Aug-2005
Carlton Brooks	50,000	17-Aug-2005
Frances Brooks	50,000	17-Aug-2005

Randy Garren	50,000	15-Sep-05
Rick Goldsmith	50,000	17-Aug-2005
Randy Pendergraft	30,000	15-Sep-05
Steven A, Olsen	25,000	17-Aug-2005
Kansas PCS, LTD. (5)	20,000	17-Aug-2005
Lorren Garren	15,500	15-Sep-05
Bill Glasscock	10,000	17-Aug-2005
Valerie Baker	10,000	17-Aug-2005
Debbie J. Smith	5,000	17-Aug-2005
Gayle Jeanne Ross	5,000	17-Aug-2005
John C. Ross, Jr.	5,000	17-Aug-2005
Heather Bangle	5,000	17-Aug-2005
John C. Ross, sr.	5,000	17-Aug-2005
Norma Stults	5,000	17-Aug-2005
Wesley Stults	5,000	17-Aug-2005
Aaron Meunier	3,000	17-Aug-2005
Bruce B. Ross	2,500	17-Aug-2005
Bailey Hestand	2,000	17-Aug-2005
Lance Gass	2,000	17-Aug-2005
Pamela S. Valdes	2,000	17-Aug-2005
Sydney Hestand	2,000	17-Aug-2005
Steve Moon	1,250	17-Aug-2005
Loretta O'Neil	1,000	17-Aug-2005
Sherry Rosenbaum	1,000	17-Aug-2005
Total Shares Issued:	6,532,250	

(1) Desert Rose Corp is an Arizona-based investment company that has been assisting the Company with administration services.

(2) Ivest Investments, LLC, is a Colorado limited liability company owned by J. Bennett Grocock, the principal partner of The Business Law Group, counsel to the Company.

(3) Cristal Investments, LLC is a Colorado limited liability company owned by Daniel Gray. Mr. Gray is assisting the Company with market awareness and public relations.

(4) Crescent Venture Partners is a global private equity firm with offices in New York, Singapore and Dublin, whose partners assisted in the formation of PasTel LLC.

(5) Kansas PCS, LTD is a Kansas-based telecommunications firm that provided select services to the Company.

(6) Creative Resources, LLC is a Colorado-based diversified private equity firm which assisted the Company with financial consulting services.

(7) Stellar Holdings is a Texas-based limited liability company that specializes in funding

early stage development of telecommunications businesses, and provided funding and administration services to the Company.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

BBCS, was formed in August 2005, with capital provided by Norman L. Bangle. Mr. Bangle, the founder and current President and CEO, owns approximately 15,800,156 Founders shares, issued by the Company at a value equal to par value in a transaction not involving any public offering pursuant to the exemption from the registration requirements of Section 5 of the Securities Act of 1933 (the "Securities Act") afforded by Section 4(2) of the Securities Act.

A total of 3,000,000 shares were issued following share exchange transaction for the acquisition of PasTel, LLC, at a value equal to par value in a transaction not involving any public offering pursuant to the exemption afforded by Section 4(2) of the Securities Act. PasTel, LLC, a Delaware Limited Liability Corporation, was formed in January 2005, with capital provided by its two founders, Mr. Bangle, current President and CEO of BBCS and Crescent Venture Partners, a current shareowner of BBCS. Concurrently with its formation, BBCS acquired all of PasTel's assets and assumed all liabilities, in exchange for common. Since that time, it has operated as an independent subsidiary of BBCS.

A total of 6,532,250 shares were issued by the Company to the Company's employees and consultants for services rendered as part of their employment or consulting arrangements, at value equal to par value, in a transaction not involving any public offering pursuant to the exemption under Section 4(2) of the Securities Act.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Issuer is not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. However, concurrent with this offering, Management is attempting to seek traditional debt financing. .

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

None

(2) To stabilize the market for any of the securities to be offered;

None

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

None

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Ivest Investments, LLC, which owns 1,000,000 shares of common stock of the Company, is affiliated with J. Bennett Grocock, P.A., d/b/a The Business Law Group, counsel to the Company. Both entities are controlled by J. Bennett Grocock.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

None

PART II - OFFERING CIRCULAR MODEL B

Broadband Communication Services, Inc.

279 E. Central Street #119 Franklin, MA 02038 (713) 516-4663

6,250,000 Shares of Common Stock (1)

April 15, 2006

	Price to Public	Shares offered	Underwriting discount and commissions	Proceeds to issuer or other persons
Per Share	$.50		-----------	$.50
By Company	$2,000,000(2)	4,000,000	------------	$1,980,000(2)
By Selling Stockholders	$1,125,000(3)	2,250,000	------------	$1,125,000(3)

(1) Total represents 4,000,000 shares to be issued and sold directly by the Company at a price of $.50 per share and 2,250,000 shares of Selling Shareholders valued at a price of $.50 per share.

(2) Representing 4,000,000 shares of common stock for sale by the Company under a self-underwritten, best efforts, no minimum offering, less estimated offering expenses of not more than $20,000, which will be borne by the issuer.

(3) Representing 2,250,000 shares of common stock for sale by certain Selling Shareholders; no proceeds from any such sales will benefit the Company.

The Company hereby offers on a "best efforts, no minimum basis" (the "Offering") up to a maximum of 4,000,000 shares of common stock (the "Shares"), $.0001 par value, for a price of $.50 per Share. There is no minimum purchase requirement. The proposed sale to the public will commence on or about April 15, 2006 (or such sooner or later time that this Offering Statement has been qualified by the SEC) and will terminate on October 1, 2006, unless extended by the Company, in its sole discretion, for an additional period of up to 90 Days. In addition, 2,250,000 shares of common stock held by certain selling shareholders are being qualified for potential resale by such selling shareholders. The price for these shares is $.50 per share; none of the proceeds from any such sales shall be received by the Company. The price of the Shares offered hereby has been arbitrarily determined by the Company and does not bear any relationship to the Company's assets, book value, net worth, results of operations or any other recognized criteria of value. Net proceeds from the sale, after offering expenses, will be deposited in the Company's bank account and there will be no escrow or other arrangement. For additional information regarding the factors considered in determining the offering price of the Shares and other risks, please see section "Risk Factors" beginning on page 9.

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A. The Company's shares are not traded on any market.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Item 3. Summary Information, Risk Factors and Dilution

Broadband Communications Services, Inc. (hereafter "BBCS" or the "Company") is a holding company, formed in August, 2005, that, through its operating subsidiary, PasTel, LLC provides a wide range of design, development, deployment, integration, and management of communications and information networks domestically and internationally in a variety of industries such as natural gas, cable TV, telephone and electrical construction, and municipal utility projects.

PasTel, LLC, a Delaware Limited Liability Company, was formed in January 2005, with capital provided by its owners. Ownership in PasTel was distributed between Norman L. Bangle, Jr., current BBCS President and CEO (90%) and Crescent Venture Partners, a current shareowner of BBCS (10%).

BBCS, a Nevada Corporation, was formed in August 2005, with 100% of capital provided by Norman L. Bangle, who assumed his current role of President and CEO. Mr. Bangle currently owns approximately 73% of all outstanding shares, 15,800,156 shares were issued as founder shares and 2,700,000 were issued in consideration for the acquisition of PasTel, LLC. An additional 300,000 shares, or 1% of all outstanding shares were issued to Crescent Venture Partners in consideration for the acquisition of PasTel, LLC. An additional 4,936,750, or 20% of all outstanding shares were issued to outside 36 contractors and service providers in lieu of services rendered. The remaining 1,595,500 shares, or 6% of all outstanding shares, were issued to five employees as part of their compensation arrangements. Most shares were issued on August 17, 2005. 95,500 shares were issued to three employees on September 15, 2005.

Concurrently with its formation, BBCS acquired all of PasTel's assets and assumed all liabilities, in an exchange of stock, in which Mr. Bangle took control of 100% of PasTel's stock. Since that time, PasTel has operated as an independent subsidiary of BBCS.

For the calendar year ending December 31, 2005, Broadband Communications Services, Inc. had revenues in the amount of $862,246, operating and other expenses of $1,197,731 and a net loss of ($335,485), or ($0.0154) per share.

After giving effect to the sale of all Shares of Common Stock offered by us in this offering, our existing shareholders will experience an immediate increase in net tangible book value, and purchasers of Common Stock in this offering will experience an immediate dilution in net tangible book value. At December 31, 2005, our net tangible book value was a negative $259,621 or ($.0102) per share of common stock, with 25,332,406 shares issued and outstanding. Net tangible book value per share represents total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding. Assuming the sale of all 4 million shares offered under this Offering Statement at a public offering price of $.50 per share, of which there is no assurance, and after deducting the estimated expenses of this offering, our pro forma net tangible book value, at December 31, 2005, would have been $1,720,379, or $.0587 per share of common stock, with 29,332,406 shares issued and outstanding. This represents an immediate increase in net tangible book value of $.0689 per share to existing stockholders and an immediate dilution of $.4413 per share to new investors participating in this offering. If the Company actually sells less than the full 4 million shares it is offering, the dilution to purchasers will increase proportionately.

Risk Factors

An investment in our shares involves a high degree of risk. Before making an investment decision, you should carefully consider all of the risks described in this offering circular. If any of the risks discussed in this circular actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, you may lose all or a part of your investment. *The risk factors described below are not the only ones that may affect us.* Our forward-looking statements in this prospectus are subject to the following *known* risks and uncertainties. Our actual results could differ materially from those anticipated by our forward-looking statements as a result of the risk factors below and any other *unknown* risks that may affect us.

1. We have not been profitable, and You might never receive a Return on your Investment. There is no assurance that you will realize a return on your investment or that you will not lose your entire investment in the Company. We have never had profitable operations in our past, and there can be no assurance that we will ever produce or maintain profitable operations. Our ability to implement our business plan is dependent on the completion of this Offering. Additional capital may be required in excess of the proceeds of this Offering. We must also competitively bid for and win contracts for our services that will sustain operations at the level we have planned. There is no assurance that the Company will be able to raise such additional capital or be awarded enough contracts to generate revenues in a manner to produce profitability.

2. The Offering Price of the Shares has been arbitrarily determined. There has been no prior market for our common stock or other securities. We have determined the offering price of the Shares arbitrarily, and this price does not bear any direct relationship to our assets, net worth, results f operations, or any established criteria of value. The offering price should not be considered an indication of the actual value of the Shares.

3. We may have challenges managing our growth, which could negatively affect our business. Our management team expects to expend significant time and effort in evaluating, developing, completing, and integrating new businesses that we plan to acquire plus new marketing strategies. We are actively evaluating acquisition candidates, but we can't assure you of any completed transactions. In order to close on any transactions, we will require cash proceeds from this offering. Because operations in the Company will be geographically diverse and constituted

from several acquisitions in our early stage of growth, we can't provide assurance that our systems, procedures and controls will be adequate to support our operations as they expand. Any future growth also will impose significant added responsibilities on members of senior management, including the need to identify, recruit and integrate new senior level managers and executives. We can't assure you that such additional management will be identified and retained by us. If we are unable to manage our growth efficiently and effectively or are unable to attract and retain additional qualified management, then there could be a material adverse effect on our financial condition and results of operations.

4. Our Competitors are many; some are bigger and better financed, and we might not be able to compete. There are hundreds of small companies providing similar services to ours. Certain of our competitors are much larger and well established and have significant financing in place for growth. They also may have lower overhead cost structures and may, therefore, be able to provide their products and services more efficiently and at lower prices than we can. We can give no assurance that we will ever be able to secure long-term and profitable customer accounts. Our business strategy is to acquire some of the smaller companies and integrate operations. This can be very difficult to achieve and might not give us a competitive advantage.

5. Our key managers will retain control for a considerable time, and your vote may have little effect. Currently and following the completion of this Offering, Norman Bangle and the other executive officers will beneficially own 79.9% of the total outstanding shares of Common Stock in the Company. These persons, if acting in concert, will be able to continue to exercise control over the Company's affairs, to elect the entire Board of Directors, and to control the disposition of any matter submitted to a vote of stockholders.

6. We are Dependent On Key Personnel, the loss of which could hurt our business. We believe that our success will depend on the experience of Mr. Bangle and Mr. Schreibstein and other qualified executive leadership. We will also need the services of other qualified personnel and we will need to integrate management from acquisition candidates if we complete acquisitions. Although we intend to enter into an employment agreement with each of our executive officers, we can't assure you that any individual will continue in such capacity for any particular period of time. The loss of Mr. Bangle, with his vast and specific industry experience and contacts, would be particularly detrimental to the immediate future of the Company, as he is currently responsible for most of the day-to-day operations of the Company.

Because the Company is new and its management team is lean, the loss of other key personnel, including Mr. Schreibstein and others gained during the the acquisition process and the inability to hire and retain qualified employees to support or replace them could have an adverse effect on our business, financial condition and results of operations.

7. We have certain Anti-Takeover Provisions designed to protect us from hostile takeovers. Our Board of Directors has the authority to issue shares of preferred stock in one or more series and to fix the rights and preferences of the shares of any such series without stockholder approval. Any series of preferred stock is likely to be senior to the Common Stock with respect to dividends, liquidation rights and, possibly, voting rights. This ability to issue preferred stock could have the effect of discouraging unsolicited acquisition proposals and other attempts to buy our

company. Also, since we are controlled by Mr. Bangle, this control position would have to ability to discourage others from attempting to take over control of the Company.

8. Our Managers have broad discretion in Applying the Proceeds of this offering. The use of proceeds set forth in Item 5 below is what management believes will be the best use of such proceeds given the state of the Company at the present time. However, our management team has broad discretion to adjust the application and allocation of the net proceeds of this Offering in order to address changing circumstances and opportunities or as business conditions might otherwise dictate. Thus, our success will be substantially dependent upon the discretion and judgment of our management team in applying and allocating these net proceeds.

9. We may never Pay Dividends. To date, we have not paid any cash dividends on our common stock. And even if we become profitable in the future, it is likely that we will retain much or all of our future earnings to finance future growth and expansion. Therefore, we do not presently intend to pay any dividends, and it is not likely that we will pay any dividends in the foreseeable future.

10. There is no current market for our stock, and there may only be limited ways to transfer your shares. There is no current market for our stock, and we can't assure you that a market will develop subsequent to this offering. You must be fully aware of the long-term nature of an investment in the Company. The Shares are being offered and sold pursuant to Regulation A promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act") and similar provisions of applicable state laws. While it is our intent to apply for listing of the Shares for trading on the Over the Counter Pink Sheets System, we can't assure you that we will be successful in such application. The Pink Sheets is not a stock market but is merely an inter-dealer quotation system among brokers. Therefore, it might be difficult for you ever to sell your shares in this venue. or, that if we are successful, that a market for our common stock will ever develop or continue on the Pink Sheets or other exchange, purchasers of Shares will need to bear the economic risk of the investment for an indefinite period of time. Ownership of the Shares must be considered a long-term, non-liquid investment. Prospective investors will be required to represent in writing that they are purchasing the Shares for their own account, for long-term investment only, and not with a view towards resale, fractionalization, division, or distribution.

11. There is No Minimum Number of Shares we have to sell in this Offering. We are making this offering on a "best efforts, no minimum basis." What this means is that all the net proceeds from this Offering will be immediately available for use by us and we don't have to wait until a minimum number of Shares have been sold to keep the proceeds from any sales. We can't assure you that subscriptions for the entire Offering will be obtained. We have the right to terminate the offering of the Shares at any time, regardless of the number of Shares we have sold since there is no minimum subscription requirement. Our ability to meet our financial obligations and cash needs and to achieve our objectives could be adversely affected if the entire offering of Shares is not fully subscribed for. We have not set a minimum with respect to the amount of our securities that we intend to sell. Even if a purchaser buys shares of our common stock, we may not be able to sell any other additional shares proposed for sale pursuant to this offering. If we do not raise a sufficient amount of funds through this offering, we may not be able to fulfill the objectives of our business,

and we may not be able to successfully proceed with our plan of operations. This may cause significant losses and our stockholders may lose all or a substantial portion of their investment.

You could also be the only subscriber/investor in this offering, which could mean that this offering raises less than the expenses of the offering.

12. We will Need Additional Capital{ TC "Need for Additional Capital" \f C \l "4" }. The Company's current working capital averages $85,000 monthly, funded from cash reserves and accounts receivable. Even if this offering is fully subscribed, we contemplate that we will need to seek additional financing in order to fund growth, acquire target companies, and continuing marketing efforts. We have made no firm arrangements to obtain future additional financing, and we cannot assure you that such additional funds will be available or that, if available, such additional funds will be on terms acceptable to us. We will need additional capital in the future.

13. You will suffer Immediate Dilution in value of your shares{ TC "Immediate Dilution" \f C \l "4" }. After giving effect to the sale of all Shares of Common Stock offered by us in this offering, our existing shareholders will experience an immediate increase in net tangible book value, and purchasers of Common Stock in this offering will experience an immediate dilution in net tangible book value. At December 31, 2005, our net tangible book value was a negative $259,621 or ($.0102) per share of common stock, with 25,332,406 shares issued and outstanding. Net tangible book value per share represents total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding. Assuming the sale of all 4 million shares offered under this Offering Statement at a public offering price of $.50 per share, of which there is no assurance, and after deducting the estimated expenses of this offering, our pro forma net tangible book value, at December 31, 2005, would have been $1,720,379, or $.0587 per share of common stock, with 29,332,406 shares issued and outstanding. This represents an immediate increase in net tangible book value of $.0689 per share to existing stockholders and an immediate dilution of $.4413 per share to new investors participating in this offering. If the Company actually sells less than the full 4 million shares it is offering, the dilution to purchasers will increase proportionately.

14. State Blue Sky registration; potential limitations on resale of the shares. The holders of our shares of common stock and persons who desire to purchase them in any trading market that might develop in the future should be aware that there may be significant state law restrictions upon the ability of investors to resell our securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one. It is the intention of our management to seek coverage and publication of information regarding the Company in an accepted publication which permits a "manual exemption." This manual exemption permits a security to be distributed in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. Furthermore, the manual exemption is a non-issuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities. Most of the accepted manuals are those published in Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they 'recognize securities manuals' but do not specify the recognized manuals. The

following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

15. The trading price of our common stock could entail additional regulatory requirements which may negatively affect the trading. If our shares are listed and commence trading on the Pink Sheets, the trading price of our common stock will be below $5.00 per share. As a result of this price level, trading in our common stock would be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the penny stock for the purchaser and receive the purchaser's written consent to the transaction before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our common stock. As a consequence, the market liquidity of our common stock could be severely affected or limited by these regulatory requirements.

Item 4. Plan of Distribution

Offering by the Company

The Company hereby offers on a "best efforts, no minimum basis" (the "Offering"), up to a maximum of 4,000,000 shares of common stock (the "Shares"), $.0001 par value, for a price of $0.50 per Share. The proposed sale to the public will commence on or about April 30, 2006 (or such sooner or later time that this Offering Statement has been qualified by the SEC) and will terminate no later than six months thereafter, unless extended by the Company, in its sole discretion, for an additional period of up to 90 Days.

The price of the Shares offered hereby has been arbitrarily determined by the Company and does not bear any relationship to the Company's assets, book value, net worth, results of operations or any other recognized criteria of value. For additional information regarding the factors considered in determining the offering price of the Shares and other risks, please see section "Risk Factors" beginning on page 9.

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

There is no minimum offering amount. While the Company does not contemplate doing so, the Offering may be withdrawn, canceled, or terminated by the Company at any time. The only condition under which such action would be considered by the Company is if, in the first 90 days of the offering, it was able to find no market or interest in its shares and receive no offer for purchase any shares.

We will sell the common shares ourselves and do not plan to use underwriters or pay any commissions. We will be selling our common shares using our best efforts. As a result, purchasers of our common stock will not have the benefit of an underwriter's due diligence, whose task is, among others, to confirm the accuracy of the disclosures made in the prospectus.

We are less likely to sell the shares we are offering on a self-underwritten basis than if we were selling the shares through an underwriter.

By selling our stock on a self-underwritten basis, we will not be able to utilize the services of an underwriter to offer or sell our securities for us in connection with this offering. We will undertake on our own to market and sell the securities to the public. We have not set a minimum with respect to the amount of our securities that we intend to sell. Even if a purchaser buys shares of our common stock, we may not be able to sell any other additional shares proposed for sale pursuant to this offering. If we do not raise a sufficient amount of funds through this offering, we may not be able to fulfill the objectives of our business, and we may not be able to successfully proceed with our plan of operations. This may cause significant losses and our stockholders may lose all or a substantial portion of their investment.

The common shares are being offered by Norman L. Bangle, CEO, and Scott Schreibstein, CFO. These officers will be relying on the safe harbor in Rule 3a4-1 of the Securities Exchange Act of 1934 to sell the common shares. No sales commission will be paid for common shares sold by these persons, nor are any of them subject to statutory disqualification nor are any an associated person of a broker or dealer. Additionally, these persons primarily perform substantial duties on behalf of the Company otherwise than in connection with transactions in securities. None of these persons was either a broker or dealer or an associated person of a broker or dealer within the preceding 12 months and has not participated in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraph (a)4(i) or (a)4(iii) of Rule 3a4-1 of the Securities Exchange Act of 1934.

Subscription proceeds will be deposited directly with the Company, and no escrow arrangement will be utilized. Such proceeds will be available for immediate use by the Company, subject to rescission rights by certain state residents. No minimum number of Shares must be sold in order for the Company to use subscription funds.

The Company has the right, in its sole discretion, to reject any subscription for any reason whatsoever at any time prior to the termination of the Offering. Typically, a rejection will be within 7 business days of receipt of a subscription. If the Company does not accept a Subscription, then subscription funds will promptly be refunded to the subscriber, without interest.

Offering by Selling Shareholders

2,250,000 shares of common stock held by certain selling shareholders are being qualified for potential resale by such selling shareholders. The price for these shares is $.50 per share; none of the proceeds from any such sales shall be received by the Company.

The shares are being registered to permit the selling shareholders and their transferees or other successors in interest to offer the shares for the duration of the Offering by the Company. Selling shareholders are under no obligation to sell all or any portion of their shares. Particular selling shareholders may not have a present intention of selling their shares and may sell less than the number of shares indicated. The following table assumes that the selling shareholders will sell all of their shares.

None of the Selling Shareholders are broker-dealers or affiliates of broker-dealers nor are they associated persons of the issuer.

Name of Selling Shareholder	Shares Owned Before Offering	Shares Offered by this Prospectus	Shares Owned After Offering	% Owned After Offering
iVest Investments, LLC, a Colorado limited liability company	1,000,000	1,000,000	1,000,000	4%
Cristal Investments, LLC, a Colorado limited liability company	1,250,000	1,250,000	1,250,000	5%

The shares may be sold or distributed from time to time by the selling stockholders or by pledges, donees or transferees of, or successors in interest to, the selling stockholders, directly to one or more purchasers (including pledges) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, after the shares are trading, if ever, at market prices prevailing at the time of sale.

Restrictions on Transferability{ TC "Restrictions on Transferability" \f C \l "4" }

Prior to this offering, there has been no public market for the common stock of the Company and there can be no assurances that any trading market will develop. Accordingly, there may never be a public resale market for the Shares. The Shares have not been registered under the Securities Act of 1933, as amended, or the laws of any state jurisdiction. Such securities may be sold or otherwise transferred by an investor only if the investor complies with all applicable state and federal securities laws. The Company does not intend to register the Shares.

The availability of Federal and state exemptions and the legality of the offer and sale of the Shares are conditioned upon, among other things, the fact that the purchase of Shares by all investors will be for investment purposes only and not with a view to resale or distribution. Accordingly, each prospective investor will be required to represent in the Subscription Agreement that it is purchasing the Shares for its own account and for the purpose of investment only, not with a view to, or in accordance with, the distribution of sale of the Shares and that it will not sell, pledge, assign or transfer or offer to sell, pledge, assign or transfer any of its Shares without an effective registration statement under the Securities Act, or an exemption therefrom and an opinion of counsel acceptable to the Company that registration under the Securities Act is not required and that the transaction complies with all other applicable Federal and state securities laws.

Item 5.Use of Proceeds to Issuer

The Company shall receive no proceeds from the shares sold by the selling shareholders. The Company will only receive the proceeds of the 4,000,000 shares to be sold in the future directly by the Company. There is no guarantee that the shares will be sold.

The net proceeds to the Company from the proposed sale of the Shares, after the deduction of estimated Offering expenses of $20,000 payable by the Company, are anticipated to be approximately $1,980,000. All proceeds will be used as intended below:

Consolidate Debt (1)	$ 900,000
Purchase Vehicles & Equipment (2)	400,000
Fund Future Acquisitions (3)	400,000
Working Capital & Reserve Fund (4)	280,000
Total	$1,980,000

(1) The company intends to retire debt accumulated within the past year, as detailed below:

Creditor	Description	Rate	Payoff Balance
CNH Capital	Equipment Purchase	8.00%	$494,739
RR Rogers	Mobile Office	0.00%	$153,330
Stellar Holdings	Promissory note	0.00%	$96,850
Accounts Payable	Miscellaneous	18.00%	$96,531
American Express	Credit Card	Variable	$20,440
Bank of America	Credit Card	Variable	$12,507
Diamond Equipment	Equipment Purchase	18.00%	$10,714
Chase	Credit Card	Variable	$8,499
Advanta	Credit Card	Variable	$5,210
Capital One	Credit Card	Variable	$1,181
			$900,000

Other than the amount owed to American Express, all above credit card debt, incurred for the use of products and services on behalf of the Company and its employees, is held in the name of Norman Bangle, the President and CEO of the Company.

(2) The company intends to use $400,000 to acquire additional vehicles ($125,000) and equipment ($275,000) in the six months following the offering, to facilitate the expansion of business operations.

(3) The company intends to set aside $400,000 as a fund for use in the acquisition of additional businesses, consistent with the company's plan for growth and expansion over the next 12 months. No acquisition targets have yet been definitively identified. It is expected that any future such

acquisitions will be funded in part with this cash and may require the company to raise additional cash through other means. Until such time as these funds are needed to complete targeted acquisitions, they will be invested in short-term, highly negotiable instruments. No anticipated acquisitions will be from affiliates of the Company or their associates.

(4) To company intends to set aside $280,000 as a working capital and reserve fund, to respond to short term fluctuations in the normal course of business and avoid the increased expense of borrowing or use of credit cards to fund immediate cash requirements which may arise from time to time. Since normal payment cycles from our customers are 45 to 60 days, two months of working capital of up to $200,000 are necessary to cover general accounts payable and payroll, including the expectation to begin paying Mr. Bangle and Mr. Schreibstein monthly salaries. When not in use for operational needs, it is expected that this fund will be invested in short-term, highly negotiable instruments as a reserve.

(5) As our business plan develops and changes and, dependent on the timing of receipt of actual proceeds of the offering and other contingencies which may arise in the interim, the Company may alter the use of the proceeds of the offering by retiring more or less debt, purchasing more or less assets, accelerating or slowing acquisition plans, expanding or shrinking current operations, and/or setting aside more or less cash reserves.

In the event that **less than** 100% of the offering is subscribed, the Company would allocate the net proceeds as follows:

Subscription Success	**Net Proceeds**	**Application of Proceeds**			
Nominal	$20,000 or less	Pay offering costs			
		Retire Debt	*Purchase Assets*	*Acquisitions*	*Working Capital*
25%	$495,000	$495,000	$0	$0	$0
50%	$990,000	$495,000	$198,000	$198,000	$99,000
75%	$1,485,000	$594,000	$297,000	$445,500	$148,500

If only a nominal amount of proceeds are raised, the company will continue its search for alternate sources of capital.

Item 6. Description of Business

Broadband Communications Services, Inc ("The Company" or "BBCS") was formed in August 2005, with 100% of capital provided by Norman L. Bangle, who assumed his current role of President and CEO. Mr. Bangle currently owns approximately 73% of all outstanding shares. An additional 21% of ownership is distributed among seven other persons and entities, having received grants of restricted shares for services rendered or as part of their employment arrangements. The remaining shares are owned by 31 other persons and entities, having received grants of restricted shares for services rendered or as part of their employment arrangements.

Formed as a holding company for the purpose of acquiring and operating underground construction companies throughout the United States, the Company's objective is to leverage the extensive experience, contacts and reputation of its executive management team and staff to consolidate multiple independent contractors into a comprehensive, full-service construction and support organization for communications networks and utility providers.

PasTel, LLC, a Delaware Limited Liability Company, was formed in January 2005, with capital provided by its owners. Ownership in PasTel was distributed between Norman L. Bangle, Jr., current BBCS President and CEO and (90%) and Crescent Venture Partners, a current shareowner of BBCS (10%). Concurrently with its formation, BBCS acquired all of PasTel's assets and assumed all liabilities, in an exchange of stock, in which Mr. Bangle took control of 100% of PasTel's stock. Since that time, PasTel has operated as an independent subsidiary of BBCS.

The Company currently operates in Texas, Oklahoma, Arkansas and Florida for our clients, who serve a variety of industries, including natural gas distribution, cable television, telephone, both wireless and landline, electrical construction and distribution, and municipal water and sewage providers. We market to and perform work directly for clients in these industries, or as subcontractors to larger, general contractors serving these same clients.

BBCS and PasTel utilize nine full-time employees and manages projects using nine subcontractors, with close to 100 additional full-time employees. With the addition of contract labor for short-term projects, the Company can expand its work force to close to 200, as the work warrants.

The Company is in the process of evaluating for acquisition several other underground construction firms in Virginia, Nebraska, Georgia and Florida. Closing any such purchases is dependent on the success of this offering. The decision to make purchase offers and complete these acquisitions is based on a weighting of several factors, including the geographical location of the company and its employees, past work performance and future work commitments, quality and age of vehicles and equipment, reputation of the company and its management with its clients, suppliers and competitors, common balance sheet ratios, including debt to equity and assets to debt, net worth, and profitability of operations. We also assess the experience level and ability of key managers and employees and estimate the probable fit of a target company's business climate and culture into the BBCS structure.

Plan of Operations

BBCS seeks to offer a better solution to select underground construction firms with a minimum of seven years of business history. Centralizing the business development, bid management, and administrative processes will reduce distractions and lower costs of doing business, allowing local managers to maximize their focus on the operational aspects of their business. Consolidation of necessary, but time-draining and costly back office support will lower overhead and produce better margins. Higher quality production, lower operating costs, and greater reach into the market will be the hallmarks of the BBCS business development plan.

Current_BBCS operations are focused on building efficiencies as it grows through organic expansion while acquiring three to five underground construction companies in 2006. Target businesses are those with established operations and firm track records in successfully completing construction service contracts for significant cable and telecommunications providers, electric and gas distributors, and municipal utility agencies. The Company's expertise involves the following disciplines:

- Underground conduit construction
- Conduit cleaning, rodding and fiber pulling
- Directional boring
- Plowing and trenching
- Case bore, squeeze bore and box tunneling
- Manhole construction (including rebuilds, poured and pre-cast)
- Fiber Splicing

Future plans call for the Company to expand the acquisition strategy and acquire an additional three to five underground construction companies in 2007, growing towards a critical mass which will allow it to expand its reach and market share. It will also target opportunities in complementary industries, seeking to become operators of the very industries they support through their construction business, either through outright acquisition or joint ventures with existing clients. Targets will include cable, telecommunications and private utility companies, especially those in small, underdeveloped communities in the Midwest, Southwest and West. In 2008, a continuation of the joint acquisition strategy would be accompanied by a reorganization to creating an infrastructure that further streamlines management and generates cost reductions while growing the revenue base as the Company continues to expand. Another three to five companies would be expected to be added in 2008.

Business Components

Underground Construction: The current focus of BBCS operations is on the underground construction marketplace, which includes digging trenches either by hand or machine to install conduit or piping. ***Directional boring***, commonly called horizontal directional drilling or "HDD," is a method of installing underground pipes and conduits along a prescribed bore path from the surface, with minimal impact to the surrounding area. Installation lengths up to 6,500' have been completed and diameters up to 48" have been installed in shorter runs.

Directional boring is used for installing telecommunications and power cable conduits, water lines, sewer lines, gas lines, oil lines, product pipelines and environmental remediation casings. The process is used for crossing waterways, roadways, shore approaches, congested areas, and environmentally sensitive areas and is used in any application area where other methods are more expensive.

Besides its lower cost, the benefits of directional boring over those of other techniques include:

- Less traffic disruption
- Deeper and lengthier installations
- No access pit required
- Shorter completion times

- Directional capabilities make it easier to avoid hazards
- Safer for the environment

Most directional boring machines use drilling fluid (mud) with a few machines designed to use air or air and foam. Air and foam machines are used for rock. Drilling fluid is generally a mixture of bentonite clay and water, with additives used to improve performance. In softer soils, the high pressure jet of fluid cuts through the soil, with the cuttings suspended in the fluid. As fluid is pumped down the hole, the cuttings are carried back out to the surface where they are either allowed to settle out in a pit or removed mechanically in a cleaning system. Drilling fluid is classified as non-toxic and can be disposed of accordingly. In softer soils, an angled bit is used and the pipe string is rotated, if necessary, to bore straight. To steer, rotation is stopped, the angle of the bit is aligned to the desired direction and forward thrust is applied. The directed jet of the drilling fluid and forward thrust cuts a new path.

In cases where the ground is unstable, a wash over pipe, or casing, can be pushed down the bore hole to prevent the collapse of the hole walls. Some systems use a dual pipe exclusively. Upon reaching the exit point, the bit is detached and the end of the drill pipe is attached to a reamer or hole opener (for rock), if the bore hole must be enlarged. The reamer is pulled back while rotating the drill pipe to enlarge the bore hole, with as many consecutive passes as required. Drill pipe is added behind the reamer or hole opener so that there is always drill pipe in the bore hole.

When the bore hole is at least 25% larger than the pipe to be installed, the end of the drill pipe is connected to a reamer attached to a swivel connected to the product pipe. Drilling fluid is pumped downhole to provide lubrication and the product pipe is pulled in while rotating the drill pipe and reamer. The swivel prevents rotation of the product pipe.

For some telecommunications or power cable projects, the drill pipe itself becomes the conduit and is left in the ground upon reaching the exit point. This type of installation is known as "drill and leave". Once the pipe is installed the exit and entry points are excavated, if necessary, and connections made as needed.

Directional bore machines are rated by thrust and pullback force and rotary pressure. Sizes range from small machines with a few thousands pounds of thrust and pullback to the largest with over a million pounds of pullback force. Rotation is measured in pressure. Most machines are track or trailer mounted with a few smaller machines designed to be used in pits

The most commonly used equipment for determining the location of the bore head is called a 'walk-over' locating system. A sonde, or transmitter, behind the bore head registers angle, rotation, direction and temperature data. The information is then encoded into an electro-magnetic signal which is transmitted through the ground to the surface. At the surface, a receiver is manually positioned over the sonde and the signal decoded and steering directions relayed to the operator of the bore machine.

When conditions do not allow a receiver to be positioned over the sonde or interference causes degradation of the signal, a 'downhole system' is used. The most commonly used type of downhole system is called a 'wire-line' and uses a wire to transmit the data up the inside of the drill pipe. At the surface the data from the wire is decoded by a computer to provide depth, angle, rotation, direction and other information. Gaining in popularity are newer downhole wireless systems such as the Polaris EM System which transmits the data through the ground by an electro-magnetic signal to a stationary receiver.

A variation of directional boring called pipe reaming can be used to replace existing clay, asbestos cement, non-reinforced concrete and PVC pipe. A reamer is pulled through the existing pipe which cuts the pipe into small pieces. The pipe pieces are flushed out the bore hole with the drilling fluid. A new HDPE or PVC pipe is pulled in behind the reamer. Pipe reaming can often be used instead of pipe-bursting. The advantages of pipe reaming are lower cost, faster installation, no compaction of the surrounding formation and much greater upsizing capabilities.

When designing a project for directional boring it is important to have accurate geo-technical data, sufficient space for the bore rig and support equipment and enough space for laying out the pipe on the other side. It is best to allow extended work-hours for boring operations and is essential for pull-back. Additional considerations may be required for specific projects. Pipe which can be used for directional boring installations includes HDPE, mechanical joint PVC and steel.

Directional boring has evolved steadily over the last 20 years and is now the preferred method on many installations due to its low cost and low impact on surroundings. It is generally less expensive than other methods such as micro-tunneling, jack and bore and open trenching in urban areas. In urban areas, it can not only save a considerable amount on installation cost it can provide a tremendous amount of public goodwill.

As the Company moves into the next stages of its business plan, it will acquire businesses with which it can leverage its management team's expertise and provide a wide range of design, development, deployment, integration, and management of communications and information networks, domestically and internationally, in a variety of industries such as natural gas, cable TV, telephone and electrical distribution, and municipal utility projects. The Company's operations in these areas will include the following:

Wireline and Wireless Network Construction and Operation: design, deployment, integration, and the overall management of wireless and wireline communications networks.

Design and Optimization Services: provision of a wide range of engineering services, for networks using including copper, fiber, outside plant, radio frequency and fixed network. Wireless technologies will supported by the future establishment of an engineering group. Mr. Bangle has extensive experience with wireless networks from his previous employment history. We intend to utilize state-of-the-art software and hardware tools to design, plan and optimize each network.

Deployment Services: manage the deployment of individual sites or entire network links – location, real-estate acquisition, installation and construction, using our own employees or subcontractors

Competition and Market Outlook

The underground contracting business is essentially a fragmented industry, comprised mostly of small, independent proprietors ($1 million to $3 million in annual revenues) with limited resources and insufficient capital to take advantage of full opportunities in their immediate geographical areas. There are more than 400 contractors listed in Texas alone on the Blue Book web guide. Owners must spend significant time and energy in the bid and contract process, either with the larger companies or a multitude of organizations offering work. As a result, their personnel and equipment is often underutilized and project work is unsupervised, resulting in higher unit costs and minimal margins, at best. Reluctant to commit further capital to expand their markets and/or geographic reach, even successful operators find it difficult to stabilize their operations and drive quality processes.

A handful of large players exist, including MasTec North America (the only publicly held larger company), Henkels and McCoy, TCS Inc. and Michels Corp., and are responsible for $2 to $3 billion in annual revenues. There is a symbiotic relationship between these large companies and the small ones, as much of this work is subcontracted out to them. The larger companies attract more substantial contracts and dole them out, marking up the work by as much as 30 percent in the bid process.

BBCS seeks to position itself between the giant operations and the very small ones. Combining select acquisitions of underground construction firms with a solid operating history and organic growth, we expect to leverage more personal business contacts and local knowledge of business conditions and balance them with the ability to optimize the use of our resources across different geographical territory and be more responsive and flexible to local needs. Our size, we believe, will provide us with the flexibility the larger companies cannot provide, while providing enough critical mass to serve the requirements of large, long term contracts. Where we cannot provide direct resources for a particular project, we will supplement with subcontractors which not only increase our reach and capacity, but allows us to maintain a natural ability to expand and contract as work requirements change with the economy and local conditions.. By taking this approach, we anticipate strengthening solid business relationships, customers, assets, cash flow, local presence in a particular market, and experienced personnel.

Though no specific government approval or licensing process is required or anticipated in the near term, the industry is nevertheless closely managed for quality and safety by operators seeking to comply with OSHA regulations, insurance requirements and respond to competitive forces.

Our major clients have included the following:

Company	**2005 Billings**
MasTec North America, Inc.	$225,000
Hal-Tec Corporation	$171,000
Henkels and McCoy	$71,000
Sumter Network Design	$253,000
Michels Corporation	$48,000

In 2006, we have contractual commitments from Hal-Tec for $2 million in work. MasTec has also agreed in principal to provide us up to $500,000 in work, and we are now an approved supplier for AT&T (the former SBC Communications) and expect to receive approved bids in excess of $500,000 in 2006.

Item 7. Description of Property

The Company owns no real property, but maintains a corporate office in Massachusetts for administrative purposes, and leases and/or borrows the use of properties for storage and operational purposes at various sites on a daily, weekly or monthly basis on an as needed basis without long term commitments.

Item 8. Directors, Executive Officers and Significant Employees

Name	Age	Position	Director's Term
Norman L. Bangle, Jr.	47	President, CEO, Director	August 2005 – August 2007
Sandra K. Ross	47	Director	August 2005 – August 2007
Scott H. Schreibstein	50	Executive Vice President, CFO, Director	August 2005 – August 2007

Norman L. Bangle, Jr., President, CEO, and Director, has been with Broadband Communications Services, Inc. since August 2005. Previously he was President of PasTel, LLC, a telecommunications and utilities infrastructure construction company in New Braunfels, Texas from January 2005 until August 2005. Prior to that, Mr. Bangle was the Managing Partner of Stellar Holdings LLC, an investment company in San Antonio, Texas, from January 2000 to July 2003 and Operating Partner from July 2003 to January 2005.

Sandra K. Ross, Director, has been a Director with Broadband Communications Services, Inc. since August 2005. Ms. Ross has been the Managing Partner of Stellar Holdings LLC, an investment company in San Antonio, Texas, since July 2003 and prior to that was an Operating Partner of Stellar Holdings, LLC from January 2000 until July 2003.

Scott H. Schreibstein, Executive Vice President, Chief Financial Officer and Director, has been with Broadband Communications Services, Inc. since August 2005. Previously, he was Vice President and Chief Operating Officer for ChaseCom, LLP, a telemarketing and customer service provider in Houston, Texas, from January 2005 to May 2005. Prior to that, Mr. Schreibstein held a series of executive and management positions with Fidelity Investments, a financial services company in Boston, Massachusetts, from January 1989 to December 2002. His last position there was as Senior. Vice President and Chief Financial Officer for Fidelity's Charitable Services Group.

Item 9. Remuneration of Directors and Officers

During the last fiscal year, ending December 31, 2005 the three highest paid officers or directors were as follows:

Name	Title	Annual Salary
Norman L. Bangle, Jr.	President, CEO	$120,000
Scott H. Schreibstein	Executive, VP, CFO	$150,000

As of December 31, 2005, no salaries have been paid to officers, though accruals have been made in the Company's financial statements for the liabilities pertaining to these compensation amounts and will be done so for any future compensation due. As of December 31, 2005, the accrued salary and payroll tax liabilities were $182,500 and $20,242.50, respectively. There are no plans to pay the officers for accrued payroll obligations out of the proceeds of this offering. At a later date, as revenue and cash flow levels permit, the Company may decide to satisfy such obligations with immediate cash payments, deferred income arrangements and/or stock grants, subject to the discretion of the Board. Future compensation payments to these officers will be made when earned revenues and current cash flow levels permit, and not out of the proceeds of this offering.

Item 10. Security Ownership of Management and Certain Security holders

Prior to this Offering, the Company had 25,332,406 shares of its Common Stock issued and outstanding. The following table sets forth, as of December 31, 2005, the beneficial ownership of the Company's Common Stock (i) by the only persons who are known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) by each director of the Company; and (iii) by all directors and officers as a group.

		Percentage of Ownership	
Name of Beneficial Owner	Shares of Common Stock Owned	Before Offering	After Offering
Norman Lohr Bangle, Jr., CEO 1874 Oak Glen New Braunfels, Texas 78132-3820	18,500,156	72.4%	63.0%
Sandra K. Ross, Director 23871 Willows Drive, Unit 302 Laguna Hills, CA 92653	1,000,000	3.9%	3.4%
Scott H. Schreibstein, EVP 80 Jennifer Drive Wrentham, MA 02093	500,000	2.0%	1.7%
All officers (2) and directors (3) as a group	20,000,156	78.3%	68.1%

Item 11. Interest of Management and Others in Certain Transactions

On January 2, 2005, PasTel, a subsidiary of the Company, issued a promissory note to Norman L. Bangle, Jr., President and CEO of the Company, in the amount of $480,075 for the purchase of vehicles and operating equipment. The note carries an interest rate of 3.0% annually and matures on December 31, 2009, with interest payments deferred until January 1, 2008. The accrued interest as of December 31, 2005 was $14,402.25. Mr. Bangle also owns 18,500,156 shares of Company common stock.

On January 2, 2005, PasTel, a subsidiary of the Company, issued a promissory note to Stellar Holdings, LLC, for operating capital, in the amount of $127,500. The note bears no interest and matures on December 31, 2007. Stellar is currently owns 700,000 shares of Company common stock. There is no other affiliation between Stellar and the Company.

Concurrent with its formation in August, 2005, BBCS acquired all assets and assumed all liabilities from PasTel, LLC, in an exchange of stock, in which Mr. Bangle, BBCS President and CEO, took control of 100% of PasTel's stock. Since that time, PasTel has operated as an independent subsidiary of BBCS. Mr. Bangle, 90% owner of PasTel, received 2,700,000 shares of BBCS common in the transaction and Crescent Venture Partners, a 10% owner in PasTel, received 300,000 shares of BBCS common.

Item 12. Securities Being Offered

The following description of the rights and preferences of the Company's capital stock is merely a summary. Each prospective investor should refer to the Company's Articles of Incorporation for a complete description of the Company's capital stock as well as to the applicable statutes of the State of Nevada for a more complete description concerning the rights and liabilities of stockholders.

The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock, with a par value of $.0001 per share, of which 25,332,406 shares are issued and outstanding, and 20,000,000 shares of Preferred Stock, with a par value of $.0001 per share, none of which has been issued or is outstanding.

Common Stock

Holders of the Common Stock do not have preemptive rights to purchase additional shares of Common Stock or other subscription rights. The Common Stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. Upon liquidation or dissolution of the Company, whether voluntary or involuntary, holders of shares of Common Stock are to share equally in the assets of the Company available for distribution to stockholders. All outstanding shares of Common Stock are validly authorized and issued, fully paid and nonassessable, and all shares to be sold and issued as contemplated hereby will be validly authorized and issued, fully paid and nonassessable. The Board of Directors is authorized to issue additional shares of Common Stock, not to exceed the amount authorized by the Company's Articles of Incorporation, on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action.

Each holder of Common Stock is entitled to one vote per share on all matters on which such stockholders are entitled to vote. Since the shares of Common Stock do not have cumulative voting rights, the holders of more than 50% of the shares voting for the election of directors can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors. Norman Lohr Bangle, CEO and Chairman, as the holder of more than 50% of the outstanding shares of Common Stock, has the power to elect all directors.

Holders of the Company's Common Stock are entitled to dividends when, as, and if declared by the Board of Directors out of funds legally available therefore. The Company does not anticipate the declaration or payment of any dividends in the foreseeable future. The Company intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, if any, the Company's financial condition, capital requirements, general business conditions, and other factors. Therefore, there can be no assurance that any dividends of any kind will ever be paid.

Preferred Stock

The Preferred Stock has been authorized as "blank check" preferred stock with such designations, rights, and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval (but subject to applicable government regulatory restrictions), to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock.

The terms, preferences, limitations and relative rights of the Preferred Stock are as follows:

(a) The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, but not to exceed one vote per share, or without voting powers, and with such designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in these Articles of Incorporation or any amendment hereto, **including (but without limiting the generality of the foregoing) the following:**

(i) the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by resolution by the Board of Directors;

(ii) the rate of dividends payable on shares of such series, the times of payment, whether dividends shall be cumulative, the conditions upon which and the date from which such dividends shall be cumulative;

(iii) whether shares of such series can be redeemed, the time or times when, and the price or prices at which shares of such series shall be redeemable, the redemption price, terms and conditions of redemption, and the sinking fund provisions, if any, for the purchase or redemption of such shares;

(iv) the amount payable on shares of such series and the rights of holders of such shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation;

(v) the rights, if any, of the holders of shares of such series to convert such shares into, or exchange such shares for, shares of Common Stock or shares of any other class or series of Preferred Stock and the terms and conditions of such conversion or exchange; and

(vi) the rights, if any, of the holders of shares of such series to vote.

(b) Except in respect of the relative rights and preferences that may be provided by the Board of Directors as hereinbefore provided, all shares of Preferred Stock shall be of equal rank and shall be identical, and each share of a series shall be identical in all respects with the other shares of the same series.

Other than stated above, there are no (i) dividend rights; (ii) voting rights; (iii) liquidation rights; (iv) preemptive rights; (v) conversion rights; (vi) redemption provisions; (vii) sinking fund provisions; or (viii) liability to further calls or to assessment by the Company.

Part F/S

Financial Statements

Broadband Communication Services, Inc.
Arlington, Texas

We have compiled the accompanying consolidated balance sheet as of December 31, 2005 and the related consolidated statements of operations, changes in shareholders' deficit and cash flows for the period January 2, 2005 (inception) to December 31, 2005 in accordance with standards established by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

February 20, 2006

BROADBAND COMMUNICATION SERVICES, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2005
(UNAUDITED)

ASSETS

CURRENT ASSETS	
Cash	$ 14,336
Accounts receivable, net of allowance for bad debt of $3,993	86,263
Total current assets	100,599
Property and equipment, net of accumulated depreciation of $208,936	1,077,178
TOTAL ASSETS	$ 1,177,777

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 89,503
Accrued payroll	202,743
Current portion long term debt	45,200
Total current liabilities	337,446
LONG TERM DEBT	
Note payable	494,739
Notes payable - related parties	605,213
Total long term debt	1,099,952
TOTAL LIABILITIES	1,437,398
SHAREHOLDERS' DEFICIT	
Preferred stock, $0.0001 par value; 20,000,000 shares authorized, 0 shares issued and outstanding	-
Common stock, $.0001 par value; 200,000,000 shares authorized, 25,332,750 shares issued and outstanding	2,533
Paid in capital	101,747
Accumulated deficit	(363,901)
TOTAL SHAREHOLDERS' DEFICIT	(259,621)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$ 1,177,777

The accompanying footnotes are an integral part of the financial statements

BROADBAND COMMUNICATION SERVICES, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD JANUARY 2, 2005 (INCEPTION) TO DECEMBER 31, 2005
(UNAUDITED)

REVENUES		$ 862,246
COST OF GOODS SOLD	(excludes $199,788 in depreciation)	680,138
GROSS PROFIT		182,108
OPERATING EXPENSES		
General and administrative expenses, (inclusive of $1,596 in employee stock compensation)		317,815
Depreciation		199,778
Total operating expenses		517,593
LOSS FROM OPERATIONS		(335,485)
Interest Expense		28,416
NET LOSS		$ (363,901)
Loss per share - basic and diluted		$ (0.01)
Weighted average shares outstanding - basic and diluted		25,312,042

The accompanying footnotes are an integral part of the financial statements

BROADBAND COMMUNICATION SERVICES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 2, 2005 (INCEPTION) TO DECEMBER 31, 2005
(UNAUDITED)

Cash flows from operating activities:		
Net loss	$	(363,901)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		199,778
Non-cash stock compensation		1,596
Change in accounts receivable		86,263
Change in accrued expense		249,587
Net cash provided by operating activities		173,323
Cash flows from investing activities		
Cash paid for purchase of capital assets		(1,291,709)
Net cash used in investing activities		(1,291,709)
Cash flows from financing activities		
Cash received from long-term borrowings		500,801
Cash received from notes payable - related parties		664,663
Cash received from short-term borrowings		62,127
Cash paid to retire long-term debt		(54,711)
Cash paid to retire notes payable - related parties		(30,650)
Cash paid to retire short-term debt		(9,508)
Net cash provided by financing activities		1,132,722
Net increase in cash and cash equivalents		14,336
Cash and cash equivalents, at beginning of period		-
Cash and cash equivalents, at end of period	$	14,336
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the period for interest	$	13,853
Cash paid during the period for income taxes	$	-

The accompanying footnotes are an integral part of the financial statements

BROADBAND COMMUNICATION SERVICES, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT
FOR THE PERIOD JANUARY 2, 2005 (INCEPTION) TO DECEMBER 31, 2005
(UNAUDITED)

	Common Stock				Accumulated	
	Shares	Amount	Paid in Capital		Deficit	Totals
Balances, January 2, 2005		$ 2,533	$	-	$ -	$ 2,533
Issued upon formation	15,800,156					
Acquisition of business	3,000,000					
Issued to outside contractors	4,936,750					
Stock based compensation	1,595,500					
Additional Paid in Capital	-	-		101,747	-	101,747
Net Loss	-	-		-	(363,901)	(363,901)
Balances, December 31, 2005	25,332,406	$ 2,533	$	101,747	$ (363,901)	$ (259,621)

The accompanying footnotes are an integral part of the financial statements

PASTEL LLC
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2005
(UNAUDITED)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	14,336
Accounts receivable, net of allowance for bad debt of $3,993		86,263
Total current assets		100,599
Property and equipment, net of accumulated depreciation of $208,936		1,077,178
TOTAL ASSETS	$	1,177,777

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	89,503
Current portion long term debt		45,200
Total current liabilities		134,703
LONG TERM DEBT		
Note payable		494,739
Notes payable - related parties		605,213
Total long term debt		1,099,952
TOTAL LIABILITIES		1,234,655
SHAREHOLDERS' DEFICIT		
Common stock, $.0001 par value; 10,000 shares authorized, issued and outstanding		1,000
Paid in capital		103,280
Accumulated deficit		(161,158)
TOTAL SHAREHOLDERS' DEFICIT		(56,878)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$	1,177,777

The accompanying footnotes are an integral part of the financial statements

PASTEL LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD JANUARY 2, 2005 (INCEPTION) TO DECEMBER 31, 2005
(UNAUDITED)

REVENUES		$ 862,246
COST OF GOODS SOLD	(excludes $199,788 in depreciation)	680,138
GROSS PROFIT		182,108
OPERATING EXPENSES		
General and administrative expenses		
(inclusive of $1,000 in employee stock compensation)		115,072
Depreciation		199,778
Total operating expenses		314,850
LOSS FROM OPERATIONS		(132,742)
Interest Expense		28,416
NET LOSS		$ (161,158)
Loss per share - basic and diluted		$ (16.12)
Weighted average shares outstanding - basic and diluted		10,000

The accompanying footnotes are an integral part of the financial statements

PASTEL LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 2, 2005 (INCEPTION) TO DECEMBER 31, 2005
(UNAUDITED)

Cash flows from operating activities:	
Net loss	$ (161,158)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	199,778
Non-cash stock compensation	1,000
Change in accounts receivable	86,263
Change in accrued expense	47,440
Net cash provided by operating activities	173,323
Cash flows from investing activities	
Cash paid for purchase of capital assets	(1,291,709)
Net cash used in investing activities	(1,291,709)
Cash flows from financing activities	
Cash received from long-term borrowings	500,801
Cash received from notes payable - related parties	664,663
Cash received from short-term borrowings	62,127
Cash paid to retire long-term debt	(54,711)
Cash paid to retire notes payable - related parties	(30,650)
Cash paid to retire short-term debt	(9,508)
Net cash provided by financing activities	1,132,722
Net increase in cash and cash equivalents	14,336
Cash and cash equivalents, at beginning of period	-
Cash and cash equivalents, at end of period	$ 14,336
Supplemental Disclosure of Cash Flow Information:	
Cash paid during the period for interest	$ 13,853
Cash paid during the period for income taxes	$ -

The accompanying footnotes are an integral part of the financial statements

PASTEL LLC
STATEMENT OF SHAREHOLDERS' DEFICIT
FOR THE PERIOD JANUARY 2, 2005 (INCEPTION) TO DECEMBER 31, 2005
(UNAUDITED)

	Common Shares	Common Amount	Paid in Capital	Accumulated Deficit	Totals
Balances, January 2, 2005	-	$ -	$ -	$ -	$ -
Issued upon formation	10,000	1,000	-	-	1,000
Additional Paid in Capital	-	-	103,280	-	103,280
Net Loss	-	-	-	(161,158)	(161,158)
Balances, December 31, 2005	10,000	1,000	103,280	(161,158)	(56,878)

The accompanying footnotes are an integral part of the financial statements

BROADBAND COMMUNICATION SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

NOTE 1 - BUSINESS & ORGANIZATION

Broadband Communication Services, Inc. (BBCS) is a holding company that, through its operating subsidiary, PasTel, LLC, a Texas limited liability company, provides a wide range of design, development, deployment, integration, and management of communications and information networks domestically and internationally in such industries as natural gas, cable TV, telephone and electrical construction, and municipal utility projects.

PasTel, LLC, a Delaware Limited Liability Corporation, was formed in January 2005, with capital provided by its owners. Ownership in PasTel was distributed between Norman L. Bangle, Jr., current BBCS President and CEO (90%) and Crescent Venture Partners, a current shareowner of BBCS (10%).

Concurrently with its formation, BBCS acquired all of PasTel's assets and assumed all liabilities, for stock and other considerations. Since that time, it has operated as an independent subsidiary of BBCS.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation The consolidated financial statements include the accounts of Broadband Communication Services, Inc. and its wholly-owned subsidiary, PasTel, LLC.. The financial statements include the results of operations for PasTel from January 2, 2005 to August 24, 2005 and the combined results of operations for Broadband and PasTel from August 25, 2005 to December 31, 2005. Significant inter-company accounts and transactions have been eliminated. The financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities in the balance sheet, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses in the income statement. Actual results could differ from those estimates. When additional information becomes available or actual amounts become determinable, the recorded estimates are revised and reflected in operating results.

Cash and Cash Equivalents For purposes of the statement of cash flows, The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition The Company recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.

Allowance for Doubtful Accounts Bad debt expense is recognized based on management's estimate of likely losses to date.

Property and equipment is valued at cost Property and equipment consists of vehicles and equipment. Additions are capitalized and maintenance and repairs are charged to expense as incurred. Gains and losses on dispositions of equipment are reflected in operations. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are five years.

Property and equipment are summarized as follows:

Vehicles	$396,255
Equipment	889,859
Less: Accumulated depreciation	(208,936)
Property and equipment, net	$1,077,178

Impairment of Long-Lived Assets BBCS reviews the carrying value of its long-lived assets annually or whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. BBCS assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value.

Income taxes BBCS recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. BBCS provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Basic and diluted net loss per share The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing the net loss adjusted on an "as if converted" basis, by the weighted average number of common shares outstanding plus potential dilutive securities. For the years ended December 31, 2005, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share.

Basic and diluted net loss per share calculations are calculated on the basis of the weighted average number of common shares outstanding during the year. They include the dilutive effect of common stock equivalents in years with net income. Basic and diluted loss per share are the same due to the absence of common stock equivalents.

Stock Compensation BBCS issues stock as compensation to employees and outside consultants for services rendered. These shares are recorded at the fair value of the stock as measured on the date or dates the services were rendered.

BBCS adopted the disclosure requirements of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation (FAS No. 123) and FAS No. 148 with respect to pro forma disclosure of compensation expense for options issued. For purposes of the pro forma disclosures, the fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model. No options have been issued or awarded to date.

Recently issued accounting pronouncements BBCS does not expect the adoption of recently issued accounting pronouncements to have a significant impact on BBCS results of operations, financial position or cash flow.

NOTE 3 - GOING CONCERN

As indicated in the accompanying financial statements, BBCS incurred $363,901 in net losses from operations in 2005 and has a shareholders' deficit of $259,621 at December 31, 2005. These conditions raise substantial doubt as to BBCS' ability to continue as a going concern. Management is trying to raise additional capital through sales of its common stock and is seeking financing from third parties. The financial statements do not include any adjustments that might be necessary if BBCS is unable to continue as a going concern.

NOTE 4 - RELATED PARTY TRANSACTIONS

On January 2, 2005, PasTel borrowed $480,075 from Norman L. Bangle, Jr., President and CEO of BBCS, for the purchase of vehicles and operating equipment, in the amount of $480,075 with an annual interest rate of 3%. The note matures on December 31, 2009, with interest payments deferred until January 1, 2008, at which time $43,689 is due. Subsequent annual payments of $14,563 per year are due January 1, 2009 and upon retirement of the note on December 31, 2009. Accrued interest on the note is $14,563 at December 31, 2005.

On January 2, 2005, PasTel borrowed $127,500 from Stellar Holdings, LLC. The note bears no interest and matures on December 31, 2007. A BBCS officer is a minority shareholder in Stellar Holdings. Stellar currently owns 700,000 shares of BBCS common stock.

NOTE 5 - NOTES PAYABLE & LONG-TERM DEBT

On July 21, 2005, PasTel borrowed $539,939 from CNH Capital for the purchase of equipment. The note matures on July 28, 2010, and carries an annual interest rate of 8%, with 60 monthly payments due of $10,938.73. The outstanding balance on December 31, 2005 was $494,738.89.

NOTE 6 - CAPITAL STOCK

BBCS, a Nevada Corporation, was formed in August 2005, with 100% of capital provided by Norman L. Bangle, who assumed his current role of President and CEO. Mr. Bangle currently owns approximately 73% of all outstanding shares, 15,800,156 shares were issued as founder shares and 2,700,000 were issued in consideration for the acquisition of PasTel, LLC. An additional 300,000 shares, or 1% of all outstanding shares were issued to Crescent Venture Partners in consideration for the acquisition of PasTel, LLC. An additional 4,936,750, or 20% of all outstanding shares were issued to outside 36 contractors and service providers in lieu of services rendered. The remaining 1,595,500 shares, or 6% of all outstanding shares, were issued to five employees as part of their compensation arrangements. Most shares were issued on August 17, 2005. 95,500 shares were issued to three employees on September 15, 2005.

NOTE 7 - INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company co-locates its principal offices with those of its Chief Financial Officer, pursuant to a verbal agreement on a rent-free, month-to-month basis. Rent expense is insignificant because the facilities are only nominally used for BBCS business, and are primarily for unrelated activities.

NOTE 9 – CLIENT CONCENTRATION

Three major clients, Hal-Tec Corporation, Mas-Tec, Inc., and Sumter Engineering, accounted for a total of 46% of revenues during 2005.

PART III — EXHIBITS

Item 1. Index to Exhibits

2.1 State of Nevada Corporate Charter, dated July 15, 2005.
2.2 State of Nevada Certified Articles of Incorporation, dated July 15, 2005.
2.3 Corporate Bylaws, dated July 20, 2005.

6.1 Employment Contracts for all directors and employees
6.2 Subcontractor Agreement between MasTec North America, Inc. and Broadband Communication Services, Inc. dated January 9, 2006
6.3 General Agreement between SBC Services, Inc. and Broadband Communication Services, Inc. dated March 28, 2006.
6.4 Agreement between Hal-Tec, Inc. and Broadband Communication Services, Inc. dated December 12, 2005

11 Legal Opinion of The Business Law Group, dated as of December 1, 2005

Item 2. Description of Exhibits

2.1 State of Nevada Corporate Charter, dated July 15, 2005.
2.2 State of Nevada Certified Articles of Incorporation, dated July 15, 2005.
2.3 Corporate Bylaws, dated July 20, 2005.

6.1 Employment Contracts for all directors and employees
6.2 Subcontractor Agreement between MasTec North America, Inc. and Broadband Communication Services, Inc. dated January 9, 2006
6.3 General Agreement between SBC Services, Inc. and Broadband Communication Services, Inc.dated March 28, 2006.
6.4 Agreement between Hal-Tec, Inc. and Broadband Communication Services, Inc. dated December 12, 2005
11 Legal Opinion of The Business Law Group, dated as of December 1, 2005

Signature page to follow

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arlington, State of Texas, on April 4, 2006.

Broadband Communication Services, Inc.

By :

Norm Bangle, Jr. (Date) 4-4-2006

Norman Lohr Bangle, CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Date) 4/4/06

Scott Schreibstein, Executive Vice President Marketing & CFO

Sandra K Ross (Date) 3 April 2006

Sandra K. Ross, Director

(Date) 4/4/06

J. Bennett Grocock, P.A, Legal Counsel

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida, on April 18, 2006.

Broadband Communication Services, Inc.

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

_________________________________ (Date) _________________________

J. Bennett Grocock, iVest Investments, LLC

Selling Shareholder

_________________________________ (Date) 4-18-06

Dan Gray, Cristal Investments, LLC

Selling Shareholder

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida, on April 3, 2006.

Broadband Communication Services, Inc.

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____________________ (Date) 4/3/06

J. Bennett Grocock, iVest Investments, LLC

Selling Shareholder

____________________ (Date) __________

Dan Gray, Cristal Investments, LLC

Selling Shareholder

Exhibit 2.1

SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **BROADBAND COMMUNICATION SERVICES, INC.**, did on July 15, 2005, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on July 16, 2005.

DEAN HELLER
Secretary of State

By

Certification Clerk

Exhibit 2.2

DEAN HELLER
Secretary of State

RENEE L. PARKER
Chief Deputy
Secretary of State

PAMELA RUCKEL
Deputy Secretary
for Southern Nevada

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

CHARLES E. MOORE
Securities Administrator

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

ELLICK HSU
Deputy Secretary
for Elections

Certified Copy

July 16, 2005

Job Number: C20050715-1359
Reference Number:
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	**Description**	**Number of Pages**
20050276021-05	Articles of Incorporation	3 Pages/1 Copies

Respectfully,

DEAN HELLER
Secretary of State

By

Certification Clerk

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity # E0455522005-0
Document Number 20050276021-05
Date Filed: 7/15/2005 1:30:49 PM
In the office of
Dean Heller
Secretary of State

Articles of Incorporation
(PURSUANT TO NRS 78)

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation: BROADBAND COMMUNICATION SERVICES, INC.

2. Resident Agent Name and Street Address: (must be a Nevada address where process may be served)
Name: CT CORPORATION
Street Address: 6100 NEIL RD., STE. 500 City: RENO NEVADA Zip Code: 89511
Optional Mailing Address: City: State: Zip Code:

3. Shares: (number of shares corporation authorized to issue)
SEE EXHIBIT "A"
Number of shares with par value: 220,000,000 Par value: $.0001 Number of shares without par value: -0-

4. Names & Addresses of Board of Directors/Trustees: (attach additional page if there is more than 3 directors/trustees)
1. Name: NORM BANGLE
Street Address: 716 SPRINGMILLER CT. City: ARLINGTON State: TX Zip Code: 76002
2. Name: SANDRA KAREN ROSS
Street Address: 716 SPRINGMILLER CT. City: ARLINGTON State: TX Zip Code: 76002
3. Name:
Street Address: City: State: Zip Code:

5. Purpose: (optional-see instructions) The purpose of this Corporation shall be: ANY LEGAL PURPOSE

6. Names, Address and Signature of Incorporator: (attach additional page if there is more than 1 incorporator)
Name: J. BENNETT GROCOCK Signature: [signature]
Address: 255 S. ORANGE AVE. STE 1201 City: ORLANDO State: FL Zip Code: 32801

7. Certificate of Acceptance of Appointment of Resident Agent:
I hereby accept appointment as Resident Agent for the above named corporation.
Authorized Signature of R.A. or On Behalf of R.A. Company [signature] Date: 7/15/05
PETER F. SOUZA
ASSISTANT SECRETARY

This form must be accompanied by appropriate fees. See attached fee schedule.

Exhibit A

AUTHORIZED STOCK

1. Authorized Stock. This corporation is authorized to issue the following shares of capital stock:

(a) Common Stock. The aggregate number of shares of Common Stock which the corporation shall have the authority to issue is Two Hundred Million (200,000,000) shares, par value $0.0001 per share.

(b) Preferred Stock. The aggregate number of shares of Preferred Stock which the corporation shall have the authority to issue is Twenty Million (20,000,000) shares, par value $0.0001 per share.

2. Description of Common Stock. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and may not cumulate their votes for the election of directors. Shares of Common Stock are not redeemable, do not have any conversion or preemptive rights, and are not subject to further calls or assessments once fully paid.

Holders of Common Stock will be entitled to share pro rata in such dividends and other distributions as may be declared from time to time by the board of Directors out of funds legally available therefor, subject to any prior rights accruing to any holders of preferred stock of the Company. Upon liquidation or dissolution of the Company, holders of shares of Common Stock will be entitled to share proportionally in all assets available for distribution to such holders.

3. Description of Preferred Stock. The terms, preferences, limitations and relative rights of the Preferred Stock are as follows:

(a) The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, but not to exceed one vote per share, or without voting powers, and with such designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in this Certificate of Incorporation or any amendment hereto, including (but without limiting the generality of the foregoing) the following:

(i) the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (but not above the total number of authorized shares of Preferred Stock and, except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by resolution by the Board of Directors;

(ii) the rate of dividends payable on shares of such series, the times of payment, whether dividends shall be cumulative, the conditions upon which and the date from which such dividends shall be cumulative;

(iii) whether shares of such series can be redeemed, the time or times when, and the price or prices at which shares of such series shall be redeemable, the redemption price, terms and conditions of redemption, and the sinking fund provisions, if any, for the purchase or redemption of such shares;

(iv) the amount payable on shares of such series and the rights of holders of such shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation;

(v) the rights, if any, of the holders of shares of such series to convert such shares into, or exchange such shares for, shares of Common Stock or shares of any other class or series of Preferred Stock and the terms and conditions of such conversion or exchange; and

(vi) the rights, if any, of the holders of shares of such series to vote.

(b) Except in respect of the relative rights and preferences that may be provided by the Board of Directors as hereinbefore provided, all shares of Preferred Stock shall be of equal rank and shall be identical, and each share of a series shall be identical in all respects with the other shares of the same series.

Exhibit 2.3

BYLAWS

OF

BROADBAND COMMUNICATION SERVICES, INC.

Article I. Meeting of Shareholders.

Section 1. Annual Meeting. The annual meeting of the shareholders of this Corporation shall be held following the end of the Corporation's fiscal year at such time as determined by the Board of Directors. The annual meeting shall be held for the election of directors of the Corporation and the transaction of any business that may be brought before the meeting. The annual meeting of the shareholders for any year shall be held no later than sixteen months (16) after the last preceding annual meeting of shareholders.

Section 2. Special Meetings. Special meetings of the shareholders shall be held when directed by the Chairman of the Board, the President or the Board of Directors, or when requested in writing by the holders of the voting rights to not less than one-third of all the shares entitled to vote at such meeting. A meeting requested by shareholders shall be called for on a date not less than ten nor more than sixty days after the request is made. The call for the meeting shall be issued by the Secretary, unless the Chairman of the Board, the President, Board of Directors, or shareholders requesting the calling of the meeting shall designate another person to do so.

Section 3. Place. Meetings of shareholders may be held either within or without the State of Nevada. Unless otherwise directed by the Board of Directors, meetings of the shareholders shall be held at the principal offices of the Corporation.

Section 4. Notice. Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered to each shareholder of record entitled to vote at such meeting not less than ten or more than sixty days before the meeting, either personally or by first-class mail, by or at the direction of the Chairman of the Board, the President, the Secretary, or the officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

Section 5. Waiver of Notice of Meetings of Shareholders. Any notice required to be given to any shareholder of the Corporation by law or under the provisions of the articles of incorporation of the Corporation or these Bylaws may be waived by a waiver in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of

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objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or conveyed.

Section 6. Notice of Adjourned Meetings. When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and any business may be transacted at the adjourned meeting that might have been transacted on the original date of the meeting. If, however, after the adjournment the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given as provided in Section 4 of these Bylaws to each shareholder of record on the new record date entitled to vote at such meeting.

Section 7. Closing of Transfer Books and Fixing Record Date. For the purpose of determining shareholders entitled to notice of, or to vote at, any meeting of shareholders or any adjournment thereof or entitled to receive payment or any dividend, or in order to make a determination of shareholders for any other purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period not to exceed, in any case, sixty days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of, or to vote at, a meeting of shareholders, such books shall be closed for at least ten days immediately preceding such meeting.

In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than sixty days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action requiring such determination of shareholders is to be taken.

If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice or to vote at a meeting of shareholders or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders.

When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

Section 8. Voting Record. The officer or agent having charge of the stock transfer books for shares of the Corporation shall make, at least ten days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, with the address of, and the number and class and series, if any, of shares held by, each. Such list shall be kept on file at the registered office of the Corporation, at the principal place of business of the Corporation, or at the office of the

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transfer agent or registrar of the Corporation for a period of ten days prior to such meeting and shall be subject to inspection by any shareholder at any time during normal business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder at any time during the meeting.

If the requirements of this Section have not been substantially complied with, the meeting shall be adjourned on the demand of any shareholder in person or by proxy until the requirements are complied with. If no such demand is made, failure to comply with the requirements of this Section shall not affect the validity of any action taken at such meeting.

The requirements of this Section shall not apply unless and until the Corporation shall have at least six shareholders.

Section 9. Shareholder Quorum and Voting. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. When a specified item of business is required to be voted on by a class or series of stock, a majority of the shares of such class or series shall constitute a quorum for the transaction of such item of business by that class or series.

If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders unless the vote of a greater number or voting by classes is required.

After a quorum has been established at a shareholders' meeting, the subsequent withdrawal of shareholders, so as to reduce the number of shares entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof.

Section 10. Voting of Shares. The holders of common stock shall possess and exercise exclusive voting rights. Each outstanding share of common stock shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.

Treasury shares, shares of this Corporation's own stock owned by another corporation the majority of the voting stock of which is owned or controlled by this Corporation, and shares of this Corporation's own stock held by a corporation in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

A shareholder may vote either in person or by proxy executed in writing by the shareholder or his duly authorized attorney-in-fact.

At each election for directors, every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by him for

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as many persons as there are directors to be elected at that time and for whose election he has a right to vote.

Shares entitled to be voted standing in the name of another corporation, domestic or foreign, may be voted by the officer, agent, or proxy designated by the bylaws of the corporate shareholder or, in the absence of any applicable bylaw, by such person as the board of directors of the corporate shareholder may designate. Proof of such designation may be made by presentation of a certified copy of the bylaws or other instrument of the corporate shareholder. In the absence of any such designation or, in case of conflicting designation by the corporate shareholder, the chairman of the board, president, any vice president, secretary and treasurer of the corporate shareholder shall be presumed to possess, in that order, authority to vote such shares.

Shares entitled to be voted held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares entitled to be voted standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote any shares held by him without a transfer of such shares into his name.

Shares entitled to be voted which are registered in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name, if authority to do so is contained in an appropriate order of the court by which such receiver was appointed.

A shareholder otherwise entitled to vote whose shares are pledged, shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee or his nominee shall be entitled to vote the shares so transferred.

On and after the date on which written notice of redemption of redeemable shares has been mailed to the holders thereof and a sum sufficient to redeem such shares has been deposited with a bank or trust company with irrevocable instruction and authority to pay the redemption price to the holders thereof upon surrender of certificates therefor, such shares shall not be entitled to be voted on any matter and shall not be deemed to be outstanding shares.

<u>Section 11. Proxies</u>. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting, or his duly authorized attorney-in-fact, may authorize another person or persons to act for him by proxy.

Every proxy must be signed by the shareholder or his attorney-in-fact. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.

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The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy unless, before the authority is exercised, written notice of an adjudication of such incompetence or of such death is received by the corporate officer responsible for maintaining the list of shareholders.

If a proxy for the same shares confers authority upon two or more persons and does not otherwise provide, a majority of them present at the meeting, or if only one is present then that one, may exercise all the powers conferred by the proxy; but if the proxy holders present at the meeting are equally divided as to the right and manner of voting in any particular case, the voting of such shares shall be prorated.

If a proxy expressly provides, any proxy holder may appoint, in writing, a substitute to act in his place.

Section 12. Voting Trusts. Any number of shareholders of this Corporation may create a voting trust for the purpose of conferring upon a trustee or trustees the right to vote or otherwise represent their shares, as provided by law, for a period not to exceed ten years. Where the counterpart of a voting trust agreement and the copy of the record of the holders of voting trust certificates has been deposited with the Corporation as provided by law, such documents shall be subject to the same right of examination by a shareholder of the Corporation, in person or by agent or attorney, as are the books and records of the Corporation, and such counterpart and such copy of such record shall be subject to examination by any holder of record of voting trust certificates either in person or by agent or attorney, at any reasonable time for any proper purpose.

A voting trust agreement may be extended before the expiration of such voting trust agreement as originally fixed or as extended one or more times, for an additional period not exceeding ten years, by agreement in writing by one or more holders of voting trust certificates. Such extension agreement shall not affect the rights or obligations of persons not parties to the agreement, and such persons shall be entitled to remove their shares from the trust and promptly to have their share certificates reissued to them.

Section 13. Shareholders' Agreements. Two or more shareholders of this Corporation may enter into an agreement, if in writing and signed by the parties thereof, providing for the exercise of voting rights in the manner provided in the agreement, or as they may agree, or as determined in accordance with procedures agreed upon by them. Nothing herein shall impair the right of the Corporation to treat the shareholders of record as entitled to vote the shares standing in their names.

A transferee of shares of this Corporation shall be bound by any such shareholders' agreement if he takes the shares subject to such agreement with notice thereof.

Section 14. Action by Shareholders Without a Meeting. Any action required by law to be taken at any annual or special meeting of shareholders of the Corporation, or any action which may be taken at any annual or special meeting of such shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. If any class of shares is entitled to be voted thereon as a class, such written consent shall be required of the holders of a majority of the shares of each class of shares entitled to be voted as a class thereon and of the total shares entitled to be voted thereon.

Within ten days after obtaining such authorization by written consent, notice shall be given to those shareholders who have not consented in writing. The notice shall fairly summarize the material features of the authorized action and, if the action be a merger, consolidation or sale or exchange of assets for which dissenters rights are provided by law, the notice shall contain a clear statement of the right of shareholders dissenting therefrom to be paid the fair value of their shares upon compliance with further provisions of law regarding the rights of dissenting shareholders.

Article II. Directors.

Section 1. Function. All corporate powers shall be exercised by or under the authority of, and the business and affairs of this Corporation shall be managed under the direction of, the Board of Directors.

Section 2. Qualification. Directors need not be residents of the State of Nevada or shareholders of the Corporation. Nominations for the election of directors may be made by the Board of Directors or by any shareholder entitled to vote in the election of directors. However, any shareholder entitled to vote in the election of directors at a meeting may nominate a director only if written notice of such shareholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Corporation not later than: (a) with respect to an election to be held at an annual meeting of shareholders, ninety (90) days in advance of the date in the current year corresponding to the date of the previous year's annual meeting at which directors were elected; and (b) with respect to an election to be held at a special meeting of shareholders for the election of the directors, thirty (30) days in advance of the date of the special meeting. Each such notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of shares of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understanding between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, by the Board of Directors; and (e) the consent of each nominee to serve as a Director of the Corporation if so elected. The Chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

Section 3. Compensation. The Board of Directors shall have authority to fix the compensation of directors.

Section 4. Duties of Directors. A director shall perform his duties as a director, including his duties as a member of any committee of the board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the Corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

In performing his duties, a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by:

(a) One or more officers or employees of the Corporation whom the director reasonably believes to be reliable and competent in the matters presented;

(b) Counsel, public accountants or other persons as to matters which the director reasonably believes to be within such persons' professional or expert competence; or

(c) A committee of the board upon which he does not serve, duly designated in accordance with a provision of the articles of incorporation or these Bylaws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

A director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance described above to be unwarranted.

A person who performs his duties in compliance with this Section shall have no liability by reason of being or having been a director of the Corporation.

Section 5. Presumption of Assent. A director of the Corporation who is present at a meeting of its Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken, unless he votes against such action or abstains from voting in respect thereto because of an asserted conflict of interest.

Section 6. Number. Directors shall be elected for one term and shall continue in office until their successors are elected and qualified. The number of members of the Board of Directors constituting the entire Board shall be determined by a majority vote of the whole Board of Directors of the Corporation, and such exact number shall be no less than one (1) and no more than nine (9) until otherwise so determined.

Section 7. Election and Term. At each annual meeting of shareholders, all directors shall be elected for a term of one year (until the next annual meeting of shareholders) and to hold office until his successor shall have been elected and qualified or until his earlier resignation, removal from office or death.

Section 8. Executive and Other Committees. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee (which shall consist of the Chairman of the Board, the President and such other directors as may, from time to time, be designated by the Board of Directors) and one or more other committees each of which, to the extent provided in such resolution, shall have and may exercise all the authority of the Board of Directors, except that no such committee shall have the authority to:

(a) Approve or recommend to shareholders actions or proposals required by law to be approved by shareholders.

(b) Designate candidates for the office of director, for purposes of proxy solicitation or otherwise.

(c) Fill vacancies on the Board of Directors or any committee thereof.

(d) Amend the Bylaws.

(e) Authorize or approve the reacquisition of shares unless pursuant to a general formula or method specified by the Board of Directors.

(f) Authorize or approve the issuance or sale of, or any contract to issue or sell, shares or designate the terms of a series of a class of shares, except that the Board of Directors, having acted regarding general authorization for the issuance or sale of shares, or any contract therefor, and, in the case of a series, the designation thereof, may, pursuant to a general formula or method specified by the Board by resolution or by adoption of a stock option or other plan, authorize a committee to fix the terms of any contract for the sale of the shares and to fix the terms upon which such shares may be issued or sold, including, without limitation, the price, the rate or manner of payment of dividends, provisions for redemption, sinking fund, conversion, and voting or preferential rights, and provisions for other features of a class of shares, or a series of a class of shares, with full power in such committee to adopt any final resolution setting forth all the terms thereof and to authorize the statement of the terms of a series for filing with the Department of State.

The Board of Directors, by resolution adopted in accordance with this Section, may designate one or more directors as alternate members of any such committee who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 9. Vacancies. Any vacancy occurring in the Board of Directors, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall hold office only until the next election of directors.

Section 10. Removal of Directors. At a meeting of shareholders called expressly for that purpose, any director or the entire Board of Directors may be removed, with or without cause, but only by the affirmative vote of the holders of 75 percent of the outstanding voting stock qualified to vote at a meeting for the election of directors.

Section 11. Director Quorum and Voting. A majority of the number of directors fixed by these Bylaws shall constitute a quorum for the transaction of business. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 12. Director Conflicts of Interest. No contract or other transaction between this Corporation and one or more of its directors or any other corporation, firm, association or entity in which one or more of its directors are directors or officers or are financially interested shall be either void or voidable because of such relationship or interest, because such director or directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction or because his or their votes are counted for such purpose, if:

(a) The fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors;

(b) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or

(c) The contract or transaction is fair and reasonable as to the Corporation at the time it is authorized by the Board, a committee, or the shareholders.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction.

Section 13. Time, Notice, and Call of Directors' Meetings. Regular meetings of the Board of Directors, if held, shall be held without notice at such stated time as the Chairman of the Board, the President of the Corporation, or any two directors shall direct.

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Special meetings of the Board of Directors may be called at any time by the Chairman of the Board, by the President of the Corporation, or by any two directors. Written notice of the time and place of special meetings of the Board of Directors shall be given to each director either by personal delivery or by first-class mail, email, or fax at least two days before the meeting.

Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 14. Order of Business. The order of business at Board of Directors' meetings shall be as follows:

A. Reading of the minutes of the prior meeting of directors.

B. Reports of officers.

C. Reports of committees.

D. New business.

Section 15. Waiver of Notice. Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

Section 16. Adjournments. A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors.

Section 17. Participation by Conference Telephone or Video. Members of the Board of Directors may participate in a meeting of such Board by means of a conference telephone, video, or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Section 18. Action Without a Meeting. Any action required by law to be taken at a meeting of the directors of the Corporation, or any action which may be taken at a meeting of the directors or a committee thereof, may be taken without a meeting if a consent in writing setting forth the action so to be taken signed by all of the directors or all of the

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members of the committee, as the case may be, is filed in the minutes of the proceedings of the Board or the committee. Such consent shall have the same effect as a unanimous vote.

Article III. Officers

Section 1. Officers, Election and Terms of Office. The principal officers of this Corporation shall consist of a Chairman of the Board, a Chief Executive Officer, a Chief Financial Officer, a Secretary, and a Treasurer, each of whom shall be elected by the Board of Directors at the first meeting of directors immediately following the annual meeting of shareholders of this Corporation, and shall hold their respective offices from the date of the meeting at which elected until the time of the next succeeding meeting of the Board following the annual meeting of the shareholders. The Board of Directors shall have the power to elect or appoint, for such term as it may see fit, such other officers and assistant officers and agents as it may deem necessary, and to prescribe such duties for them to perform as it may deem advisable. Any two or more offices may be held by the same person. Failure to elect a Chairman of the Board, CEO, CFO, Secretary or Treasurer shall not affect the existence of the Corporation.

Section 2. Removal of Officers. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board whenever, in its judgment, the best interests of the Corporation will be served thereby.

Any officer or agent elected by the shareholders may be removed only by vote of the shareholders unless the shareholders shall have authorized the directors to remove such officer or agent.

Removal of any officer shall be without prejudice to the contract rights, if any, of the person so removed; however, election or appointment of an officer or agent shall not of itself create any contract rights.

Section 3. Vacancies. Any vacancy, however occurring, in any office may be filled by the Board of Directors.

Section 4. Chairman of the Board. The Chairman of the Board shall coordinate and supervise the activities of all other officers of the Corporation. The Chairman of the Board shall from time to time call special meetings of the Board of Directors whenever he/she deems it necessary to do so or whenever the requisite number of the members of the Board of Directors shall request him in writing to do so. He/she shall preside at all meetings of the shareholders and the directors and shall generally perform such other duties as are delegated to him by the Board of Directors. If the Chairman shall be unable to preside, then the Vice Chairman, if any, or a person duly appointed by the Chairman shall preside at all such meetings. The CEO, Chief Financial officer, Chairman of the Board, or any Vice President, unless some other person is thereunto expressly authorized by resolution of the Board of Directors, shall sign all certificates of stock, execute all

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contracts, deeds, notes, mortgages, bonds and other instruments and papers in the name of the Corporation and on its behalf; subject, however, to the control, when exercised, of the Board of Directors.

Section 5. Chief Executive Officer. Except as otherwise provided in these Bylaws, the Chief Executive Officer ("CEO"), subject to the directions of and limitations imposed by the Board of Directors, shall perform all the duties and have all the power usually pertaining and attributed by law or otherwise to the office of the chief executive of the Corporation. The CEO, Chief Financial officer, Chairman of the Board, or any Vice President, unless some other person is thereunto expressly authorized by resolution of the Board of Directors, shall sign all certificates of stock, execute all contracts, deeds, notes, mortgages, bonds and other instruments and papers in the name of the Corporation and on its behalf; subject, however, to the control, when exercised, of the Board of Directors. He shall, at each annual meeting, present a report of the business and affairs of the Corporation and shall, from time to time, whenever requested, report to the Board all matters within his knowledge which the interest of the Corporation may require to be brought to the notice of the directors. The CEO shall have the power, only with prior approval of the Board of Directors, to employ and terminate the employment of all such subordinate officers, agents, clerks and other employees not herein provided to be selected by the Board as he may find necessary to transact the business of the Corporation and shall have the right to fix the compensation thereof, subject to the approval of the Board of Directors or any Compensation Committee thereof.

Section 6. Chief Financial Officer. The Chief Financial Officer ("CFO") shall perform the duties usually pertaining to and attributed to the principal financial officer of the Corporation and shall have the powers and perform such duties as may be delegated to him by the Board of Directors, or in the absence of such action by the Board, then by the Chairman of the Board or by the CEO. The CFO shall report directly to the Board and any Audit Committee thereby established. The CEO, Chief Financial officer, Chairman of the Board, or any Vice President, unless some other person is thereunto expressly authorized by resolution of the Board of Directors, shall sign all certificates of stock, execute all contracts, deeds, notes, mortgages, bonds and other instruments and papers in the name of the Corporation and on its behalf; subject, however, to the control, when exercised, of the Board of Directors.

Section 7. Vice-President. The Vice-President shall have the powers and perform such duties as may be delegated to him by the Board of Directors, or in the absence of such action by the Board, then by the Chairman of the Board or by the Chief Executive Officer. In case of the death, absence, or inability of the Chief Executive Officer to act, except as may be expressly limited by action of the Board of Directors, the Vice-President may perform the duties and exercise the powers of the Chief Executive Officer following such death of the Chief Executive Officer or during the absence or inability of the Chief Executive Officer to act; and, in such case, concurrently with the Chief Executive Officer, shall at all times have the power to sign all certificates of stock, execute all contracts, deeds, notes, mortgages, bonds and other instruments and documents in the

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name of the Corporation on its behalf which the Chief Executive Officer is authorized to do, but subject to the control and authority at all times of the Board of Directors.

Section 8. Secretary. The Secretary shall keep the minutes of all meetings of the shareholders and the Board of Directors in a book or books to be kept for such purposes, and also, when so requested, the minutes of all meetings of committees in a book or books to be kept for such purposes. He shall attend to giving and serving of all notices, and he shall have charge of all books and papers of the Corporation, except those hereinafter directed to be in charge of the Treasurer, or except as otherwise expressly directed by the Board of Directors. He shall keep the stock certificate book or books. The Secretary shall be the custodian of the seal of the Corporation. The Secretary shall sign with the President all certificates of stock as the Secretary of this Corporation and as Secretary affix or cause to be affixed thereto the seal of the Corporation. The Secretary may sign as Secretary of the Corporation, with the President in the name of the Corporation and on its behalf, all contracts, deeds, mortgages, bonds, notes and other papers, instruments and documents, except as otherwise expressly provided by the Board of Directors, and as such Secretary he shall affix the seal of the Corporation thereto. Under the direction of the Board of Directors, the Chairman of the Board or the President, the Secretary shall perform all the duties usually pertaining to the office of Secretary; and he shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board or the President.

Section 9. Treasurer. The Treasurer shall have the custody of all the funds and securities of the Corporation except as may be otherwise provided by the Board of Directors, and he shall make such disposition of the funds and other assets of the Corporation as he may be directed by the Board of Directors. He shall keep or cause to be kept a record of all money received and paid out, and all vouchers and receipts given therefor, and all other financial transactions of the Corporation. He shall have general charge of all financial books, vouchers and papers belonging to the Corporation or pertaining to its business. He shall render an account of the Corporation's funds at the first meeting of the Board of Directors immediately following the annual meeting of shareholders of this Corporation, and at such other meetings as he may be requested, and he shall make an annual statement of the finances of the Corporation. If at any time there is a person designated as Comptroller of the Corporation, the Treasurer may delegate to such Comptroller such duties and powers as the Treasurer may seem proper. The Treasurer shall perform such other duties as are usually incident by law or otherwise to the office of the Treasurer, and as he may be directed or required by the Board of Directors, the Chairman of the Board or the President.

Article IV. Dividends

The Board of Directors of this Corporation may, from time to time, declare, and the Corporation may pay, dividends on its shares in cash, property or its own shares, except when the Corporation is insolvent, when the payment thereof would render the Corporation

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insolvent or when the declaration or payment thereof would be contrary to any restrictions contained in the articles of incorporation, subject to the following provisions:

(a) Dividends in cash or property may be declared and paid, except as otherwise provided in this Section, only out of the unreserved and unrestricted earned surplus of the Corporation or out of capital surplus, howsoever arising, but each dividend paid out of capital surplus shall be identified as a distribution of capital surplus, and the amount per share paid from such surplus shall be disclosed to the shareholders receiving the same concurrently with the distribution.

(b) Dividends may be declared and paid in the Corporation's own treasury shares.

(c) Dividends may be declared and paid in the Corporation's own authorized but unissued shares out of any unreserved and unrestricted surplus of the Corporation upon the following conditions:

(1) If a dividend is payable in shares having a par value, such shares shall be issued at not less than the par value thereof and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate par value of the shares to be issued as a dividend.

(2) If a dividend is payable in shares without par value, such shares shall be issued at such stated value as shall be fixed by the Board of Directors by resolution adopted at the time such dividend is declared, and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate stated value so fixed in respect of such shares, and the amount per share so transferred to stated capital shall be disclosed to the shareholders receiving such dividend concurrently with the payment thereof.

(d) No dividend payable in shares of any class shall be paid to the holders of shares of any other class unless the articles of incorporation so provide or such payment is authorized by the affirmative vote or the written consent of the holders of at least a majority of the outstanding shares of the class in which the payment is to be made.

(e) A split up or division of the issue shares of any class into a greater number of shares of the same class without increasing the stated capital of the Corporation shall not be construed to be a share dividend within the meaning of this Section.

Article V. Stock Certificates

Section 1. Issuance. Every holder of shares in this Corporation shall be entitled to have a certificate representing all shares to which he is entitled. No certificate shall be issued for any share until such share is fully paid.

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Section 2. Form. Certificates representing shares in this Corporation shall be signed by the CEO and the Secretary and may be sealed with the seal of this Corporation or a facsimile thereof. The signatures of the CEO and the Secretary may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar other than the Corporation itself or an employee of the Corporation. In case any officer who signed, or whose facsimile signature has been placed upon, such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issuance.

Every certificate representing shares which are restricted as to the sale, disposition or other transfer of such shares shall state that such shares are restricted as to transfer and shall set forth or fairly summarize upon the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge a full statement of, such restrictions.

Each certificate representing shares shall state upon the face thereof: the name of the Corporation; that the Corporation is organized under the laws of this state; the name of the person or persons to whom issued; the number and class of shares and the designation of the series, if any, which such certificate represents; and the par value of each share represented by such certificate or a statement that the shares are without par value.

Section 3. Transfer of Stock. Transfers of stock shall be made only on the books of the Corporation by the holder, in person, or by an attorney-in-fact under a power of attorney duly executed by such shareholder and filed with the Secretary with written direction for the transfer, upon surrender of the original certificate for such shares and upon the payment of all indebtedness by such shareholder to the Corporation, and the possession of a certificate of stock (as between the holder and the Corporation) shall not be regarded as evidence of ownership of the same in any person other than the registered owner until the transfer thereof is duly made on the books of the Corporation. No transfer of stock shall be valid against the Corporation until it shall have been effected and registered upon the Corporation's books in the manner herein provided.

On the transfer of any shares, each certificate shall be receipted for, and such receipt shall be attached to, the margin or stub of such certificate in the certificate book. When such certificate is delivered by the Corporation by registered or certified mail, the return receipt of such registered or certified mail shall be sufficient as the receipt herein provided for. All certificates exchanged or surrendered to the Corporation shall be cancelled by the Secretary and affixed in their original places in the certificate book and no new certificates shall be issued until the certificate for which it is exchanged has been cancelled and returned to its original place in said book, except as provided in Section 4 of this Article pertaining to lost or destroyed certificates.

If any holder of any stock of the Corporation shall have entered into an agreement with any other holder of any stock of the Corporation or with the Corporation, or both, relating to a sale or sales or transfer of any shares of stock of the Corporation, or wherein or whereby any restriction or condition is imposed or placed upon or in connection with the sale or transfer of any share of stock of the Corporation, and if a duly executed or certified copy thereof shall have been filed with the Secretary of the Corporation, none of the shares of stock covered by such agreement or to which it relates, of any such contracting shareholder, shall be transferred upon the books of the Corporation until there has been filed with the Secretary of the Corporation evidence satisfactory to the Secretary of the Corporation of compliance with such agreement, and any evidence of any kind or quality, of compliance with the terms of such agreement which the Secretary deems satisfactory or sufficient shall be conclusive upon all parties interested; provided, however, that neither the Corporation nor any director, officer, employee or transfer agent thereof shall be liable for transferring or effecting or permitting the transfer of any such shares of stock contrary to or inconsistent with the terms of any such agreement, in the absence of proof of willful disregard thereof or fraud, bad faith or gross negligence on the part of the party to be charged; provided, further, that the certificate of the Secretary, under the seal of the Corporation, bearing the date of its issuance by the Secretary, certifying that such an agreement is or is not on file with the Secretary, shall be conclusive as to such fact so certified for a period of five days from the date of such certificate, with respect to the rights of any innocent purchaser or transferee for value of any such shares without actual notice of the existence of any restrictive agreement.

Section 4. Lost Certificates. Any shareholder claiming a certificate of stock to be lost or destroyed shall make affidavit or affirmation of the fact and the fact that he is the owner and holder thereof, and give notice of the loss or destruction of same in such manner as the Board of Directors may require, and shall give the Corporation a bond of indemnity in form, and with one or more sureties satisfactory to the Board of Directors, which shall be at least double the par value of all the shares of stock represented by such certificate, payable as may be required by the Board of Directors to protect the Corporation and any person injured by the issuance of the new certificate from any liability or expense which it or they may be put to or incur by reason of the original certificate remaining outstanding, whereupon the President and the Secretary may cause to be issued a new certificate in the same tenor as the one alleged to be lost or destroyed, but always subject to approval of the Board of Directors.

Article VI. Books and Records.

Section 1. Books and Records. This Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its shareholders, Board of Directors and committees of directors.

This Corporation shall keep, at its registered office or principal place of business or at the office of its transfer agent or registrar, a record of its shareholders, giving the names and addresses of all shareholders and the number, class and series, if any, of the shares held by each.

Any books, records and minutes may be in written form or in any other form capable of being converted into written form within a reasonable time.

Section 2. Financial Information. No later than three (3) months after the close of each fiscal year, this Corporation shall prepare a balance sheet showing in reasonable detail the financial conditions of the Corporation as of the close of its fiscal year, and a profit and loss statement showing the results of its operation during its fiscal year.

Upon the written request of any shareholder or holder of voting trust certificates for shares of the Corporation, the Corporation shall mail to such shareholder or holder of voting trust certificates a copy of the most recent such balance sheet and profit and loss statement.

The balance sheets and profit and loss statements shall be filed in the registered office of the Corporation in this state, shall be kept for at least five years, and shall be subject to inspection during business hours by any shareholder or holder of voting trust certificates, in person or by agent.

Article VII. Seal.

The seal of this Corporation shall be circular and shall have inscribed thereon the name of the Corporation and such other words and figures and in such design as may be prescribed by the Board of Directors, and may be engraved, printed, a facsimile or an impression or other type seal.

Article VIII. Amendment of Bylaws.

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted, by the Board of Directors; provided, however, that the provisions set forth in Article II, Sections 2, 6, 7, 9, 10, and 18 shall not be altered, amended or repealed unless approved by the affirmative vote of the holders of seventy-five percent (75%) of the outstanding voting stock qualified to vote at a meeting for the election of directors.

CERTIFICATE OF ADOPTION

These Bylaws were approved and adopted on July 20, 2005, by Broadband Communication Services, Inc.

By: Norm Bangle

Norm Bangle

Its: President

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Exhibit 6.1

EXECUTIVE EMPLOYMENT AGREEMENT

This Employment Agreement ("Agreement"), including the attached Exhibit "A," is entered into between Broadband Communication Services, Inc., a Nevada Corporation, having offices at 716 Springmiller Court, Arlington Texas 76002 ("Employer or BBCS"), and N. Lohr Bangle, Jr., an individual currently residing at 1874 Oak Glen,, New Braunfels Texas 78132 ("Employee"), to be effective as of August 17, 2005 (the "Effective Date").

WITNESSETH:

WHEREAS, Employee has been instrumental in developing the Employer and establishing its business and focus; and

WHEREAS, Employee is willing to continue his relationship with Employer under the terms and conditions set forth in this Employment Agreement; and

NOW, THEREFORE, for and in consideration of the mutual promises, covenants, and obligations contained herein, Employer and Employee agree as follows:

ARTICLE 1: EMPLOYMENT AND DUTIES:

1.1 Employer agrees to employ Employee, and Employee agrees to be employed by Employer, beginning as of the Effective Date and continuing until the date set forth on Exhibit "A" (the "Term"), subject to the terms and conditions of this Agreement.

1.2 Employee initially shall be employed in the position set forth on Exhibit A. Employer may subsequently assign Employee to a different position or modify Employee's duties and responsibilities; provided however, in the event (a) Employer substantially reduces the duties or responsibilities of Employee, or (b) Employee is no longer Chairman of BBCS, Employee may elect to terminate this Agreement under Section 3.2(ii) and said termination shall constitute an Involuntary Termination for purposes of Section 3.5. Moreover, Employer may not assign this Agreement and Employee's employment to any affiliates of Employer. Employee agrees to serve in the assigned position and to perform diligently and to the best of Employee's abilities the duties and services appertaining to such position as determined by Employer, as well as such additional or different duties and services appropriate to such position which Employee from time to time may be reasonably directed to perform by Employer. Employee shall at all times comply with and be subject to such policies and procedures as Employer may establish from time to time. Notwithstanding any other provision of this Agreement, during the Term, Employee shall be a member of the BBCS Corp. Office of the Chairman.

1.3 Employee shall, during the period of Employee's employment by Employer, devote Employee's full business time, energy, and best efforts to the business and affairs of Employer and its affiliates, including the formation of any potential new company. Employee may engage, directly or indirectly, in any other business, investment, or activity that does not reasonably interfere with Employee's performance of Employee's duties hereunder or is contrary to the interests of Employer or BBCS.

1.4 In connection with Employee's employment by Employer, Employer shall endeavor to provide Employee access to such confidential information pertaining to the business and services of Employer as is appropriate for Employee's employment responsibilities. Employer also shall endeavor to provide to Employee the opportunity to develop business relationships with those of Employer's clients and potential clients that are appropriate for Employee's employment responsibilities.

1.5 Employee acknowledges and agrees that, at all times during the employment relationship Employee owes fiduciary duties to Employer, including but not limited to the fiduciary duties of the highest loyalty, fidelity and allegiance to act at all times in the best interests of the Employer, to make full disclosure to Employer of all information that pertains to Employer's business and interests, to do no act which would injure Employer's business, its interests, or its reputation, and to refrain from using for Employee's own benefit or for the benefit of others any information or opportunities pertaining to Employer's business or interests that are entrusted to Employee or that she learned while employed by Employer. Employee acknowledges and agrees that upon termination of the employment relationship, Employee shall continue to refrain from using for his own benefit or the benefit of others any information or opportunities pertaining to Employer's business or interests that were entrusted to Employee during the employment relationship or that she learned while employed by Employer. Employee agrees that while employed by Employer and thereafter he shall not knowingly take any action which interferes with the internal relationships between Employer and its employees or representatives or interferes with the external relationships between Employer and third parties.

1.6 It is agreed that any direct or indirect interest in, connection with, or benefit from any outside activities, particularly commercial activities, which interest might in any way adversely affect Employer or any of its affiliates, involves a possible conflict of interest. In keeping with Employee's fiduciary duties to Employer, Employee agrees that during the employment relationship Employee shall not knowingly become involved in a conflict of interest with Employer or its affiliates, or upon discovery thereof, allow such a conflict to continue. Moreover, Employee agrees that Employee shall disclose to Employer's President any facts which might involve such a conflict of interest that has not been approved by Employer's President. Employer and Employee recognize that it is impossible to provide an exhaustive list of actions or interests which constitute a "conflict of interest." Moreover, Employer and Employee recognize there are many borderline situations. In some instances, full disclosure of facts by the Employee to Employer's President may be all that is necessary to enable Employer or its affiliates to protect its interests. In others, if no improper motivation appears to exist and the interests of Employer or its affiliates have not suffered, prompt elimination of the outside interest will suffice. In still others, it may be necessary for Employer to terminate the employment relationship. Employer and Employee agree that Employer's determination as to whether a conflict of interest exists shall be conclusive. Employer reserves the right to take such action as, in its judgment, will end the conflict.

1.7 Employee understands and acknowledges that the terms and conditions of this Agreement constitute confidential information. Employee shall keep confidential the terms of this Agreement and shall not disclose this confidential information to anyone other than Employee's attorneys, tax advisors, or as required by law. Employee acknowledges and understands that disclosure of the terms of this Agreement constitutes a material breach of this Agreement and could subject Employee to disciplinary action, including without limitation, termination of employment.

ARTICLE 2: COMPENSATION AND BENEFITS:

2.1 Employee's monthly base salary during the Term shall be not less than the amount set forth under the heading "Monthly Base Salary" on Exhibit A, subject to increase at the sole discretion of the Employer, which shall be paid in semimonthly installments in accordance with Employer's standard payroll practice. Any calculation to be made under this Agreement with respect to Employee's Monthly Base Salary shall be made using the then current Monthly Base Salary in effect at the time of the event for which such calculation is made.

2.2 While employed by Employer (both during the Term and thereafter), Employee shall be allowed to participate, on the same basis generally as other employees of Employer, in all general employee benefit plans and programs, including improvements or modifications of the same, which on the effective date or thereafter are made available by Employer to all or substantially all of Employer's employees. Such benefits, plans, and programs may include, without limitation, medical, health, and dental care, life insurance, disability protection, and pension plans. Nothing in this Agreement is to be construed or interpreted to provide greater rights, participation, coverage, or benefits under such benefit plans or programs than provided to similarly situated employees pursuant to the terms and conditions of such benefit plans and programs.

2.3 Employer shall not by reason of this Article 2 be obligated to institute, maintain, or refrain from changing, amending, or discontinuing, any such incentive compensation or employee benefit program or plan, so long as such actions are similarly applicable to covered employees generally. Moreover, unless specifically provided for in a written plan document adopted by the Board of Directors of either Employer or BBCS, none of the benefits or arrangements described in this Article 2 shall be secured or funded in any way, and each shall instead constitute an unfunded and unsecured promise to pay money in the future exclusively from the general assets of Employer.

ARTICLE 3: TERMINATION PRIOR TO EXPIRATION OF AGREEMENT TERM AND EFFECTS OF SUCH TERMINATION:

3.1 Notwithstanding any other provisions of this Agreement, Employer shall have the right to terminate Employee's employment under this Agreement at any time prior to the expiration of the Term for any of the following reasons:

(i) For "cause" upon the determination by the Employer's Board of Directors that "cause" exists for the termination of the employment relationship. As used in this Section 3.1(i), the term "cause" shall mean [a] Employee's gross negligence or willful misconduct in the performance of the duties and services required of Employee pursuant to this Agreement; [b] Employee has been convicted of a felony; [c] Employee has willfully refused without proper legal reason to perform the duties and responsibilities required of Employee under this Agreement which remains uncorrected for thirty (30) days following written notice to Employee by Employer of such breach; [d] Employee's involvement in a conflict of interest as referenced in Section 1.6 for which Employer makes a determination to terminate the employment of Employee which remains uncorrected for thirty (30) days following written notice to Employee by Employer of such breach; [e] Employee has willfully engaged in conduct that Employee knows or should know is materially injurious to Employer, BBCS, or any of their respective subsidiaries; [f] Employee's material breach of any material provision of this Agreement or corporate code or policy which remains uncorrected for thirty (30) days following written notice to Employee by Employer of such breach; or [g] Employee violates the Foreign Corrupt Practices Act or other applicable United States law as proscribed by Section 5.1. It is expressly acknowledged and agreed that the decision as to whether "cause" exists for termination of the employment relationship by Employer is delegated to the Employer's Board of Directors for determination. If Employee disagrees with the decision reached by Employer's Board of Directors, the dispute will be limited to whether Employer's Board of Directors reached its decision in good faith;

(ii) for any other reason whatsoever, with or without cause, in the sole discretion of the Board of Directors of Employer;

(iii) upon Employee's death; or

(iv) upon Employee's becoming disabled so as to entitle Employee to benefits under BBCS's long-term disability plan or, if Employee is not eligible to participate in such plan, then Employee is permanently and totally unable to perform Employee's duties for Employer as a result of any medically determinable physical or mental impairment as supported by a written medical opinion to the foregoing effect by a physician selected by Employer.

The termination of Employee's employment by Employer prior to the expiration of the Term shall constitute a "Termination for Cause" if made pursuant to Section 3.1(i); the effect of such termination is specified in Section 3.4. The termination of Employee's employment by Employer prior to the expiration of the Term shall constitute an "Involuntary Termination" if made pursuant to Section 3.1(ii); the effect of such termination is specified in Section 3.5. The effect of the employment relationship being terminated pursuant to Section 3.1(iii) as a result of Employee's death is specified in Section 3.6. The effect of the employment relationship being terminated pursuant to Section 3.1(iv) as a result of the Employee becoming incapacitated is specified below.

3.2 Notwithstanding any other provisions of this Agreement except Section 8.6, Employee shall have the right to terminate the employment relationship under this Agreement at any time prior to the expiration of the Term of employment for any of the following reasons:

(i) a material breach by Employer of any material provision of this Agreement which remains uncorrected for 30 days following written notice of such breach by Employee to Employer; or

(ii) for any other reason whatsoever, in the sole discretion of Employee.

The termination of Employee's employment by Employee prior to the expiration of the Term shall constitute an "Involuntary Termination" if made pursuant to Section 3.2(i); the effect of such termination is specified in Section 3.5. The termination of Employee's employment by Employee prior to the expiration of the Term shall constitute a "Voluntary Termination" if made pursuant to Section 3.2(ii). Not withstanding anything to the contrary, upon a "Voluntary Termination" or Involuntary Termination" of the employment relationship by Employee or by Employer prior to expiration of the Term, all future compensation to which Employee is entitled and all future benefits for which Employee is eligible shall continue through the date of this Agreement, Employee shall be entitled to any individual bonuses or individual incentive compensation due and payable under the terms of this Agreement as outlined in Exhibit A.

3.3 Upon Termination of the employment relationship by either Employer or Employee prior to the expiration of the Term, Employee shall be entitled, in consideration of Employee's continuing obligations hereunder after such termination (including, without limitation, Employee's non-competition obligations), to receive two hundred percent (200%) of the then current Monthly Base Salary as if Employee's employment had continued for the full Term of this Agreement. Employee shall not be under any duty or obligation to seek or accept other employment following

Involuntary Termination and the amounts due Employee hereunder shall not be reduced or suspended if Employee accepts subsequent employment. Employee's rights under this Section 3.3 are Employee's sole and exclusive rights against Employer, BBCS, or their affiliates, and Employer's sole and exclusive liability to Employee under this Agreement, in contract, tort, or otherwise, for any Involuntary Termination of the employment relationship. Employee covenants not to sue or lodge any claim, demand or cause of action against Employer for any sums for Involuntary Termination other than those sums specified in this Section 3.3.

3.4 Upon termination of the employment relationship as a result of Employee's death, Employee's heirs, administrators, or legatees shall be entitled to Employee's entire salary through the date of such this Agreement, but Employee's heirs, administrators, or legatees shall not be entitled to any individual bonuses or individual incentive compensation not yet paid to Employee at the date of such termination.

3.5 Upon termination of the employment relationship as a result of Employee's incapacity, Employee shall be entitled to his continued salary through the date of this Agreement, but Employee shall not be entitled to any individual bonuses or individual incentive compensation not yet paid to Employee at the date of such termination.

3.6 Notwithstanding any provision herein to the contrary, upon a termination of Employee's employment under any of the circumstances described in Sections 3.4 or 3.5 above, Employee shall be entitled to receive a pro-rata annual bonus payment through the date of such termination of employment and Employee shall become fully vested in specific grants and awards made or awarded to Employee under long term incentive plans maintained by Employer and its affiliates, Employee will have at his sole option the right to purchase his Company supplied vehicle for the sum of $10.00.

3.7 Termination of the employment relationship does not terminate those obligations imposed by this Agreement which are continuing obligations, including, without limitation, Employee's obligations under Articles 6 and 7.

3.8 This Agreement governs the rights and obligations of Employer and Employee with respect to Employee's salary, bonuses, and other perquisites of employment. Except as provided above in Section 2.5 and in Section 3.6, Employee's rights and obligations with respect to stock options and restricted stock are governed by BBCS's Stock Option Plan and respective grant agreements and with respect to incentive compensation payments are governed by the Award Agreement and the Plan.

ARTICLE 4: CONTINUATION OF EMPLOYMENT BEYOND TERM; TERMINATION AND EFFECTS OF TERMINATION:

4.1 Should Employee remain employed by Employer beyond the expiration of the Term specified on Exhibit "A," such employment shall convert to a month-to-month relationship terminable at any time by either Employer or Employee for any reason whatsoever, with or without cause. Upon such termination of the employment relationship by either Employer or Employee for any reason whatsoever, all future compensation to which Employee is entitled and all future benefits for which Employee is eligible shall cease and terminate. Employee shall be entitled to pro rata salary through the date of such termination, but Employee shall not be entitled to any individual bonuses or individual incentive compensation not yet paid at the date of such termination.

ARTICLE 5: UNITED STATES FOREIGN CORRUPT PRACTICES ACT AND OTHER LAWS:

5.1 Employee shall at all times comply with United States laws applicable to Employee's actions on behalf of Employer, including specifically, without limitation, the United States Foreign Corrupt Practices Act, generally codified in 15 USC 78 (FCPA), as the FCPA may hereafter be amended, and/or its successor statutes. If Employee pleads guilty to or nolo contendere or admits civil or criminal liability under the FCPA or other applicable United States law, or if a court finds that Employee has personal civil or criminal liability under the FCPA or other applicable United States law, or if a court finds that Employee committed an action resulting in any BBCS entity having civil or criminal liability or responsibility under the FCPA or other applicable United States law with knowledge of the activities giving rise to such liability or knowledge of facts from which Employee should have reasonably inferred the activities giving rise to liability had occurred or were likely to occur, such action or finding shall constitute "cause" for termination under this Agreement unless Employer's management committee (or, if there is no management committee, the highest applicable level of Employer's management) determines that the actions found to be in violation of the FCPA or other applicable United States law were taken in good faith and in compliance with all applicable policies of Employer and BBCS.

ARTICLE 6: OWNERSHIP AND PROTECTION OF INFORMATION; COPYRIGHTS:

6.1. All information, ideas, concepts, improvements, discoveries, and inventions, whether patentable or not, which are conceived, made, developed or acquired by Employee, individually or in conjunction with others, during Employee's employment by Employer (whether during business hours or otherwise and whether on Employer's premises or otherwise) which relate to Employer's business, products or services (including, without limitation, all such information relating to corporate opportunities, research, financial and sales data, pricing and trading terms, evaluations, opinions, interpretations, acquisition prospects, the identity of customers or their requirements, the identity of key contacts within the customer's organizations or within the organization of acquisition prospects, or marketing and merchandising techniques, prospective names, and marks) shall be disclosed to Employer and are and shall be the sole and exclusive property of Employer. Moreover, all drawings, memoranda, notes, records, files, correspondence, drawings, manuals, models, specifications, computer programs, maps and all other writings or materials of any type embodying any of such information, ideas, concepts, improvements, discoveries, and inventions are and shall be the sole and exclusive property of Employer.

6.2 Employee acknowledges that the business of Employer, BBCS, and their affiliates is highly competitive and that their strategies, methods, books, records, and documents, their technical information concerning their products, equipment, services, and processes, procurement procedures and pricing techniques, the names of and other information (such as credit and financial data) concerning their customers and business affiliates, all comprise confidential business information and trade secrets which are valuable, special, and unique assets which Employer, BBCS, or their affiliates use in their business to obtain a competitive advantage over their competitors. Employee further acknowledges that protection of such confidential business information and trade secrets against unauthorized disclosure and use is of critical importance to Employer, BBCS, and their affiliates in maintaining their competitive position. Employee hereby agrees that Employee will not, at any time during or after his employment by Employer, make any unauthorized disclosure of any confidential business information or trade secrets of Employer, BBCS, or their affiliates, or make any use thereof, except in the carrying out of his or her employment responsibilities hereunder. BBCS and its affiliates shall be third party beneficiaries of Employee's obligations under this Section. As a result of Employee's employment by Employer, Employee may also from time to time have access to, or knowledge of, confidential business information or trade secrets of third parties, such as customers, suppliers, partners, joint venturers, and the like, of Employer, BBCS, and their affiliates. Employee also agrees to preserve and protect the confidentiality of such third party confidential information and trade secrets to the same extent, and on the same basis, as Employer's confidential business information and trade secrets. Employee acknowledges that money damages would not be sufficient remedy for any breach of this Article 6 by Employee, and Employer shall be entitled to enforce the provisions of this Article 6 by terminating any payments then owing to Employee under this Agreement and/or to specific performance and injunctive relief as remedies for such breach or any threatened breach. Such remedies shall not be deemed the exclusive remedies for a breach of this Article 6, but shall be in addition to all remedies available at law or in equity to Employer, including the recovery of damages from Employee and his or her agents involved in such breach.

6.3 All written materials, records, and other documents made by, or coming into the possession of, Employee during the period of Employee's employment by Employer which contain or disclose confidential business information or trade secrets of Employer, BBCS, or their affiliates shall be and remain the property of Employer, BBCS, or their affiliates, as the case may be. Upon termination of Employee's employment by Employer, for any reason, Employee promptly shall deliver the same, and all copies thereof, to Employer.

6.4 If, during Employee's employment by Employer, Employee creates any original work of authorship fixed in any tangible medium of expression which is the subject matter of copyright (such as videotapes, written presentations on acquisitions, computer programs, drawings, maps, architectural renditions, models, manuals, brochures, or the like) relating to Employer's business, products, or services, whether such work is created solely by Employee or jointly with others (whether during business hours or otherwise and whether on Employer's premises or otherwise), Employee shall disclose such work to Employer. Employer shall be deemed the author of such work if the work is prepared by Employee in the scope of his or her employment; or, if the work is not prepared by Employee within the scope of his or her employment but is specially ordered by Employer as a contribution to a collective work, as a part of a motion picture or other audiovisual work, as a translation, as a supplementary work, as a compilation, or as an instructional text, then the work shall be considered to be work made for hire and Employer shall be the author of the work. If such work is neither prepared by the Employee within the scope of his or her employment nor a work specially ordered and is deemed to be a work made for hire, then Employee hereby agrees to assign, and by these presents does assign, to Employer all of Employee's worldwide right, title, and interest in and to such work and all rights of copyright therein.

6.5 Both during the period of Employee's employment by Employer and thereafter, Employee shall assist Employer and its nominee, at any time, in the protection of Employer's worldwide right, title, and interest in and to information, ideas, concepts, improvements, discoveries, and inventions, and its copyrighted works, including without limitation, the execution of all formal assignment documents requested by Employer or its nominee and the execution of all lawful oaths and applications for applications for patents and registration of copyright in the United States and foreign countries.

ARTICLE 7: POST-EMPLOYMENT NON-COMPETITION OBLIGATIONS:

7.1 As part of the consideration for the compensation and benefits to be paid to Employee hereunder, in keeping with Employee's duties as a fiduciary and in order to protect Employer's interests in the confidential information of Employer and the business relationships developed by Employee with the clients and potential clients of Employer, and as an additional incentive for Employer to enter into this Agreement, Employer and Employee agree to the non-competition provisions of this Article 7. Employee agrees that during the period of Employee's non-competition obligations hereunder, Employee will not, directly or indirectly for Employee or for others, in any geographic area or market where Employer or BBCS or any of their affiliated companies are conducting any business as of the date of termination of the employment relationship or have during the previous twelve months conducted any business:

(i) engage in any business competitive with the business conducted by Employer;

(ii) render advice or services to, or otherwise assist, any other person, association, or entity who is engaged, directly or indirectly, in any business competitive with the business conducted by Employer;

(iii) induce any employee of Employer or BBCS or any of their affiliates to terminate his or her employment with Employer, BBCS, or their affiliates, or hire or assist in the hiring of any such employee by person, association, or entity not affiliated with BBCS.

These non-competition obligations shall extend until December 31, 2008.

7.2 Employee understands that the foregoing restrictions may limit his or her ability to engage in certain businesses anywhere in the world during the period provided for above, but acknowledges that Employee will receive sufficiently high remuneration and other benefits (e.g., the right to receive compensation under Section 3.5 for the remainder of the Term upon Involuntary Termination)under this Agreement to justify such restriction. Employee acknowledges that money damages would not be sufficient remedy for any breach of this Article 7 by Employee, and Employer shall be entitled to enforce the provisions of this Article 7 by terminating any payments then owing to Employee under this Agreement and/or to specific performance and injunctive relief as remedies for such breach or any threatened breach. Such remedies shall not be deemed the exclusive remedies for a breach of this Article 7, but shall be in addition to all remedies available at law or in equity to Employer, including, without limitation, the recovery of damages from Employee and his or her agents involved in such breach.

7.3 It is expressly understood and agreed that Employer and Employee consider the restrictions contained in this Article 7 to be reasonable and necessary to protect the proprietary information of Employer. Nevertheless, if any of the aforesaid restrictions are found by a court having jurisdiction to be unreasonable, or overly broad as to geographic area or time, or otherwise unenforceable, the parties intend for the restrictions therein set forth to be modified by such courts so as to be reasonable and enforceable and, as so modified by the court, to be fully enforced.

ARTICLE 8: MISCELLANEOUS:

8.1 For purposes of this Agreement the terms "affiliates" or "affiliated" means an entity who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with BBCS or Employer.

8.2 Employee shall refrain, both during the employment relationship and after the employment relationship terminates, from publishing any oral or written statements about Employer, BBCS, any of their respective subsidiaries or affiliates, or any of such entities' officers, employees, agents or representatives that are slanderous, libelous, or defamatory; or that disclose private or confidential information about Employer, BBCS, any of their respective subsidiaries or affiliates, or any of such entities' business affairs, officers, employees, agents, or representatives; or that constitute an intrusion into the seclusion or private lives of Employer, BBCS, any of their respective subsidiaries or affiliates, or such entities' officers, employees, agents, or representatives; or that give rise to unreasonable publicity about the private lives of Employer, BBCS, any of their respective subsidiaries or affiliates, or any of such entities' officers, employees, agents, or representatives; or that place Employer, BBCS, any of their respective subsidiaries or affiliates, or any of such entities' or its officers, employees, agents, or representatives in a false light before the public; or that constitute a misappropriation of the name or likeness of Employer, BBCS, any of their respective subsidiaries or affiliates, or any of such entities' or its officers, employees, agents, or representatives. A violation or threatened violation of this prohibition may be enjoined by the courts. The rights afforded the BBCS entities and affiliates under this provision are in addition to any and all rights and remedies otherwise afforded by law.

8.3 For purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Employer:

Broadband Communication Services, Inc.
716 Springmiller Court
Arlington, Texas 76002
Attention: Corporate Secretary

If to Employee, to the address shown on the first page hereof.

Either Employer or Employee may furnish a change of address to the other in writing in accordance herewith, except that notices of changes of address shall be effective only upon receipt.

8.4 This Agreement shall be governed in all respects by the laws of the State of Texas, excluding any conflict-of-law rule or principle that might refer the construction of the Agreement to the laws of another State or country.

8.5 No failure by either party hereto at any time to give notice of any breach by the other party of, or to require compliance with, any condition or provision of this Agreement shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

8.6 If a dispute arises out of or related to this Agreement, other than a dispute regarding Employee's obligations under *Article 6*, or *Article* 7, *and if the dispute cannot be settled through direct discussions, then Employer and Employee* agree to first endeavor to settle the dispute in an amicable manner by mediation, before having recourse to any other proceeding or forum.

8.7 Each of Employer and Employee is a citizen of the State of Texas. Employer's principal place of business is in Arlington, Tarrant County, Texas. Employee resides in Comal County, Texas. This Agreement was negotiated and signed in Arlington, Texas. This Agreement shall be performed in Arlington, Texas. Any litigation that may be brought by either Employer or Employee involving the enforcement of this Agreement or the rights, duties, or obligations of this Agreement, shall be brought exclusively in the State or federal courts sitting in New Braunfels, Comal County, Texas. In the event that service of process cannot be affected upon a party, each party hereby irrevocably appoints the Secretary of State for the State of Texas as its or her agent for service of process to receive the summons and other pleadings in connection with any such litigation.

8.8 It is a desire and intent of the parties that the terms, provisions, covenants, and remedies contained in this Agreement shall be enforceable to the fullest extent permitted by law. If any such term, provision, covenant, or remedy of this Agreement or the application thereof to any person, association, or entity or circumstances shall, to any extent, be construed to be invalid or unenforceable in whole or in part, then such term, provision, covenant, or remedy shall be construed in a manner so as to permit its enforceability under the applicable law to the fullest extent permitted by law. In any case, the remaining provisions of this Agreement or the application thereof to any person, association, or entity or circumstances other than those to which they have been held invalid or unenforceable, shall remain in full force and effect.

8.9 This Agreement shall be binding upon and inure to the benefit of Employer and any other person, association, or entity which may hereafter acquire or succeed to all or substantially all of the business or assets of Employer by any means whether direct or indirect, by purchase, merger, consolidation, or otherwise. Employee's rights and obligations under Agreement hereof are personal and such rights, benefits, and obligations of Employee shall not be voluntarily or involuntarily assigned, alienated, or transferred, whether by operation of law or otherwise, without the prior written consent of Employer.

8.10 There exist other agreements between Employer and Employee relating to the employment relationship between them, e.g., the agreement with respect to company policies contained in Employer's Conduct of Business Affairs booklet and agreements with respect to benefit plans. This Agreement replaces and merges previous agreements and discussions pertaining to the following subject matters covered herein: the nature of Employee's employment relationship with Employer and the term and termination of such relationship. This Agreement constitutes the entire agreement of the parties with regard to such subject matters, and contains all of the covenants, promises, representations, warranties, and agreements between the parties with respect such subject matters. Each party to this Agreement acknowledges that no representation, inducement, promise, or agreement, oral or written, has been made by either party with respect to such subject matters, which is not embodied herein, and that no agreement, statement, or promise relating to the employment of Employee by Employer that is not contained in this Agreement shall be valid or binding. Any modification of this Agreement will be effective only if it is in writing and signed by each party whose rights hereunder are affected thereby, provided that any such modification must be authorized or approved by the Board of Directors of Employer.

IN WITNESS WHEREOF, Employer and Employee have duly executed this Agreement in multiple originals to be effective on the date first stated above.

BROADBAND COMMUNICATION SERVICES, INC.

By: BOARD OF DIRECTORS
Name: ALL DIRECTORS
Title: BOARD OF DIRECTORS
This 17th day of August, 2005

N. Lohr Bangle
Sandra K Boyd

N. LOHR BANGLE, JR.

Lohr Bangle, Jr.
This 17th day of August 2005

EXHIBIT "A"

Employee Name: N. Lohr Bangle, Jr.

Term: Effective August 17, 2005 through August 17, 2010

Position: Chief Executive Officer and Chairman Of Broadband Communication Services, Inc. "BBCS"

Location: Arlington, Texas

Reporting Relationship: Reports to the Board of Directors and the Office of the Chairman

Monthly Base Salary: Ten Thousand and 00/100 ($12,000)

Bonus: Employee shall be eligible to participate in the BBCS Corp. Annual Incentive Plan ("Plan"). All bonuses shall be paid in accordance with the terms and provisions of the Plan. Employee's 2005 bonus amount under this Plan shall be three percent (3%) of BBCS Inc.'s Gross Profit. Employee's bonus opportunity for calendar years 2006 through 2010 shall be three and one-half percent (3.5%) of BBCS Inc.'s Gross Profit payable no later than January 31st of each applicable calendar year.

Tax Assistance: Employer shall pay for and provide Employee with a Certified Public Accountant and annual Tax Filing Assistance.

Auto Allowance: Employer shall provide Employee with an auto at the Employee's sole discretion and option.

Vacation Allowance: 6 weeks vacation per year

BROADBAND COMMUNICATION SERVICES, INC.

By: BOARD OF DIRECTORS
Name: ALL DIRECTORS
Title: BOARD OF DIRECTORS
This 17th day of August, 2005

N. Lohr Bangle
Sandra K Carroll

N. LOHR BANGLE, JR.

Norm Bangle Jr.
This 17th day of August, 2005

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT ("Agreement") is made and entered into as of the 12th day of September, 2005 by and between Broadband Communication Services, Inc., a Nevada corporation (the "Company"), and Scott H. Schreibstein, an individual who currently resides at the address set forth below his signature at the end of this Agreement ("Employee").

Background

A. The Company desires to employ Employee, and Employee desires to accept employment with the Company upon the terms and subject to the conditions set forth herein.

Statement of Agreement

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements set forth herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Employee, intending to be legally bound hereby, agree as follows:

Section 1. Employment. The Company hereby employs Employee, and Employee hereby accepts such employment and shall serve the Company, upon the terms and subject to the conditions set forth herein.

Section 2. Term. The term of Employee's employment hereunder shall commence on the date first above written and shall continue for three (3) years from the date hereof, unless earlier terminated in accordance with the provisions of Section 5 hereof. In the event that this Agreement has not been earlier terminated in accordance with the provisions of Section 5 hereof, the term of Employee's employment hereunder shall be automatically extended without further action by the Company or Employee for additional successive one (1) year periods unless employee, for any reason or no reason, has given written notice of termination to the Company no less than sixty (60) days prior to the commencement of any one (1) year extension period. The term of Employee's employment hereunder is sometimes hereinafter referred to as the "Employment Term."

Section 3. Duties of Employee.

(a) General Duties and Responsibilities. During and throughout the Employment Term, Employee shall faithfully and diligently, to the best of his ability, serve as the Executive Vice President and Chief Financial Officer of the Company or such other position or office as shall be designated by the Company's Board of Directors ("Board") or the Chief Executive Officer during the Employment Term and shall have the authority and perform the duties and responsibilities customary for such positions or offices, and such other duties as may be assigned to him from time to time by the Board or the Chief Executive Officer, in accordance with the policies from time to time established and amended by the Company and with all applicable laws and regulations. Employee shall use his best efforts to promote the interests of the Company to the reasonable satisfaction of the Board and the Chief Executive Officer. Notwithstanding the foregoing, Employee shall always be subject to the directions of the Board and the Chief Executive Officer in the performance of his/her responsibilities, and the Board and the Chief Executive Officer reserve the right to modify Employee's duties hereunder as they deem necessary for the best interests of the Company.

(b) Performance of Services. During and throughout the Employment Term, Employee shall devote his full productive time, attention, skill, ability and energy during normal business hours (and outside these hours when reasonably necessary to perform Employee's duties hereunder) exclusively to the business and affairs of the Company and the performance of his duties under this Agreement. Employee shall not, directly or indirectly, render any services of a business, commercial or professional nature to any person or entity without the prior written consent of the Board or the Chief Executive Officer; provided, however, that the provisions this Section 3(b) shall not preclude Employee from devoting reasonable time and attention during normal business hours throughout the Employment Term to (i) vacations and other leave time in accordance with Section 4 hereof; (ii) reasonable participation in community, civic, charitable or similar organizations; or (iii) the pursuit of personal legal and financial affairs which do not interfere or conflict with the performance of Employee's duties hereunder.

(c) Place of Employment. Employee shall perform his services hereunder at his home, at a Company office within 30 miles of his home, or at such other place or places as shall be reasonably required by the Company; provided,

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however, that Employee agrees to undertake all reasonable travel required by the Company to be conducted in connection with the performance of Employee's duties hereunder.

Section 4. Compensation. During and throughout the Employment Term, as compensation for the services performed and other covenants made by Employee to the Company hereunder, the Company shall pay and provide to Employee the following:

(a) Salary. The Company shall pay Employee a salary of Twelve thousand five hundred dollars ($12,500) per month (as increased from time to time, the "Salary"), payable in approximately equal installments in accordance with the Company's customary payroll practices. Employee's Salary shall be reviewed no less than annually by or under the authority of the Board and may be increased at the sole discretion of the Board or its designees based upon whatever factors the Board or its designees deems appropriate including, but not limited to, Employee's individual performance, the overall profitability of the Company and prevailing economic and industry factors.

(b) Bonus. The Company may at it's sole option pay Employee an annual bonus as determined by the Board on or before December 31st of each year and payable to Employee on or before January 31st.

(c) Employee Benefit Plans. During and throughout the Employment Term, Employee and his eligible dependents shall be entitled to participate in all employee benefit plans and arrangements made available by the Company, from time to time, to its employees upon the terms and conditions of such plans and to the extent Employee is eligible under the terms of those plans.

(d) Expenses. The Company shall, upon presentment by Employee of appropriate receipts and vouchers therefor, pay on behalf of Employee or reimburse Employee for all reasonable, ordinary and necessary out-of-pocket business expenses incurred by Employee in connection with the performance of his duties under this Agreement, provided that such expenses are incurred and accounted for in accordance with and subject to the policies and procedures of the Company.

(e) Vacation, Holidays and Sick Leave. Employee shall be entitled to four (4) weeks paid vacation, holidays and sick leave in accordance with the policies of the Company in effect from time to time.

Section 5. Termination of Employment. Notwithstanding Section 2 hereof, the Employment Term and Employee's employment hereunder shall terminate upon the occurrence of any of the following:

(a) Death. Employee's employment hereunder shall automatically terminate upon his death, and the Company shall pay to his designated beneficiary (or if none, to his estate) the remaining Salary and all other accrued and vested but unpaid compensation (including potential Bonus payments) and benefits. In the event of his death the designated beneficiary (or if none, his estate) shall be entitled to receive the compensation set forth in this Section 4 hereof throughout the remainder of the Employment Term, including, but not limited to, the Salary at the rate in effect the date of termination, any Bonus that would have been normally and reasonably earned, plus the rights of any employee benefits accruing to him (including any plans in which he was participating) as of the date of such termination, subject to the terms and conditions of such plans and benefits.

(b) Disability. The Company shall have the right, in its sole discretion, to terminate Employee's employment hereunder in the event of Employee's "Disability" thirty (30) days after giving written notice to Employee of its intention to terminate Employee's employment. For purposes of this Agreement, "Disability" means the physical or mental inability of Employee, due to illness, accident or other incapacity, to effectively perform the essential functions of his duties hereunder for any period of [three consecutive months or for 180 days during any twelve (12) month period. Upon termination for Disability, In the event Employee shall be entitled to receive the compensation set forth in Section 4 hereof throughout the remainder of the Employment Term, including, but not limited to, the Salary at the rate in effect the date of termination, any Bonus that would have been normally and reasonably earned, plus the rights of any employee benefits accruing to him (including any plans in which he was participating) as of the date of such termination, subject to the terms and conditions of such plans and benefits.

(c) Cause. The Company shall have the right, in its sole discretion, to terminate the Employee's employment hereunder at any time for "Cause" immediately upon giving written notice of such termination to Employee. Upon termination for Cause, Employee shall be entitled to receive his Salary and Bonus payments, and any unpaid rights and benefits vested as of such date throughout the term of this Agreement. For purposes of this Agreement, "Cause" means:

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[(i) Commencing one (1) year from the date hereof, the failure or refusal by Employee to perform his duties hereunder or the breach by Employee of any of his obligations, covenants, representations, warranties or acknowledgment hereto, which failure or breach remains unremedied or uncured for a period of thirty (30) days after specific written notice thereof is given to Employee by the Company;

(ii) Any act of dishonesty, disloyalty, insubordination, fraud, breach of fiduciary duty or bad faith by Employee materially detrimental to the Company or any other act by Employee causing material injury to the business, affairs, properties, assets, condition, operations, prospects, good will, relationships or reputation of the Company;

(iii) The conviction or the entering of a guilty plea or a plea of no contest with respect to, or the indictment for (or its procedural equivalent) of Employee of, a felony, or the conviction of Employee of a misdemeanor that involves theft, fraud or dishonesty or that results in imprisonment;

(iv) The failure of Employee to comply with any applicable law, rule, regulation or final order, injunction, ruling or similar device of any court, arbitrator or governmental authority which results in material injury to the property or business of the Company;

(v) The misappropriation (or attempted misappropriation) or embezzlement by Employee of any funds, property, business opportunity or rights of the Company;

(vi) The appropriation (or attempted appropriation) of a material business opportunity of the Company, including securing (or attempting to secure) any personal profit in connection with any transaction entered into on behalf of the Company;

(vii) The failure or refusal of Employee to adhere to any written code of conduct, policy or instructions of the Company, other than an immaterial or inadvertent breach or nonperformance that is remedied by Employee promptly within ten (10) days after receipt of notice thereof given by the Company;

(viii) Gross dereliction, misconduct, neglect, incompetence or insubordination of Employee or mismanagement by Employee in connection with Employee's duties or responsibilities hereunder which results in material injury or damage to the assets, business, affairs, operations, financial condition, good will, reputation or relationships of the Company.]

(d) By the Company without Cause. In addition to any termination of employment pursuant to Section 5 (a), (b) or (c), the Company shall have the right, in its sole discretion, to end Employee's employment hereunder without cause, at any time upon the giving of written notice of such termination to Employee (or such later date as the notice provides). In the event Employee shall be entitled to receive the compensation set forth in Section 4 hereof throughout the remainder of the Employment Term, including, but not limited to, the Salary at the rate in effect the date of termination, any Bonus that would have been normally and reasonably earned, plus the rights of any employee benefits accruing to him (including any plans in which he was participating) as of the date of such termination, subject to the terms and conditions of such plans and benefits.

(e) No Further Obligation to Employee. The payments and benefits required to be made or provided to Employee pursuant to this Section 5 shall be in full and complete satisfaction of, and shall constitute the full settlement and release of the Company by Employee with regard to, all obligations of the Company owed to Employee pursuant to this Agreement after the date of termination, the Company shall have no further obligations to Employee under this Agreement except as otherwise set forth herein.

(f) Survival of Employee's Obligations. Notwithstanding the termination of this Agreement by either party hereto for any reason, the obligations of Employee under Section 6 hereof and the other provisions thereof shall survive the termination or expiration of this Agreement, the Employment Term or Employee's employment hereunder and shall remain in full force and effect for the period provided therein.

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Section 6. Covenants. In consideration of the compensation to be paid to Employee hereunder by the Company, and in order to induce the Company to enter into this Agreement, Employee hereby makes the following covenants to the Company:

(a) Covenant Not to Compete. During the Employment Term and for a period of two (2) years thereafter (the "Post-Employment Period"), Employee shall not, alone or together or in association with others, whether as owner, shareholder, employee, officer, director, partner, manager, member, lender, investor, consultant, principal, agent, independent contractor, co-venturer or in any other capacity, directly or indirectly, invest in, engage in, have a financial interest in or be in any way connected or affiliated with, or render advice or service to, any person, firm, enterprise or other business that is in competition with the Company.

(i) Competition with the Company. For purposes of this Agreement, (a) the phrase "in competition with the Company" shall be deemed to include competition with the Company and its subsidiaries, or its respective successors or assigns, or the businesses of any of them, and (b) a business shall be deemed to be in competition with the Company if it is engaged in any business activity or has products or services that are the same or similar to the business activities, products or services of the Company from time to time in any geographic area in which the Company is conducting, has conducted its subsidiaries and their business at any time during the Employment Term. Notwithstanding the foregoing, nothing herein contained shall prevent Employee from acquiring and holding for investment up to two percent (2%) of any class of securities of any corporation, if such securities are listed or traded either on a national securities exchange or the Nasdaq Stock Market or the over-the-counter market.

(ii) Interpretation of Covenant. The parties hereto acknowledge and agree that the duration and area for which the covenant not to compete set forth in this Section 6(a) is to be effective are fair and reasonable and are reasonably necessary for the protection of the Company and its business and good will, and Employee hereby waives any objections to or defenses in respect thereof. In the event that any court determines that any portion of the time period or the area, or both of them, are unreasonable, arbitrary or against public policy, and that such covenant is to such extent unenforceable, illegal or invalid, the parties hereto agree that this Section 6(a) shall be deemed amended to delete therefrom such provisions or portions adjudicated to be unenforceable, illegal or invalid so that the covenant shall remain in full force and effect for the greatest time period and in the greatest geographical area that would render it enforceable, legal and valid. The parties intend that the covenant set forth in the Section 6a) shall be deemed to be a series of separate covenants, one for each and every county of each and every state of the United States of America and one for each and every political subdivision of each and every other country where the covenant is intended to be effective and is not proscribed by law.

(iii) Limitation. In the event Employee's employment hereunder is terminated by the Company without Cause, then the period of this covenant shall be limited to the period of time Employee receives his Salary hereunder.

(b) *Covenant Regarding Disclosure or Use of Confidential Information*. Employee acknowledges that prior to and during the Employment Term and as part of his employment, he has learned, he will learn and he will have access to confidential and proprietary information regarding the Company, and its subsidiaries and their business and affairs. Employee hereby agrees that he shall at all times during and after the Employment Term keep confidential and hold in confidence all Confidential Information (as defined below), and Employee shall not, at any time, either during or after the Employment Term, either directly or indirectly, use any Confidential Information for Employee's own benefit or to the benefit of any other person or entity or divulge, disclose, communicate or otherwise reveal any Confidential Information to any person or entity in any manner whatsoever, other than in the performance of Employee's duties hereunder. As used herein, "Confidential Information" shall mean any and all information, however documented, related to the business and affairs of the Company, including, but not limited to its assets, properties, operations, finances, practices, procedures, policies, methods, contracts, agreements and arrangements, lending policies, pricing policies, price lists, financial plans, business plans, financial information, financial projections, budgets, marketing strategies and techniques; the identity and location of all past, present and prospective customers, suppliers, affiliates, debtors, creditors, lenders, employees, consultants, advisors, agents, distributors, wholesalers, clients and others who have dealings with the Company; trade secrets, processes, photographs, graphics, product specifications, formulas, compositions, samples, inventions, ideas, research and development; patents and patent applications; copyrights and copyright applications (in any such case, whether registered or to be registered in the United States or any foreign country) applied for, issued to or owned by the Company; any and all processes, computer programs and software (including object code and source codes), database, technologies, engineering or technical data, drawings, sketches or designs, manufacturing or distribution methods or techniques; and any other information known to Employee to be confidential or proprietary information. Employee hereby acknowledges and agrees that, as between the Company and Employee, all of the

Confidential Information, however documented, whether or not developed, created or modified by Employee, is the exclusive property of the Company. Upon the termination or expiration of the Employment Term, Employee shall leave with or return to the Company, without making or retaining any copies or other records of, all Confidential Information including all copies, summaries, abstracts thereof and all memoranda, notes, records, reports, books, letters, customer lists, manuals and other writings or documents whatsoever pertaining thereto.

(c) Covenants Regarding Business Relationships. Employee agrees that during and throughout the Employment Term and the Post-Employment Period, except when acting on behalf of the Company, he shall not, directly or indirectly, (i) employ, solicit, induce or engage, or attempt to solicit, induce or engage any employee, independent contractor, consultant or salesman of the Company (whether now or hereafter engaged by the Company) to (A) terminate such employment or engagement, (B) accept employment or engagement or otherwise render services to any other person or business (wherever located, and regardless of type of business conducted), or (C) interfere with the business of the Company; (ii) solicit any clients or customers of the Company or interfere in any business relationship between the Company and any other person, firm or entity, including any person who was at any time an employee, consultant, contractor, advisor, supplier, lender or customer of the Company. Employee shall not, at any time during or after the Employment Term or the Post-Employment Period, disparage the Company or any of its shareholders, directors, officers, employees or agents.

(d) Intellectual Property. During and throughout the Employment Term and Post-Employment Period, Employee agrees to disclose to the Company any and all ideas, improvements, techniques, modifications, processes, inventions, developments, discoveries, trade secrets, business plans and any work of authorship ("Intellectual Property") developed, conceived, created, made, devised, discovered, acquired or acquired knowledge of, by Employee, either by himself or in conjunction with any other person, which relates in any way, directly or indirectly, or may be useful in any manner in the business of the Company and its subsidiaries, and any such item that is based upon or uses Confidential Information, whether or not patentable or copyrightable. Employee hereby agrees that the Intellectual Property shall become and remain the sole and exclusive property of the Company. Employee hereby acknowledges that all of Employee's writing, works of authorship and other Intellectual Property are works made for hire and the property of the Company, including patents, copyrights and other intellectual property rights pertaining thereto. Employee will, at the Company's request and cost, render assistance as the Company deems necessary or desirable to secure, prosecute and/or defend the rights thereto by patent, copyright to otherwise to the Company, including without limitation the assignment, transfer and conveyance to the Company of all of Employee's right, title and interest in and to the Intellectual Property.

(e) Equitable Relief. Employee hereby acknowledges and agrees that his services to be rendered to the Company hereunder and his obligations contained in this Section 6 are of special, unique and personal character which gives them a peculiar value to the Company, that the Company cannot be reasonably or adequately compensated in money damages in an action at law in the event Employee breaches any obligations under this Section 6, and that the provisions of this Section 6 are reasonable and necessary to protect the business of the Company. Employee therefore expressly agrees that, in addition to any other rights or remedies which the Company may have at law or in equity or by reason of any other agreement, the Company shall be entitled to injunctive and other equitable relief in the form of temporary, preliminary and permanent injunctions without posting bond or other security in the event of any actual or threatened breach of any such obligation by Employee and without the necessity of proving actual damages, and to discontinue any salary, bonus, benefits and/or insurance continuation provided hereunder. Nothing in this Agreement shall be construed to prohibit the Company from pursuing any other remedy, and the Employee agrees that all remedies of the Company are cumulative.

(f) Nature of Covenants. Employee's covenants in Section 6 hereof are independent covenants, and the existence of any claim by Employee against the Company under this Agreement or otherwise will not excuse Employee's breach or waive Employee's obligation to perform, any covenant in Section 6 hereof. If Employee's employment hereunder terminates for any reason, or the Employment Term expires, Section 6 of this Agreement, and the other terms and conditions of this Agreement necessary or appropriate to enforce the covenants of Employee in Section 6, shall survive and remain in full force and effect.

Section 7. Representations and Warranties of Employee. Employee represents and warrants to the Company that (a) Employee is under no contractual or other restriction, arrangement or obligation which is or will be breached by, or is in conflict or inconsistent with, Employee's execution of this Agreement, performance of his duties hereunder, or any other rights of the Company hereunder, and (b) Employee is under no physical or mental disability that would hinder the performance of his duties under this Agreement.

Section 8. Consolidation, Merger or Sale of Assets. Nothing in this Agreement shall preclude the Company from consolidating with, merging into, or transferring all or substantially all of its assets to another corporation which assumes all of the Company's obligations and undertakings hereunder. Upon such a consolidation, merger or transfer of assets, the term "Company" as used herein shall mean such other corporation or entity, and this Agreement shall continue or full force and effect.

Section 9. Taxes. All payments required to be made by the Company hereunder to Employee shall be subject to withholding of such amounts relating to taxes as the Company may reasonably determine it should withhold pursuant to any applicable federal, state or local law or regulation.

Section 10. Assignment. In light of the unique personal services to be rendered by Employee hereunder, neither this Agreement nor any right, interest, duty or obligation of Employee hereunder may be sold, transferred, assigned or delegated by Employee, his beneficiaries or his legal representatives without the Company's prior written consent; provided, however, that nothing in this Section 10 shall preclude (a) Employee from designating a beneficiary to receive any benefits payable hereunder upon his death, or (b) the executors, administrators or other legal representatives of Employee or his estate from assigning any rights hereunder to the person or persons entitled thereto. Nothing in this Agreement shall preclude or limit the ability of the Company to assign its rights and delegate its duties hereunder to an entity which assumes the Company's obligations under this Agreement and succeeds to all or substantially all of the business and assets of the Company by merger, consolidation, purchase of shares or assets or otherwise.

Section 11. Binding Agreement. This Agreement shall be binding upon, and inure to the benefit of, Employee and the Company and their respective permitted heirs, legal representatives, successors and assigns.

Section 12. Amendment of Agreement. Neither this Agreement nor any term hereof may be amended, waived, discharged or terminated except by an instrument in writing signed by the parties hereto.

Section 13. Waiver. No term or condition of this Agreement shall be deemed to have been waived, nor shall there be an estoppel against the enforcement of any term, obligation, right, covenant or other provision of this Agreement, except by written instrument of the party charged with such waiver or estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each waiver shall operate only as to the specific term waived and shall not constitute a waiver of such term for the future or as to any act other than the act specifically waived.

Section 14. Severability. The invalidity, illegally or unenforceability of any provision of this Agreement in any circumstance shall not affect the validity, legality or enforceability of such provision in any other circumstance or any other provision of this Agreement, and such provision in any other circumstance and each such other provision of this Agreement shall, to the full extent consistent with applicable law, continue in full force and effect.

Section 15. Headings. The headings contained herein are included solely for convenience of reference and shall not control the meaning or interpretation of any of the provisions of this Agreement.

Section 16. Entire Agreement.

(a) Supersedes Prior Agreements. This Agreement contains the entire agreement and understanding between the parties hereto concerning the subject matter hereof and supersedes all prior agreements, arrangements, understandings, discussions, negotiations and undertakings, whether written or oral, between the Company and Employee with respect thereto.

(b) Supersedes Handbooks Etc. Employee acknowledges that from time to time the Company may establish, maintain or distribute employee manuals or handbooks or personnel policy manuals, and officers or other representatives of the Company may make written or oral statements relating to personal policies and procedures. Such manuals, handbooks and statements are intended only for generally guidance. No policies, procedures or statements of any nature by or on behalf of the Company (whether written or oral, and whether or not continued in any employee manual or handbook or personnel policy manual), and no acts or practices of any nature, shall be construed to modify this Agreement.

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Section 17. Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the internal substantive laws of the State of Texas, without giving effect to the principles of conflict of laws.

Section 18. Notices. Any notice given under this Agreement must be in writing and shall be deemed to have been duly given when delivered personally, when sent by facsimile (upon written confirmation of receipt), when received by the addressee if sent by a nationally-recognized overnight delivery service, or three (3) business days after being sent by certified or registered mail, postage prepaid, return receipt requested, in each case duly addressed to the party concerned at the address indicated below or to such changed address as such party may subsequently give notice:

If to the Company, to its principal business office.

If to Employee, to his address as set forth at the end of this Agreement.

Section 19. Remedies Cumulative. No right or remedy conferred upon the Company or the Employee by this Agreement is intended to be exclusive of any other right or remedy, and each and every such right or remedy shall be cumulative and shall be in addition to any other right or remedy given hereunder or now or hereafter existing at law or in equity.

Section 20. Pronouns. When used in this Agreement, the number and gender of each pronoun shall be construed to be such number and gender as the context, circumstances or antecedent may require.

Section 21. Counterparts. This Employment Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, this Agreement has been executed and delivered by or on behalf of the parties hereto as of the date first above written.

Broadband Communication Services, Inc.

By: Norm Bangle, Jr.

Its: President and Chief Executive Officer

Scott K. Schreibstein

80 Jennifer Drive
Wrentham, MA 02093
508-384-7836

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Social Security Number

Exhibit 6.2

SUBCONTRACTOR AGREEMENT

AGREEMENT dated as of the Effective Date between MasTec North America, Inc. ("Contractor") and the subcontractor identified on Schedule 1 to this Agreement **Broadband Communication Services, Inc**("Subcontractor").

In consideration of the mutual covenants and promises contained in this Agreement, Contractor and Subcontractor agree as follows:

1. Subcontractor will perform the scope of Work as Contractor's subcontractor under the Primary Contract at the Primary Contract Location, all as described on Schedule 1. Subcontractor will perform the Work in accordance with the terms of this Agreement and the Primary Contract, the terms of which are incorporated into this Agreement by reference to the extent not inconsistent with the terms of this Agreement.

2. Subcontractor will exercise the same degree of care, skill and diligence in the performance of the Work as is ordinarily exercised by other subcontractors in the industry, but in any event not less than is required of Contractor under the Primary Contract. Subcontractor warrants (a) that the Work complies with all diagrams, drawings, plans, specifications and other documentation, information or requirements regarding the Work under the Primary Contract ("Specifications") and that it is free of all deficiencies and defects in workmanship, and (b) that all materials or equipment supplied by Subcontractor complies with all Specifications and is new and fit for its intended purposes, unless otherwise described in the Specifications. In addition, Subcontractor warrants the Work performed by Subcontractor to Contractor and Owner to the same extent as Contractor warrants the same Work to Owner under the Primary Contract. Subcontractor will immediately repair or replace any defective Work or materials or equipment that in Contractor's or Owner's reasonable judgment is defective or deficient or does not meet the Specifications, or that Subcontractor damages or destroys in carrying out its obligations under this Agreement, without any additional compensation. All Work will be performed to the satisfaction of Contractor and Owner, whose determination will be final and binding on Subcontractor. Subcontractor will cooperate and coordinate with all other contractors, subcontractors, and suppliers so as not to delay or hinder the performance of their work under the Primary Contract.

3. Contractor will provide Subcontractor, from time to time, with a schedule for completion of all or a portion of the Work, which schedule may be revised as the Work progresses without additional compensation to Subcontractor. Contractor may at any time require Subcontractor to alter the schedule with respect to the order of completion of particular segments of the Work, or

to stop work altogether or to suspend performance of this Agreement, or to recommence work, without additional compensation or any extension of the schedule for completion. Timely completion of the Work in accordance with the schedule for completion is of the essence of this Agreement, and failure to comply with the schedule will be grounds for (a) reduction of any compensation payable to Subcontractor under this Agreement, (b) immediate termination of this Agreement by Contractor, without prejudice to Contractor's remedies under this Agreement or under law or (c) any other remedies provided for under paragraph 15 of this Agreement or as provided for under applicable law. The hours of Work and the days upon which Subcontractor will perform the Work will be solely within the discretion of Subcontractor, consistent with the schedule of Work, this Agreement and the Primary Contract. Subcontractor will provide Contractor with such reports and other evidence of the progress of the Work as Contractor will reasonably request. Contractor may inspect the Work at all reasonable times without notice to Subcontractor.

4. Contractor may direct Subcontractor, in writing, to make changes to the Work. Adjustments, if any, in the contract price or the schedule of Work resulting from such changes will be set forth in a written Subcontract Change Order, in compliance with the Primary Contract. All Change Orders must be approved in writing by an authorized officer of Contractor and Owner in order for Subcontractor to receive compensation for the work performed. Under no circumstances may additional compensation be due Subcontractor unless such compensation is obtainable under the Primary Contract. Subcontractor may not suspend the performance of this Agreement pending review and approval of any Change Order or for any other reason.

5. All Specifications and all other materials, documentation or information regarding the Work, the Primary Contract, the Owner or the Contractor supplied to or obtained by Subcontractor from Contractor or its representatives, or that Subcontractor prepares or creates or causes to prepare or create specifically related to the Work (collectively, the "Information"), is the sole property of Contractor, and Subcontractor may use such Information solely for purposes of completing the Work in accordance with the terms of this Agreement. Subcontractor will execute and deliver any documentation necessary or desirable to vest indefeasibly title to such Information in Contractor. Such Information will be considered confidential, and Subcontractor may not release or disclose such Information to any person or entity without Contractor's prior written consent. Subcontractor may not use, and acquires no interest of any kind in, Contractor's or Owner's name, trademarks, or other intellectual property of any kind, except as specifically permitted in writing.

6. Subcontractor will be responsible for any permits, licenses or other authorizations necessary for Subcontractor to perform the Work, copies of which will be provided to Contractor upon request. To the extent required of Contractor under the Primary Contract for the scope of Work under this Agreement, Subcontractor will be responsible for obtaining other permits,

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licenses and authorizations for the project specified in the Primary Contract. Subcontractor will comply with the requirements of all such permits, licenses and authorizations.

7. Subcontractor at its expense will supply all labor, tools, equipment, vehicles, fuel and other materials and will provide all transportation, storage and other facilities necessary to properly perform the Work, other than as specified in the Primary Contract or the Specifications. Any materials supplied by Subcontractor must meet the standards established by Contractor or Owner under the Primary Contract. Subcontractor will be responsible for the condition and safekeeping of any tools, equipment, vehicles, materials or other tangible assets ("Assets") provided by Subcontractor or provided to Subcontractor by Contractor, Owner or another subcontractor in connection with the Work, and will return such Assets to their rightful owner (to the extent not used in completing the Work) upon completion of the Work. Subcontractor will maintain the Assets used in connection with the Work in good operating condition, repair, and appearance, and protect the same from deterioration, other than normal wear and tear, and will use the Assets in the regular course of business only within its normal capacity, without abuse, and in a manner contemplated and recommended by the manufacturer. Any Assets that are loaned or rented to Subcontractor, will be the sole responsibility of Subcontractor, who will be responsible for adequately insuring said Assets in accordance with the requirements of this Agreement.

8. Subcontractor and its employees and agents will observe all safety, nondiscrimination, equal employment, drug and alcohol, business ethics and other rules and policies of Contractor and Owner and all applicable laws, rules and regulations of any governmental authority in performing the Work, including without limitation those relating to safety and health, the environment, and labor and employment (collectively, "Requirements"). If required by the Primary Contract or by Contractor's or Owner's policies and procedures, Subcontractor will conduct drug or alcohol testing and will conduct background checks on Subcontractor's employees. Subcontractor acknowledges and agrees to fully comply with the provisions of Federal Labor Provisions (PR 1273), Notice of Affirmative Action (Executive Order 11246)(43 FR 14895) and Standard Federal EEO Specifications (Executive Order 11246)(43 FR 14895), to the extent applicable. Contractor or Owner will have the right to audit Subcontractor's compliance with the Requirements and the other requirements of this Agreement and the Primary Contract at any time, and Subcontractor will provide any documentation requested by Contractor or Owner and will otherwise cooperate in the conduct of such audits. Contractor may direct Subcontractor to stop all Work until Contractor has determined that Subcontractor is in compliance with the Requirements.

9. Subcontractor is engaged as an independent contractor and is not an agent or employee of Contractor. Subcontractor acknowledges that Contractor may engage other subcontractors or agents to carry out a portion of the Work or other work related thereto. Subcontractor further acknowledges that it may not contract with the Owner to provide the same or similar services as

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provided in this Agreement during the term of this Agreement, including any applicable warranty periods. Subcontractor may not delegate or further subcontract any of the Work without the prior written consent of Contractor. Subcontractor has full control and supervision of the performance of the Work. Contractor or Owner may deny access to the Work site to any employee or other agent of Subcontractor who is not in compliance with the requirements of this Agreement, the Primary Contract, or the Requirements. Subcontractor is responsible for scheduling Subcontractor's personnel, subject to the Contractor's schedule of completion and other requirements. Subcontractor is solely responsible for payment of all compensation and benefits to its employees and others engaged by it to perform the Work and for all workers' compensation, unemployment compensation, health, life and disability insurance, social security and income tax withholding, and all other federal, state and local withholding taxes or other taxes, withholdings and payments due on account of such compensation. Contractor or Owner may require Subcontractor to submit payroll records to Contractor. Subcontractor will not solicit, attempt to solicit or engage directly or indirectly (either as an employee, officer, director, partner, shareholder, consultant, or independent Subcontractor) those customers of Contractor with whom Contractor has contracted, for the purposes of providing or offering to provide the same and/or similar services or products.

10. Subcontractor acknowledges that it has (a) visited the site(s) where the Work is to be performed and visually inspected and is familiar with the general and local conditions which could affect the Work, and (b) reviewed the terms and conditions of the Primary Contract, including the Specifications. Subcontractor assumes the risk of the condition of the site(s) where the Work is to be performed. Neither Contractor nor Owner guarantees the accuracy of any information concerning the work site(s) or other conditions applicable to the Work. Subcontractor will remove at its expense any trash, debris and surplus materials left over or resulting from the performance of the Work. Subcontractor is responsible for any damage to property caused directly or indirectly by Subcontractor or its agents or representatives, including approved subcontractors.

11. Upon final acceptance of the Work by Contractor and Owner, Contractor will pay Subcontractor for the Work at the prices and schedule and in the manner described in Schedule 1; provided that, all payments to Subcontractor by Contractor are expressly contingent upon and subject to receipt of payment for the Work by Contractor from Owner, even if (a) Contractor has posted a payment bond with Owner or (b) the Primary Contract is on a "cost plus" or other reimbursement basis requiring the Contractor to pay subcontractors prior to being reimbursed by Owner. Notwithstanding the provision by Contractor of a payment or other bond, letter of credit or other security securing or guaranteeing payment to Subcontractor, Subcontractor will not make any claim against such bond or letter of credit or other security unless and until Owner has paid Contractor in full for the Work performed by Subcontractor. Subcontractor will cooperate fully with Contractor in supplying any documentation required by Owner to release payments to Contractor, including receipts and releases of liens. Contractor may retain from any payments

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due to Subcontractor the same percentage that is retained by Owner from payments to Contractor under the Primary Contract, to the same extent retained by Owner. Upon request by Contractor and in connection with any payment, Subcontractor will provide a complete and current list of all Subcontractor's subcontracts and purchase orders, the price of each subcontract and purchase order, the date of the most recent invoice on each, the date of the most recent payment on each, the current amount due and owing on each subcontract and purchase order and a general release and waiver of all liens from all subcontractors and suppliers. Any payment will constitute full and complete payment for all Work performed by Subcontractor and identified in Subcontractor's invoice, but will not constitute acceptance of any defective work or materials. Contractor will not be obligated to pay for any work or materials not included in the description of the Work or any properly authorized Change Order. Contractor may offset against amounts due to Subcontractor under this Agreement or otherwise any amounts determined by Contractor to be due from Subcontractor under this Agreement, the Primary Contract or otherwise. Contractor may make direct or joint check payments to the Subcontractor and the Subcontractor's suppliers and/or subcontractors. Contractor's periodic payment to Subcontractor neither constitutes nor implies approval or acceptance of the Work.

12. Subcontractor warrants that it has sufficient funds and credit to pay currently all bills incurred in the performance of the Work without the necessity of resorting to earnings for work performed hereunder, and agrees that failure to pay such bills will be a breach of this Agreement for which Contractor may terminate this Agreement or may, but is not required to, withhold all sums otherwise payable under this Agreement for past and future earning until Subcontractor presents satisfactory evidence of payment, and in case any such bill or claim is disputed by Subcontractor, Contractor may, for the purposes of this Agreement consider the same to be valid until discharged and released or until satisfactory security is given for Contractor's indemnification. At Contractor's option, Contractor may, but will not be required to, pay any such bill or claim and recover the same from Subcontractor or any surety or deduct the same from any payments (progress or retainage) otherwise due hereunder. Any and all payments made in good faith in the belief that Contractor is liable, whether liable or not, will be conclusive of Contractor's right to reimbursement, and a sworn itemized statement thereof or the checks or other evidence of payment will be conclusive evidence of the fact and extent of Subcontractor's liability to Contractor.

13. Subcontractor waives any rights that it may have under applicable law to file mechanic's, materialman's or other similar liens against Contractor or Owner, or against the Work or the project covered by this Agreement or the Primary Contract, and will promptly discharge any liens filed by any of its employees, agents or independent contractors, if any. At Contractor's request, Subcontractor will provide (a) a release in a form acceptable to Contractor of any mechanic's or materialman's liens in connection with the Work, and (b) an affidavit disclosing the identity and address of all persons or entities that have supplied materials or labor in connection with the Work and releases in a form acceptable to Contractor from any of such persons or entities.

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Contractor will have the right to make payments directly to such persons and entities. In addition to the requirements of paragraph 11, final payment to Subcontractor is contingent upon Subcontractor delivering the releases and affidavits contemplated by this paragraph.

14. Subcontractor will provide and maintain at its own expense the minimum insurance coverages set forth on Schedule 2 with such insurance companies and in such form as will be satisfactory to Contractor and Owner. If required by the Primary Contract, Subcontractor will provide such additional insurance coverages as is required by Owner under the Primary Contract. All insurance required under this Agreement must be on an "occurrence" basis and not on a "claims made" basis. Subcontractor, prior to commencement of any Work, will provide Contractor with certificates of insurance evidencing the coverages required by this Agreement in a form acceptable to Contractor, which certificates will also provide that (a) Contractor is named as an additional insured under the insurance policies required by this Agreement, and (b) the insurance carrier must provide thirty (30) days prior written notice to Contractor of any cancellation of or material modification of such insurance policies. The maintenance of the insurance required by this Agreement will not relieve Subcontractor of any liability to Contractor under this Agreement or otherwise. The required insurance certificates will be furnished to Contractor at the address set forth on the first page of Schedule 1 and to:

Risk Manager
MasTec North America, Inc.
3155 N.W. 77th Avenue
Miami, FL 33122

In addition to the foregoing insurance, Contractor may require Subcontractor to obtain at Subcontractor's expense a performance or payment bond in such amount and form and with such bonding companies as Contractor may determine. Any such bonding requirement will be specified in Schedule 2. In the alternative, Contractor may require Subcontractor to pay a pro-rata portion of the premium on any bond required of Contractor by Owner under the Primary Contract.

15. Subcontractor will indemnify, defend and hold harmless Contractor and Owner and their respective officers, directors, stockholders, affiliates, employees, agents, subcontractors, independent contractors and other representatives (collectively, the "Indemnitees") from and against all claims, damages, liabilities, losses, penalties, injuries, and expenses (including attorneys' and paralegal fees and court costs and including penalties and interest) incurred or suffered, directly or indirectly (including consequential, punitive and other special damages) (collectively, "Damages"), by the Indemnitees and arising out of or resulting from, directly or indirectly, the performance or quality of the Work, the materials supplied by Subcontractor, or from any breach of this Agreement or the Primary Contract by Subcontractor, or from any other action or omission of Subcontractor, including, in all such cases, Subcontractor's officers,

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directors, stockholders, affiliates, employees, agents, subcontractors, independent contractors, invitees or others under its direction or control. Further, Subcontractor will indemnify, defend and hold harmless the Indemnitees to the fullest extent that Contractor is required to indemnify, defend and hold harmless Owner under the Primary Contract. In addition to any other rights of Contractor under this Agreement, upon a breach of this Agreement by Subcontractor or failure by Subcontractor to comply with the terms of this Agreement, Contractor may (a) terminate this Agreement immediately without further notice, (b) undertake to correct Subcontractor's breach or failures either directly or through other contractors, all for the expense and at the risk of Subcontractor, and (c) offset against amounts due to Subcontractor any Damages suffered or incurred by Contractor as a result, directly or indirectly, of Subcontractor's breach or failures.

16. If the Primary Contract to which this Agreement refers is terminated, suspended or delayed for any reason, this Agreement will be terminated, suspended or delayed on the same basis and upon the same effective date as the termination, suspension or delay of the Primary Contract. Upon such a termination, suspension or delay of this Agreement, Subcontractor will only be entitled to recover from Owner or Contractor such amounts as are payable to Contractor for the portion of the Work completed by Subcontractor, less Contractor's anticipated gross profit from the Work. Subcontractor is not entitled to mobilization, start-up, demobilization or other amounts, or consequential, special, incidental, liquidated or punitive damages, or for commercial loss or lost profits, unless such amounts or damages are awarded to Contractor, in which case Subcontractor may recover such amounts or damages for the portion of the Work completed by Subcontractor less the same percentage constituting Contractor's gross profit retained by Contractor from all other amounts payable by Owner. Subcontractor will not be entitled to any other remedy for a termination, suspension or delay under this Section 16 including any amounts directly from Contractor.

17. In addition to all other legal rights or remedies which Contractor may have available to it in law or equity, Contractor may terminate this Agreement immediately at any time because of (a) the failure of Subcontractor to perform the Work diligently, promptly and efficiently or in accordance with the schedule of Work, (b) a breach by Subcontractor of the provisions of this Agreement or the Primary Contract, or (c) if Subcontractor becomes insolvent, is unable to pay its debts as they come due, makes a general assignment for the benefit of creditors, files a voluntary petition in bankruptcy or for reorganization or has filed against it an involuntary petition, or takes any other similar action. Contractor may also terminate this Agreement at any time upon giving ten (10) days written notice to Subcontractor. Upon termination of this Agreement for any reason, Subcontractor will immediately cease all work and vacate the job site, and will return all Assets supplied by Contractor, Owner or other subcontractors. Contractor may offset against any amounts due to Subcontractor by Contractor under this Agreement or any other agreement between Contractor or any of its affiliates and Subcontractor the amount of any losses, claims or other damages recoverable by Contractor from Subcontractor under this Agreement or otherwise.

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18. Without limiting the survivability of other provisions of this Agreement, Subcontractor's obligations set forth in paragraphs 1, 3, 5, 7, 9, 11, 12, 14-17 and Schedule 1 will survive expiration or termination of this Agreement for any reason.

19. Any notice required by this Agreement will be effective and deemed delivered (a) three (3) business days after posting with the United States Postal Service when mailed by certified mail, return receipt requested, properly addressed and with the correct postage, (b) one (1) business day after pickup by the courier service when sent by overnight courier, properly addressed and prepaid or (c) one (1) business day after the date of the sender's electronic confirmation of receipt when sent by facsimile transmission. Notices must be sent to the addresses or facsimile numbers set forth on Schedule 1, unless either party notifies the other in writing of an address or facsimile number change, which change will take effect three (3) business days after receipt (as defined in the preceding sentence) of the change by the receiving party.

20. This Agreement: (a) inures to the benefit of and is binding upon the parties and their respective successors and permitted assigns; (b) may not be assigned or subcontracted or any of the duties set forth in this Agreement delegated or subcontracted except that Contractor may assign and delegate its rights and obligations under this Agreement to any affiliate of Contractor; (c) contains the entire agreement of the parties and supersedes any earlier or contemporaneous understanding or agreement; (d) may not be amended except by a writing signed by each of the parties; (e) may not be modified or waived unless in writing, and signed by a duly authorized representative of each party; and (e) is governed by the laws of the state of Florida, without regard to its conflict of laws rules.

21. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of the prohibition or unenforceability without invalidating the remaining provisions of this Agreement and any prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable the provision in any other jurisdiction. To the maximum extent permitted by applicable law, the parties to this Agreement waive any provision of law that renders any provision of this Agreement prohibited or unenforceable in any respect.

22. No failure or delay of Contractor or Owner in exercising any power or right under this Agreement or the Primary Contract will operate as a waiver thereof, nor will any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power.

23. Nothing in this Agreement will be deemed to create a joint venture or partnership between the parties.

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24. If any legal proceeding is brought to enforce or interpret this Agreement or any provision thereof, the prevailing party in any such proceeding will be entitled to recover from the other party its reasonable attorneys' and paralegal fees and court costs, before and at trial and at all appellate levels.

25. WAIVER OF JURY TRIAL. CONTRACTOR AND SUBCONTRACTOR KNOWINGLY, VOLUNTARILY, IRREVOCABLY, UNCONDITIONALLY AND INTENTIONALLY WAIVE THE RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PERSON OR PARTY AND RELATED TO THIS AGREEMENT; THIS IRREVOCABLE WAIVER OF THE RIGHT TO A JURY TRIAL BEING A MATERIAL INDUCEMENT FOR CONTRACTOR AND SUBCONTRACTOR TO ENTER INTO THIS AGREEMENT.

26. Additional terms and conditions applicable to this Agreement, if any, are set forth on Schedule 1.

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MasTec

Subcontractor Agreement No.:

EXECUTED: ____________________, 2006

CONTRACTOR: MasTec North America, Inc.

By: Travis Wilde

Name: Travis Wilde

Title: Vice President

SUBCONTRACTOR: Broadband Communication Services, Inc

By:____________________

Name: Scott Schreibstein

Title: Vice President

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MasTec

Subcontractor Agreement No.:

SCHEDULE 1

Name of Contractor: MasTec North America, Inc. ("Contractor")

Address of Contractor: 152 Park Ave., PO Box 70, Shevlin MN 56676

With a copy to:

MasTec North America, Inc.
3155 N.W. 77th Avenue
Miami, FL 33122-1205
Fax: 305.406.1907

Telephone/Fax No.: (218) 785-2171 / (218) 785-2198

Name of Subcontractor: Broadband Communication Services, Inc

Address of Subcontractor: 716 Spring Miller Court Arlington TX 76002

Telephone/Fax No.: 830-826-1193 / 210-568-2714

Federal Employer Identification No.: 20-3167535

Primary Contract/Owner: BellSouth

Primary Contract Location: Louisiana

Effective Date: January 9, 2006

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MasTec

Subcontractor Agreement No.:

Scope of Work:

This is not an exclusive contract. Nothing in the contract shall be construed as requiring Contractor to assign all or any specific portion or amount of work specified in this contract exclusively to the Subcontractor. Furthermore, this Subcontractor Agreement is not a guaranty of work volume and Contractor shall not be responsible for losses incurred due to the number or size of work orders issued. No act oral or written by the Contractor shall be considered a waiver of this provision.

Subcontractor shall provide all manpower and equipment to perform directional drilling services in the State of Louisiana of and surrounding areas upon receipt of a Work Order. Subcontractor agrees to perform the work operations per Owner specifications (including but not limited to the attached Pirelli Underground Cable Installation Practices and Ultra-Bond EM4BDV-22 Ground Rod Connector) and further agrees to complete the work based on the due date provided on the Work Order. Subcontractor additionally agrees to complete the work per the items listed below.

General Requirements

- Subcontractor shall be responsible for video taping the entire project assigned before and after construction. Subcontractor must provide a copy of the pre-construction video tape to the contractor.
- Subcontractor is responsible for calling in locates prior to construction. Also providing locate tickets to the Contracting Division representative.
- Subcontractor is responsible for distributing door knockers 48 hours prior to construction.
- Subcontractor is responsible for providing a single point of contact from start to finish.
- Subcontractor is responsible for property and utility damages, and must notify Contracting Division immediately of any damage.
- Subcontractor is responsible for OSHA, City, State, and MasTec safety rules. Subcontractor must have daily tailgate meetings and weekly safety meetings.
- Subcontractor is responsible for all restoration, including material costs, cleanup must remain within 500 feet of placing.
- Subcontractor is responsible for placement guidelines, minimum 24" depth, unless a deviation is approved in writing by the Contractor and Owner.
- Subcontractor is responsible for reporting all Bellsouth material received and used on a weekly basis.
- Subcontractor is responsible for all traffic control.
- Subcontractor is responsible for all as-builts per MasTec and Bellsouth specifications.
- Subcontractor is responsible for repairing all sprinkler damages and using a qualified person to complete these repairs.
- Subcontractor is responsible for pickup of all material and storage of material. Excessive waste of material will be billed back to Subcontractor.
- Subcontractor is responsible for notifying Contracting Division of any change order issues or

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engineering issues.

- Subcontractor is responsible for daily and weekly reporting of quantities.
- Subcontractor is responsible for responding to complaints within 24 hours.
- Subcontractor is responsible for placement of conduit and handholes in rock if encountered.

Boring

- Subcontractor is responsible for supplying sufficient crews to support each bore rig.
- Subcontractor is responsible for adhering to specific depths and following the Bellsouth provided and approved plans.
- Subcontractor is responsible for keeping streets clean on a daily basis, and before leaving each day. NO BORE MUD ON THE STREETS.
- Subcontractor is responsible for using plywood while unloading and loading equipment and while parked in the yard. Subcontractor is responsible for using tarps for temporary placement of soil on yards or roads and for R&R of sod where possible.
- Subcontractor is responsible for verifying all utilities by pothole method. Potholes in soft surfaces are included in the composite price. Potholes in asphalt or concrete must be approved prior to excavation and all permits must be secured by the Owner.
- Subcontractor is responsible for securing all open potholes and pits with safety fence and wooden stakes. Must remain neat and tight.
- Subcontractor is responsible for water meter location and protection.
- Subcontractor is responsible for disposing of bore mud at an approved dump site.
- All persons working on a bore crew must have dielectric boots.

Handholes / Splice Boxes

- Subcontractor is responsible for compaction, leveling, and aligning with curb or sidewalk.
- Subcontractor is responsible for installing in an area that will not disrupt existing utilities or the flow of the general public.
- Subcontractor is responsible for disposal of excess dirt.
- Subcontractor is responsible for installation of handholes per Bellsouth prints and specifications.

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- This is a work order based contract; such that, the subcontractor shall not commence any work prior to receiving a written work order from an authorized Contractor representative.

A Subcontract Work Order shall be supplied by Contractor to the Subcontractor prior to the commencement of any work. The work order shall provide the location and nature of the work to be performed; and shall include:

1. Subcontract Number
2. Work Order Number
3. Work Order Due Date
4. Scope of Work
5. Estimated Unit Quantities (if available)
6. Construction Prints
7. Materials to be supplied by Contractor
8. Any other work specifications

Work order acceptance shall be when the Contractor receives a signed copy of the work order from the Subcontractor. Upon acceptance of the work order the subcontractor shall be bound by all the terms and conditions of this Subcontractor Agreement. Additionally, the Subcontractor shall maintain daily communication with the Contractor point of contact on project status.

In the case of work additions or deletions, the Subcontractor must gain prior written approval from the Contractor point of contact.

Invoices shall be submitted on a weekly basis for work completed the previous week. Subcontractor shall submit to the Contractor red-line drawings clearly indicating the quantity of work completed. Contractor reserves the right to request other documentation relevant to the work completed.
In regards to the payment terms in the Subcontractor Agreement, Contractor will make payment to Subcontractor within **15 days of receipt of an approved invoice; with 5% retainage deducted.** Payment of the retainage will be made to Subcontractor within 30 days of approval of the Work by Contractor, Owner, and any other party having jurisdiction over the right of way.

SUBCONTRACTOR INITIALS

MasTec **Subcontractor Agreement No.:**

Terms:

- **Net 15 after quantities have been approved; with 5% retainage deducted with no cap**

Subcontractor shall submit invoices weekly containing the following information:

Contractor shall contain the following:

1. Subcontract Number
2. Work Order Number
3. Customer Job Number
4. Location of Work
5. Unit Items, Quantities, Pricing, and Extended Totals
6. Other Associated Information

Contractor and the Subcontractor agree that the price to be paid for work performed and services to be rendered shall be consistent with the pre-established unit rates listed in the Pricing section.

At times, Contractor may verbally instruct Subcontractor to proceed with work prior to issuing a Work Order due to emergency situations or to meet the immediate demands of the Owner. When a verbal authorization is provided to Subcontractor, Subcontractor will proceed as if a written Work Order had been issued and all work will be completed per the terms and conditions of this Subcontractor Agreement. A written Work Order will be issued by Contractor to Subcontractor the next business day.

Scn

SUBCONTRACTOR INITIALS

MasTec

Subcontractor Agreement No.:

Pricing:

Revised
10/15/05

UNIT CODE	DESCRIPTION	U/M	NEW ORLEANS ML040002
A002A	PL SCREW ANCHOR - 1 TO 3 ANCHORS	EACH	$ 105.41
A002B	PL SCREW ANCHOR - 4 OR MORE ANCHORS	EACH	$ 98.60
A020A	PL MANTA RAY ANCHOR - 1 TO 3 ANCHORS	EACH	$ 97.50
A020B	PL MANTA RAY ANCHOR - 4 OR MORE ANCHORS	EACH	$ 87.75
A030A	REMOVE C GUY ANCHOR - 1 TO 3 ANCHORS	EACH	$ 68.00
A030B	REMOVE C GUY ANCHOR - 4 OR MORE ANCHORS	EACH	$ 65.00
A031A	REMOVE ANY TYPE ANCHOR - 1 TO 3 ANCHORS	EACH	$ 94.25
A031B	REMOVE ANY TYPE ANCHOR - 4 OR MORE ANCHORS	EACH	$ 94.25
C012A	PL CABLE 12 INCHES - 1 TO 500 FT	FOOT	$ 2.04
C012B	PL CABLE 12 INCHES - 501 TO 2000 FT	FOOT	$ 1.87
C012C	PL CABLE 12 INCHES - 2001 FT OR >	FOOT	$ 1.70
C018A	PL CABLE 18 INCHES - 1 TO 500 FT	FOOT	$ 2.38
C018B	PL CABLE 18 INCHES - 501 to 2000 FT	FOOT	$ 1.94
C018C	PL CABLE 18 INCHES - 2001 FT OR >	FOOT	$ 1.81
C024A	PL CABLE 24 INCHES - 1 to 500 FT	FOOT	$ 2.38
C024B	PL CABLE 24 INCHES - 501 to 2000 FT	FOOT	$ 1.94
C024C	PL CABLE 24 INCHES - 2001 FT OR >	FOOT	$ 1.80
C030A	PL CABLE 30 INCHES - 1 to 500 FT	FOOT	$ 2.72
C030B	PL CABLE 30 INCHES - 501 to 2000 FT	FOOT	$ 2.55
C030C	PL CABLE 30 INCHES - 2001 FT OR >	FOOT	$ 2.38
C036A	PL CABLE 36 INCHES - 1 to 500 FT	FOOT	$ 2.89
C036B	PL CABLE 36 INCHES - 501 to 2000 FT	FOOT	$ 2.73
C036C	PL CABLE 36 INCHES - 2001 FT OR >	FOOT	$ 2.56
C042A	PL CABLE 42 INCHES - 1 to 500 FT	FOOT	$ 3.24
C042B	PL CABLE 42 INCHES - 501 to 2000 FT	FOOT	$ 3.05
C042C	PL CABLE 42 INCHES - 2001 FT OR >	FOOT	$ 2.60
C048A	PL CABLE 48 INCHES - 1 to 500 FT	FOOT	$ 3.58
C048B	PL CABLE 48 INCHES - 501 to 2000 FT	FOOT	$ 3.24
C048C	PL CABLE 48 INCHES - 2001 FT OR >	FOOT	$ 2.89

SUBCONTRACTOR INITIALS

C060A	PL WIRE 6 INCHES - 1 to 500 FT	EACH	$ 146.20
C060B	PL WIRE 12 INCHES - 1 to 500 FT	EACH	$ 170.00
C060C	PL WIRE 18 INCHES - 1 to 500 FT	EACH	$ 227.80
C060D	PL WIRE 24 INCHES - 1 to 500 FT	EACH	$ 243.75
C060E	PL WIRE 30 INCHES - 1 to 500 FT	EACH	$ 260.00
C061A	PL ADDL WIRE (3RD WIRE) - 1 to 500 FT	EACH	$ 30.60
C110A	PL CABLE >48 INCHES	FOOT	$ 0.57
C120A	PL ADDL RANDOM < 2000 FT	FOOT	$ 0.61
C120B	PL ADDL RANDOM > 1999 FT	FOOT	$ 0.58
C122A	PL ADDL W/SEP < 2000 FT	FOOT	$ 1.20
C122B	PL ADDL W/SEP > 1999 FT	FOOT	$ 1.46
C123A	PL WIRE ADDL RANDOM - PER FT/PER ITEM	FOOT	$ 0.23
C123B	PL WIRE ADDL W/SEP - PER FT/PER ITEM	FOOT	$ 0.65
C123C	PL DROP-IN-DUCT	FOOT	$ 0.75
C125A	PL APPARATUS	EACH	$ 119.00
C126A	F&P SAND CUSHION	FOOT	$ 1.66
C127A	F&P MARKER TAPE	FOOT	$ 0.30
C128A	REMOVE AERIAL CABLE	FOOT	$ 0.65
C128B	REMOVE BURIED CABLE	FOOT	$ 2.28
C128C	REMOVE UNDERGROUND CABLE	FOOT	$ 1.59
C129A	DISPOSE TRENCH AGGREGATE	FOOT	$ 3.58
C130M	F COPPER GROUND WIRE	FOOT	$ 0.29
C149A	PL. HANDHOLE < 31 CU FT	EACH	$ 227.50
C150A	PL. HANDHOLE > 30 CU FT	EACH	$ 442.00
C151M	FURN HANDHOLE < 31 CU FT	EACH	$ 850.00
C152M	FURN HANDHOLE > 30 CU FT	EACH	$ 812.50
C153A	PL CONCRETE HANDHOLE	EACH	$ 1,190.00
C153M	F CONCRETE HANDHOLE	EACH	$ 2,257.60
C154A	EXPOSE FO HANDHOLE	EACH	$ 221.00
C155A	VACUUM EXCAVATION	EACH	$ 81.25
C155B	ADD'L VACUUM EXCAVATION	EACH	$ 32.50
C159A	PLACE PED / CLOSURE	EACH	$ 22.75
C159B	REMOVE PED / CLOSURE	EACH	$ 35.75
C159C	REPLACE PED / CLOSURE	EACH	$ 29.25
C162A	PL MARKER POST EXISTING	EACH	$ 32.50
C163A	PL BSW TEMP CLOSURE	EACH	$ 22.75

SUM

SUBCONTRACTOR INITIALS

C166A	F&P STUB POLE NEW **LABOR ONLY**	EACH	$	30.00
C166B	F&P STUB POLE EXISTING **LABOR ONLY**	EACH	$	60.00
C171A	F&P SLAB - CIP 1 TO 4" THICKNESS	SQFT	$	27.20
C171B	F&P SLAB - > 4" TO 6" THICKNESS	SQFT	$	23.80
C171C	F&P SLAB-CIP EA ADD SQFT	SQFT	$	3.90
C172A	F&P SLAB -PRECAST 1" TO 4" THICKNESS	SQFT	$	22.75
C172B	F&P SLAB - PCAST >4" TO 6" THICKNESS	SQFT	$	19.50
C172C	F&P SLAB-PCAST E ADD SQFT	SQFT	$	3.90
C173A	REMOVE SLAB ONLY	SQFT	$	9.19
C183A	REMO CABINET / NO SLAB	EACH	$	195.00
C186A	PL CABINET 101 TO 800 LB	EACH	$	510.01
C186B	PL CABINET 801 TO 1700 LB	EACH	$	680.00
C186C	PL CAB 1701 TO 4000 LB	EACH	$	1,122.00
C193A	F&P GRD BED NEW - 1 TO 3 RODS	EACH	$	162.50
C193B	F&P GRD BED NEW - 4TO 5 RODS	EACH	$	162.50
C193C	F&P GRD BED NEW - ADD'L ROD	EACH	$	162.50
C194A	F&P GRD BED EXIST - 1 TO 3 RODS	EACH	$	162.50
C194B	F&P GRD BED EXIST - 4TO 5 RODS	EACH	$	162.50
C194C	F&P GRD BED EXIST - ADD'L ROD	EACH	$	162.50
C201A	PL 60 / 100 AMP SERVICE - 1 TO 50 FT OR PART THEREOF	EACH	$	884.00
C201B	PL 60 / 100 AMP SERVICE - 51 TO 100 FT OR PART THEREOF	EACH	$	1,360.00
C201C	PL 60 / 100 AMP SERVICE - OVER 100 FT	FOOT	$	13.60
C202A	PL 150 / 200 AMP SERVICE - 1 TO 50 FT OR PART THEREOF	EACH	$	1,560.00
C202B	PL 150 / 200 AMP SERVICE - 51 TO 100 FT OR PART THEREOF	EACH	$	1,690.00
C202C	PL 150 / 200 AMP SERVICE - OVER 100 FT	FOOT	$	16.25
C205A	INSTALL DISCONNECT	EACH	$	357.50
C206A	WIRE 2ND CABINET - UP TO 25 FT	EACH	$	544.00
C206B	WIRE 2ND CABINET - ADD 25 FT	EACH	$	254.99
C208A	PL RELAY SWITCH	EACH	$	243.75
C209A	DLC / CEV SITE MAINT	EACH	$	65.00
C210A	DRILL HOLE IN MH	EACH	$	204.00
C211A	F&P SINGLE GRD ROD NEW	EACH	$	32.50
C211B	F&P SINGLE GRD ROD EXIST	EACH	$	65.00
C212A	P CA/WIRE IN CONDUIT	CONDUIT FOOT	$	0.96
C213A	PL CA/WIRE IN TRENCH & BACKFILL - RANDOM SEP	FOOT	$	1.19
C213B	PL CA/WIRE IN TRENCH & BACKFILL - 12" SEP	FOOT	$	1.79

SUBCONTRACTOR INITIALS

C214A	P CA/WIRE IN TRENCH - RANDOM SEP	FOOT	$	1.19
C214B	P CA/WIRE IN TRENCH - 12" SEP	FOOT	$	1.79
C215A	PL CONDUIT IN TRENCH	FOOT	$	1.79
C216A	P 1 COND 12" MINIMUM	FOOT	$	4.08
C216B	P 1 COND 24" MINIMUM	FOOT	$	4.42
C216C	P 1 COND 30" MINIMUM	FOOT	$	4.55
C216D	P 1 COND 36" MINIMUM	FOOT	$	4.88
C216E	P 1 COND 48" MINIMUM	FOOT	$	5.53
C217A	P 1 COND ADDL DEPTH	FOOT	$	1.95
C218A	P 2 COND 12" MINIMUM	FOOT	$	5.44
C218B	P 2 COND 24" MINIMUM	FOOT	$	6.13
C218C	P 2 COND 30" MINIMUM	FOOT	$	6.50
C218D	P 2 COND 36" MINIMUM	FOOT	$	7.49
C218E	P 2 COND 48" MINIMUM	FOOT	$	7.80
C219A	P 2 COND ADDL DEPTH	FOOT	$	2.44
C220A	BORE HOLE - 1 TO 2¼"	FOOT	$	8.16
C220B	BORE HOLE - > 2¼" TO 5"	FOOT	$	11.55
C221A	BORE DRIVEWAY - 1 TO 2¼" - 15 FT	EACH	$	170.01
C221B	BORE DRIVEWAY - > 2¼" TO 5" - 15 FT	EACH	$	260.00
C221C	BORE 2 LANE ROADWAY - 1 TO 2¼" - 40 FT	EACH	$	340.00
C221D	BORE 2 LANE ROADWAY - > 2¼" TO 5" - 40 FT	EACH	$	489.60
C221E	BORE 4 LANE HIGHWAY - 1 TO 2¼" - 65 FT	EACH	$	577.99
C221F	BORE 4 LANE HIGHWAY - > 2¼" TO 5" - 65 FT	EACH	$	815.99
C221G	BORE 4 LANE HIGHWAY W/MED - 1 TO 2¼" - 100 FT	EACH	$	1,360.00
C221H	BORE 4 LANE HIGHWAY W/MED - > 2¼" TO 5" - 100 FT	EACH	$	1,820.00
C221I	BORE ADD LANE 1 TO 2¼" - 15 FT	EACH	$	227.50
C221J	BORE ADD LANE >2¼ TO 5" - 15 FT	EACH	$	325.00
C222M	F STEEL PIPE - UP TO 2"	FOOT	$	5.63
C223M	F STEEL PIPE - 2¼ TO 3"	FOOT	$	6.93
C224M	F STEEL PIPE - 3¼ TO 4"	FOOT	$	7.31
C225M	F SCH 40 PVC PIPE - UP TO 2"	FOOT	$	1.02
C226M	F SCH 40 PVC PIPE - 2¼ TO 3"	FOOT	$	1.17
C227M	F SCH 40 PVC PIPE - 3¼ TO 4"	FOOT	$	1.63
C228M	F 2 IN FLEX PIPE	FOOT	$	1.70
C229M	F 4 IN FLEX PIPE	FOOT	$	3.23
C260A	DIRECTIONAL BORE CABLE - 1 TO 500 FT	FOOT	$	7.48

SM

SUBCONTRACTOR INITIALS

MasTec **Subcontractor Agreement No.:**

C260B	DIRECTIONAL BORE CABLE - 501 TO 1000 FT	FOOT	$ 7.15
C260C	DIRECTIONAL BORE CABLE - 1001 FT OR >	FOOT	$ 6.50
C261A	DIRECTIONAL BORE 4" CONDUIT - 1 TO 500 FT	FOOT	$ 8.45
C261B	DIRECTIONAL BORE 4" CONDUIT - 501 TO 1000 FT	FOOT	$ 8.13
C261C	DIRECTIONAL BORE 4" CONDUIT - 1001 FT OR >	FOOT	$ 7.80
C262A	PULLBACK - ADD CABLE/WIRE DIRECTIONAL BORE	FOOT	$ 5.85
C262B	PULLBACK - ADD 4" CONDUIT	FOOT	$ 7.48
E001A	1 TON TRUCK OR LESS	HOUR	$ 6.00
E004A	1½ TO 2 TON TRUCK	HOUR	$ 9.00
E006A	2 TON < TRUCK W/WINCH	HOUR	$ 17.00
E008A	RD TRACTOR W/SEMI TRAILER	HOUR	$ 45.50
E010A	AIR COMPRESSOR	HOUR	$ 14.00
E012A	2 TO 3" WATER PUMP	HOUR	$ 7.00
E014A	4" WATER PUMP	HOUR	$ 11.38
E016A	6" WATER PUMP	HOUR	$ 22.75
E018A	POLE/CA TRAILER	HOUR	$ 9.00
E020A	TRENCHER	HOUR	$ 23.80
E022A	BORING MACHINE	HOUR	$ 35.00
E024A	BULLDOZER	HOUR	$ 64.60
E028A	BACKHOE RUBBER	HOUR	$ 27.20
E030A	MINI BACKHOE	HOUR	$ 20.40
E032A	HYD POLE TRUCK	HOUR	$ 55.00
E034A	TAMPER	HOUR	$ 13.60
E036A	RODDING TRUCK	HOUR	$ 22.75
E038A	GENERATOR 2000 WATTS & <	HOUR	$ 13.00
E040A	GENERATOR > 2000 WATTS	HOUR	$ 17.00
E042A	ASP/CONCRETE SAW	HOUR	$ 19.50
E044A	FRONT END LOADER	HOUR	$ 37.70
E046A	MANTA RAY ANCHOR	HOUR	$ 32.50
E048A	CRAWLER BACKHOE	HOUR	$ 52.00
E050A	CABLE PLOW	HOUR	$ 57.81
E052A	DUMP UP TO 2½ TON	HOUR	$ 20.39
E054A	FORK LIFT	HOUR	$ 22.75
E055A	F ALL TERRAIN VEHICLE (ATV)	HOUR	$ 13.00
E056A	BLOWER	HOUR	$ 6.50
E058A	BSW PLACING UNIT	HOUR	$ 22.75

SUBCONTRACTOR INITIALS

E060A	CHAIN SAW	HOUR	$ 6.81
E064A	ELEC SAW/DRILL	HOUR	$ 8.16
E066A	DUCT RODS/SET	HOUR	$ 18.20
E068A	ELECTRIC HAMMER	HOUR	$ 11.05
E070A	DUCT WASH MACHINE	HOUR	$ 61.75
E072A	MCV	HOUR	$ 113.75
E074A	HIGHWAY SIGNAL	HOUR	$ 16.25
E076A	HIGH INTENSITY LIGHT	HOUR	$ 19.50
E078A	FIGURE 8 MACH	HOUR	$ 32.50
E079A	DIR BORING MACHINE	HOUR	$ 146.25
E080A	WELL POINT 20 OR <	DAY	$ 780.00
E082A	WELL POINT ADD PT	DAY	$ 97.50
E086A	CONCRETE BARRIER	DAY	$ 45.50
E088A	ASPHALT ROLLER	DAY	$ 55.25
E090A	SPLICE PIT PROTECTION	DAY	$ 9.75
E090B	SPLICE PIT PROTECTION ADD	DAY	$ 9.75
E092A	SAFETY LIGHT	DAY	$ 4.08
E094A	PLATE SPLICE PIT	PER DAY/SQFT	$ 5.78
E096A	SHORE PIT 80 CUFT OR <	EACH	$ 260.00
E096B	SHORE PIT ADD 25 CUFT	EACH	$ 87.75
L001A	FRM/OPER/WKING LDER	HOUR	$ 16.00
L001B	FRM/OPER/WKING LDER - OT	HOUR	$ 24.00
L002A	LABORER	HOUR	$ 13.50
L002B	LABORER - OT	HOUR	$ 20.00
L003A	POLICE OFFICER	HOUR	$ 28.78
L004A	FLAGGER	HOUR	$ 14.00
L004B	FLAGGER - OT	HOUR	$ 21.00
M001A	P CIP 6 X 12' MH - HEADROOM 84"	EACH	$ 15,860.00
M001B	P CIP 6 X 12' MH - HEADROOM 96"	EACH	$ 16,250.00
M001C	P CIP 6 X 12' MH - HEADROOM 120"	EACH	$ 18,200.00
M001D	P CIP 6 X 12' MH - HEADROOM 144"	EACH	$ 21,580.00
M002A	P CIP 10 X 12' MH - HEADROOM 84"	EACH	$ 21,580.00
M002B	P CIP 10 X 12' MH - HEADROOM 96"	EACH	$ 25,220.00
M002C	P CIP 10 X 12' MH - HEADROOM 120"	EACH	$ 28,795.00
M002D	P CIP 10 X 12' MH - HEADROOM 144"	EACH	$ 32,370.00
M003A	P CIP 12 X 12' MH - HEADROOM 84"	EACH	$ 23,400.00

SUBCONTRACTOR INITIALS

MasTec

Subcontractor Agreement No.:

M003B	P CIP 12 X 12' MH - HEADROOM 96"		EACH	$ 27,625.00
M003C	P CIP 12 X 12' MH - HEADROOM 120"		EACH	$ 30,615.00
M003D	P CIP 12 X 12' MH - HEADROOM 144"		EACH	$ 34,190.00
M006A	PL NON-STANDARD MH		FOOT	$ 19.50
M030A	PL PRE-CAST MH - 151 TO 350 CUFT		CUFT	$ 19.50
M030B	PL PRE-CAST MH - 351 TO 900 CUFT		CUFT	$ 13.00
M031A	F&P PRE-CAST MH - 151 TO 350 CUFT		CUFT	$ 21.61
M031B	F&P PRE-CAST MH - 351 TO 900 CUFT		CUFT	$ 13.65
M032A	PL MH - EXIST COND		EACH	$ 1,950.00
M032B	PL MH - EXIST CABLE		EACH	$ 1,300.00
M045A	F&P PC COLLAR 3"		EACH	$ 178.75
M045B	F&P PC COLLAR 6"		EACH	$ 221.00
M045C	F&P PC COLLAR 9"		EACH	$ 282.75
M045D	F&P PC COLLAR 12"		EACH	$ 321.75
M045E	F&P PC COLLAR 15"		EACH	$ 357.50
M046A	P PC COLLAR 3"		EACH	$ 130.00
M046B	P PC COLLAR 6"		EACH	$ 162.50
M046C	P PC COLLAR 9"		EACH	$ 178.75
M046D	P PC COLLAR 12"		EACH	$ 221.00
M046E	P PC COLLAR 15"		EACH	$ 243.75
M050A	PL COLLAR 3"		EACH	$ 204.75
M050B	PL COLLAR 6"		EACH	$ 255.00
M050C	PL COLLAR 9"		EACH	$ 256.75
M050D	PL COLLAR 12"		EACH	$ 308.75
M050E	PL COLLAR 15"		EACH	$ 360.75
M051A	ADD PC COLLAR 3" - ONLY	**LABOR**	EACH	$ 162.50
M051B	ADD PC COLLAR 6" - ONLY	**LABOR**	EACH	$ 162.50
M051C	ADD PC COLLAR 9" - ONLY	**LABOR**	EACH	$ 182.00
M051D	ADD PC COLLAR 12" - ONLY	**LABOR**	EACH	$ 292.50
M051E	ADD PC COLLAR 15" - ONLY	**LABOR**	EACH	$ 360.75
M052M	FURN PC COLLAR 3"		EACH	$ 97.50
M053M	FURN PC COLLAR 6"		EACH	$ 185.25
M054M	FURN PC COLLAR 9"		EACH	$ 211.25

SUBCONTRACTOR INITIALS

M055M	FURN PC COLLAR 12"	EACH	$ 227.50
M056M	FURN PC COLLAR 15"	EACH	$ 260.00
M058A	ENLARGE EXISTING MH	CUFT	$ 42.25
M059A	REMOVE EXISTING MH	CUFT	$ 22.75
M060A	ADD EXTEN RING(S)	MANHOLE	$ 159.25
M062A	OPEN/WALL PT-UP	MH WALL	$ 292.50
M071A	PL APP/COIL CASE	EACH	$ 227.50
M073A	MH SITE SET-UP	EACH	$ 214.20
M073B	MH SITE BREAK-DOWN	EACH	$ 204.75
P001A	PLACE UP TO 45 FT POLE - 1 TO 3 POLES	EACH	$ 214.20
P001B	PLACE UP TO 45 FT POLE - 4 OR > POLES	EACH	$ 197.19
P002A	PLACE 50 TO 60 FT POLE - 1 TO 3 POLES	EACH	$ 292.50
P002B	PLACE 50 TO 60 FT POLE - 4 OR > POLES	EACH	$ 254.99
P003A	PLACE 65 FT OR > POLE - 1 TO 3 POLES	EACH	$ 552.50
P003B	PLACE 65 FT OR > POLE - 4 OR > POLES	EACH	$ 487.50
P112A	PL CARRY-IN POLE	EACH	$ 221.00
P113A	DELIVER POLE	EACH	$ 102.00
P120A	REMOVE POLE - 1 TO 3 POLES	EACH	$ 85.01
P120B	REMOVE POLE - 4 OR > POLES	EACH	$ 78.20
P123A	STRAIGHTEN/MOVE POLE	EACH	$ 170.00
P124A	DIG HOLE ONLY	EACH	$ 94.25
P254M	POLE MATERIAL - 25 FT CLASS 4	EACH	$ 75.57
P255M	POLE MATERIAL - 25 FT CLASS 5	EACH	$ 60.90
P256M	POLE MATERIAL - 25 FT CLASS 6	EACH	$ 55.54
P257M	POLE MATERIAL - 25 FT CLASS 7	EACH	$ 49.21
P259M	POLE MATERIAL - 25 FT CLASS 9	EACH	$ 37.02
P301M	POLE MATERIAL - 30 FT CLASS 1	EACH	$ 152.64
P302M	POLE MATERIAL - 30 FT CLASS 2	EACH	$ 132.85
P303M	POLE MATERIAL - 30 FT CLASS 3	EACH	$ 113.89
P304M	POLE MATERIAL - 30 FT CLASS 4	EACH	$ 103.77
P305M	POLE MATERIAL - 30 FT CLASS 5	EACH	$ 93.00
P306M	POLE MATERIAL - 30 FT CLASS 6	EACH	$ 78.36
P307M	POLE MATERIAL - 30 FT CLASS 7	EACH	$ 67.68
P309M	POLE MATERIAL - 30 FT CLASS 9	EACH	$ 47.80
P351M	POLE MATERIAL - 35 FT CLASS 1	EACH	$ 195.70
P352M	POLE MATERIAL - 35 FT CLASS 2	EACH	$ 171.62

GM

SUBCONTRACTOR INITIALS

P353M	POLE MATERIAL - 35 FT CLASS 3	EACH	$ 149.77
P354M	POLE MATERIAL - 35 FT CLASS 4	EACH	$ 140.20
P355M	POLE MATERIAL - 35 FT CLASS 5	EACH	$ 118.14
P356M	POLE MATERIAL - 35 FT CLASS 6	EACH	$ 101.62
P357M	POLE MATERIAL - 35 FT CLASS 7	EACH	$ 85.57
P402M	POLE MATERIAL - 40 FT CLASS 2	EACH	$ 215.05
P403M	POLE MATERIAL - 40 FT CLASS 3	EACH	$ 206.16
P404M	POLE MATERIAL - 40 FT CLASS 4	EACH	$ 189.58
P405M	POLE MATERIAL - 40 FT CLASS 5	EACH	$ 159.03
P406M	POLE MATERIAL - 40 FT CLASS 6	EACH	$ 121.50
P451M	POLE MATERIAL - 45 FT CLASS 1	EACH	$ 294.06
P452M	POLE MATERIAL - 45 FT CLASS 2	EACH	$ 256.50
P453M	POLE MATERIAL - 45 FT CLASS 3	EACH	$ 239.84
P454M	POLE MATERIAL - 45 FT CLASS 4	EACH	$ 212.74
P455M	POLE MATERIAL - 45 FT CLASS 5	EACH	$ 191.51
P501M	POLE MATERIAL - 50 FT CLASS 1	EACH	$ 349.35
P502M	POLE MATERIAL - 50 FT CLASS 2	EACH	$ 316.61
P503M	POLE MATERIAL - 50 FT CLASS 3	EACH	$ 269.03
P504M	POLE MATERIAL - 50 FT CLASS 4	EACH	$ 228.14
P505M	POLE MATERIAL - 50 FT CLASS 5	EACH	$ 228.14
P551M	POLE MATERIAL - 55 FT CLASS 1	EACH	$ 405.59
P552M	POLE MATERIAL - 55 FT CLASS 2	EACH	$ 368.88
P553M	POLE MATERIAL - 55 FT CLASS 3	EACH	$ 310.85
P554M	POLE MATERIAL - 55 FT CLASS 4	EACH	$ 282.05
P601M	POLE MATERIAL - 60 FT CLASS 1	EACH	$ 528.05
P602M	POLE MATERIAL - 60 FT CLASS 2	EACH	$ 476.75
P603M	POLE MATERIAL - 60 FT CLASS 3	EACH	$ 388.68
P652M	POLE MATERIAL - 65 FT CLASS 2	EACH	$ 665.31
P653M	POLE MATERIAL - 65 FT CLASS 3	EACH	$ 502.80
R001A	F&P SOD	SQFT	$ 0.85
R002A	F&P GRAVEL - INCREMENTS OF 2"	SQFT	$ 0.78
R003A	F&S GRAVEL - INC. OF 2" - SINGLE LOCT OVER 600 SQFT	SQFT	$ 0.99
R004A	REMOVE ASPHALT - INCREMENTS OF 2"	SQFT	$ 0.67
R004B	RESTORE ASPHALT - INCREMENTS OF 2"	SQFT	$ 3.05
R006A	REMOVE 4" CONCRETE	SQFT	$ 1.53
R006B	F&R 4" CONCRETE	SQFT	$ 3.73

SM

SUBCONTRACTOR INITIALS

R007A	REMOVE 6" CONCRETE	SQFT	$	1.86
R007B	F&R 6" CONCRETE	SQFT	$	4.42
R008A	REMOVE ADDL 2" CONCRETE	SQFT	$	0.77
R008B	F&R ADDL 2" CONCRETE	SQFT	$	2.28
R010A	F&P REBAR	SQFT	$	3.25
R011A	REMOVE COB/SLATE/BRICK	SQFT	$	7.80
R011B	F&R COB/SLATE/BRICK	SQFT	$	19.50
R020A	F&P 1-10 FILL - 12" DEPTH	SQFT	$	8.17
R024A	F&P ASPHALT 1-3000' - OVERLAY 2" OR LESS	SQFT	$	2.44
R024B	F&P ASPHALT 3001' OR > - OVERLAY 2" OR LESS	SQFT	$	3.25
R026A	F&P SEED/MULCH	SQFT	$	0.24
R026B	F&P TACKING	SQFT	$	0.26
R028A	F&P HYDRO SEED	SQFT	$	0.23
R030A	REMOVE CONCRETE CURB	SQFT	$	3.40
R030B	F&P CONCRETE CURB	SQFT	$	17.88
R032A	REMOVE MON CONC CURB	FOOT	$	6.50
R032B	F&P MON CONC CURB	FOOT	$	22.75
R034A	R&R GRANITE CURB	FOOT	$	26.00
R040A	F&P CONC PIPE 12"	FOOT	$	22.75
R040B	F&P CONC PIPE 15"	FOOT	$	26.00
R040C	F&P CONC PIPE 18"	FOOT	$	30.60
R040D	F&P CONC PIPE 24"	FOOT	$	35.75
R040E	F&P CONC PIPE 30"	FOOT	$	42.25
R040F	F&P CONC PIPE 36"	FOOT	$	48.75
R042A	F&P CORR PIPE 12"	FOOT	$	23.80
R042B	F&P CORR PIPE 15"	FOOT	$	27.20
R042C	F&P CORR PIPE 18"	FOOT	$	30.60
R042D	F&P CORR PIPE 24"	FOOT	$	37.39
R042E	F&P CORR PIPE 30"	FOOT	$	42.25
R042F	F&P CORR PIPE 36"	FOOT	$	48.75
S001A	D&B SPLICE PIT NEW - UP TO 80 CUFT	EACH	$	220.99
S001B	D&B SPLICE PIT EXISTING - UP TO 80 CUFT	EACH	$	271.99
S001C	D&B PIT ADDL 25 CUFT	EACH	$	50.99
S002A	D&B SPLICE PIT NEW - SHORING/SLOPING - UP TO 80 CUFT	EACH	$	308.75
S002B	D&B SPLICE PIT EXISTING - SHORING/SLOPING - UP TO 80 CUFT	EACH	$	374.00
S002C	D&B PIT ADDL 25 CUFT - SHORING/SLOPING	EACH	$	97.50

SUBCONTRACTOR INITIALS

S003A	CLEAN SPLICE PIT	EACH	$ 130.00
S005A	SPLICE PIT PROTECTION > 7 DAYS	DAY	$ 6.50
S006A	SHORING SPLICE PIT > 7 DAYS - UP TO 80 CUFT	DAY	$ 97.50
S006B	SHORING SPLICE PIT > 7 DAYS - ADD 25 CUFT	DAY	$ 48.75
S007A	BURY ABOVE GROUND SPLICE	EACH	$ 221.00
S009A	BACKFILL SPLICE PIT - UP TO 80 CUFT	EACH	$ 162.50
S009B	BACKFILL SPLICE PIT - ADD 25 CUFT	EACH	$ 81.25
S013A	PLATE SPLICE PIT	EACH	$ 195.00
S013B	PLATE SPLICE PIT - NO ACTIVITY	DAY	$ 42.25
SE01A	SPECIAL LABOR/EQUIPMENT	EACH	$ 1.00
SE01B	SPECIAL LABOR/EQUIPMENT - TAX	EACH	$ 1.00
SE01C	SPECIAL LABOR/EQUIPMENT - HANDLING	EACH	$ 0.00
SM01B	MATERIAL ITEM - TAX	EACH	$ 1.00
SM01C	MATERIAL ITEM - HANDLING	EACH	$ 0.00
SM01M	MATERIAL ITEM	EACH	$ 1.00
U003A	PLACE 3 CONDUIT - 18" TO 30"	FOOT	$ 6.50
U003B	PLACE 3 CONDUIT - 31" TO 42"	FOOT	$ 7.82
U003C	PLACE 3 CONDUIT - 43" TO 54"	FOOT	$ 8.78
U003D	PLACE 3 CONDUIT - 55" TO 66"	FOOT	$ 11.05
U003E	PLACE 3 CONDUIT - 67" TO 78"	FOOT	$ 16.90
U004A	PLACE 4 CONDUIT - 18" TO 30"	FOOT	$ 7.48
U004B	PLACE 4 CONDUIT - 31" TO 42"	FOOT	$ 8.13
U004C	PLACE 4 CONDUIT - 43" TO 54"	FOOT	$ 10.08
U004D	PLACE 4 CONDUIT - 55" TO 66"	FOOT	$ 14.63
U004E	PLACE 4 CONDUIT - 67" TO 78"	FOOT	$ 19.50
U006A	PLACE 6 CONDUIT - 18" TO 30"	FOOT	$ 9.10
U006B	PLACE 6 CONDUIT - 31" TO 42"	FOOT	$ 10.73
U006C	PLACE 6 CONDUIT - 43" TO 54"	FOOT	$ 13.00
U006D	PLACE 6 CONDUIT - 55" TO 66"	FOOT	$ 16.25
U006E	PLACE 6 CONDUIT - 67" TO 78"	FOOT	$ 22.75
U009A	PLACE 9 CONDUIT - 18" TO 30"	FOOT	$ 13.00
U009B	PLACE 9 CONDUIT - 31" TO 42"	FOOT	$ 14.95
U009C	PLACE 9 CONDUIT - 43" TO 54"	FOOT	$ 16.90
U009D	PLACE 9 CONDUIT - 55" TO 66"	FOOT	$ 18.85
U009E	PLACE 9 CONDUIT - 67" TO 78"	FOOT	$ 27.30
U012A	PLACE 12 CONDUIT - 18" TO 30"	FOOT	$ 14.95

SUBCONTRACTOR INITIALS

U012B	PLACE 12 CONDUIT - 31" TO 42"	FOOT	$ 16.90
U012C	PLACE 12 CONDUIT - 43" TO 54"	FOOT	$ 18.85
U012D	PLACE 12 CONDUIT - 55" TO 66"	FOOT	$ 20.80
U012E	PLACE 12 CONDUIT - 67" TO 78"	FOOT	$ 29.25
U014A	PL CONDUIT ADDL 12"	FOOT	$ 11.38
U015A	PL ADDL CONDUIT	CONDUIT FOOT	$ 2.05
U016A	F&P 4" STEEL PIPE	FOOT	$ 16.25
U020A	F&P STANDARD BASE - 6" TO 12"	FOOT	$ 5.04
U020B	F&P STANDARD TOP - 6" TO 12"	FOOT	$ 5.04
U021A	F&P STANDARD BASE - 13" TO 18"	FOOT	$ 5.85
U021B	F&P STANDARD TOP - 13" TO 18"	FOOT	$ 5.85
U022A	F&P STANDARD BASE - 19" TO 23"	FOOT	$ 6.66
U022B	F&P STANDARD TOP - 19" TO 23"	FOOT	$ 6.66
U023A	F&P STANDARD BASE - 24" TO 28"	FOOT	$ 7.48
U023B	F&P STANDARD TOP - 24" TO 28"	FOOT	$ 7.48
U030A	ENCASEMENT SAND - 1 CONDUIT	FOOT	$ 2.28
U030B	ENCASEMENT CONC - 1 CONDUIT	FOOT	$ 5.20
U031A	ENCASEMENT SAND - 2 CONDUIT	FOOT	$ 3.06
U031B	ENCASEMENT CONC - 2 CONDUIT	FOOT	$ 6.50
U032A	ENCASEMENT SAND - 4 CONDUIT	FOOT	$ 3.74
U032B	ENCASEMENT CONC - 4 CONDUIT	FOOT	$ 8.13
U033A	ENCASEMENT SAND - 6 CONDUIT	FOOT	$ 4.55
U033B	ENCASEMENT CONC - 6 CONDUIT	FOOT	$ 9.75
U034A	ENCASEMENT SAND - 9 CONDUIT	FOOT	$ 6.18
U034B	ENCASEMENT CONC - 9 CONDUIT	FOOT	$ 12.68
U035A	ENCASEMENT SAND - 12 CONDUIT	FOOT	$ 7.80
U035B	ENCASEMENT CONC - 12 CONDUIT	FOOT	$ 18.20
U036A	ENCASEMENT SAND - EA ADD 1 DUCT	FOOT	$ 1.40
U036B	ENCASEMENT CONC - EA ADD 1 DUCT	FOOT	$ 3.90
U037A	H&D TRENCH AGGREGATE	EACH	$ 4.88
U040A	PNEUMATIC RODDING	DUCT FOOT	$ 0.57
U041A	RODDING	DUCT FOOT	$ 0.85
U043A	MANDREL CONDUIT	DUCT FOOT	$ 0.62
U044A	PL INNERDUCT - NO ROD	DUCT FOOT	$ 1.40
U045A	PL INNERDUCT - W/ROD	DUCT FOOT	$ 1.95
U050A	EXT EXIST CONDUIT	EACH	$ 260.00

SM
SUBCONTRACTOR INITIALS

MasTec

Subcontractor Agreement No.:

U052A	EXT ADD CONDUIT	EACH	$	113.75
U055A	PL CABLE WITH CONDUIT	FOOT	$	1.46
U056A	PL 4" SPLIT CONDUIT	FOOT	$	17.00
U060A	F&P STEEL CASING - 6" TO 8" - UP TO 48" COVER	BORE FOOT	$	81.25
U060B	F&P STEEL CASING - 6" TO 8" - 49" TO 96" COVER	BORE FOOT	$	100.75
U062A	F&P STEEL CASING - 10" TO 12" - UP TO 48" COVER	BORE FOOT	$	100.75
U062B	F&P STEEL CASING - 10" TO 12" - 49" TO 96" COVER	BORE FOOT	$	120.25
U064A	F&P STEEL CASING - 16" TO 18" - UP TO 48" COVER	BORE FOOT	$	130.00
U064B	F&P STEEL CASING - 16" TO 18" - 49" TO 96" COVER	BORE FOOT	$	152.75
U066A	F&P STEEL CASING - 24" - UP TO 48" COVER	BORE FOOT	$	178.75
U066B	F&P STEEL CASING - 24" - 49" TO 96" COVER	BORE FOOT	$	211.25
U068A	F&P STEEL CASING - 30" TO 36" - UP TO 48" COVER	BORE FOOT	$	260.00
U068B	F&P STEEL CASING - 30" TO 36' - 49" TO 96" COVER	BORE FOOT	$	292.50
U070M	F B-THIN WALL CONDUIT	FOOT	$	1.46
U071M	F B-HEAVY WALL CONDUIT	FOOT	$	1.63
U072M	F C-4" CONDUIT	FOOT	$	1.52
U073M	F D-4" CONDUIT	FOOT	$	1.87
U074M	F DB-120-2" CONDUIT	FOOT	$	1.30
U076M	F MULTIBORE CONDUIT	FOOT	$	4.23
101L	LODGING	DAY	$	35.00
201M	MEALS	DAY	$	15.00

[signature] Date
Name: Scott Schreibstein
Title: Vice President

[signature] Date
Travis Wilde
Vice President

Sw
SUBCONTRACTOR INITIALS

MasTec

Subcontractor Agreement No.:

SCHEDULE 2

(Insurance; Performance Bonds)

Insurance:

Commercial General Liability

General Aggregate	$2,000,000
Products – Completed Operations Aggregate	$1,000,000
Personal and Advertising Injury Liability	$1,000,000
Per Occurrence	$1,000,000
Each Occurrence Limit	$1,000,000
Fire Damage Legal Liability	$50,000
Medical Expense (any one person)	$5,000
Automobile – Combined Single Limit	$1,000,000

Worker's Compensation and Employers Liability

Workers Compensation	Statutory
Employers Liability	
Each Accident	$1,000,000
Disease – Policy Limit	$1,000,000
Disease – Each Employee	$1,000,000

Performance Bond: N/A

Owner Terms and Conditions: Incorporated by Reference.

SUBCONTRACTOR INITIALS

Exhibit 6.3

SBC Southwest
11930 Airline, Room 210
Houston, TX 77037-1005

March 28, 2006

Scott Schreibstein
Broadband Communications Services
279 E. Central Street, #119
Franklin, MA 02038

Dear Mr. Schreibstein:

Enclosed please find an executed copy of the General Agreement between SBC Services, Inc. and your company. This original is for your records.

If you have any questions, please call me at 281-878-5515.

Sincerely,

Sue Armstrong

SBC Services, Inc.
Contract Administration

Enc

SBC

Agreement No. 2860SW

Between

BROADBAND COMMUNICATION SERVICES, INC.

And

SBC SERVICES, INC.

For

Outside Plant/Labor Construction Services

Table of Content

APPENDICES

ARTICLE I

1.1 Preamble and Effective Date

This Agreement, effective on the date when signed by the last Party ("Effective Date"), is between, BROADBAND COMMUNICATION SERVICES, INC., a Nevada Corporation (hereinafter referred to as "Contractor"), and SBC Services, Inc., a Delaware corporation (hereinafter referred to as "SBC"), each of which may be referred to in the singular as "Party" or in the plural as "Parties."

1.2 Scope of Agreement

Subject to the terms and conditions of this Agreement, including Appendices 1 through 4, attached hereto and made a part hereof, Contractor shall provide SBC the Materials and Services described in Appendices 2, 2.3 and 4 pursuant to and in accordance with Orders. The applicable prices for the Materials and Services are specified in Appendix 1 through 1.4 and any pricing Specifications in Appendices 2, 2.3 and 4 and in Orders. Contractor agrees that the Materials and Services shall strictly conform to Specifications.

ARTICLE II – DEFINITIONS

2.1 **"Acceptance"** means SBC's acceptance of the Material and Services ordered by SBC and provided by Contractor, as specified in Section 3.10, Delivery, Performance and Acceptance. SBC's Acceptance shall occur no earlier than Contractor's Delivery of Material and Services in strict compliance with the Specifications.

2.2 **"Acceptance Date"** means sixty (60) days after the Work is completed, unless SBC rejects the Work before the end of the sixty (60) day period. "Work" is defined below.

2.3 **"Affiliate"** means (1) a company, whether incorporated or not, which owns, directly or indirectly, a majority interest in either Party (a "parent company"), and (2) a company, whether incorporated or not, in which a five percent (5%) or greater interest is owned, either directly or indirectly, by: (i) either Party or (ii) a parent company.

2.4 **"Agreement"** shall have the meaning specified in the Section called "Entire Agreement."

2.5 **"Cancellation"** means the occurrence by which either Party puts an end to this Agreement or Orders placed under this Agreement for breach by the other, and its effect is the same as that of "Termination" and, except as otherwise provided for herein, the canceling Party also retains any remedy for breach of the whole Agreement or any unperformed balance.

2.6 "Delivery" or "Completion" means Contractor's obligation to provide Material and Services that strictly conform to the Specifications. Contractor completes Delivery of Material or Completion of Services: (i) upon SBC's possession of the Material if Contractor is not required to provide additional Services, such as installation, (ii) upon completing such additional Services, if Contractor is required to provide such Services in connection with providing Material, or (iii) for Services, upon completing the provision of Services. Notwithstanding the above, Delivery and Completion shall not be deemed to have occurred until Contractor causes the Material and Services to strictly conform to the Specifications.

2.7 "Delivery Date" or "Completion Date" means the date on which the Parties agree Contractor is scheduled in this Agreement or in an Order to complete its Delivery of Material and Completion of Services, as applicable.

2.8 "Information" means all ideas, discoveries, concepts, know-how, trade secrets, techniques, designs, Specifications, drawings, sketches, models, manuals, samples, tools, computer programs, technical information, and other confidential business, customer or personnel information or data, whether provided orally, in writing, or through electronic or other means.

2.9 "Laws" shall have the meaning specified in the Section called "Compliance with Laws."

2.10 "Liability" means all losses, damages, expenses, costs, penalties, fines and fees, including reasonable attorneys' fees and consultant's fees, arising from or incurred in connection with a claim or cause of action related to performance or omission of acts under this Agreement or any Order, including, but not limited to, claims or causes of actions brought by third parties.

2.11 "Material" means a unit of equipment, apparatus, components, tools, supplies, material, structures, "as built" drawings, or documentation, including third party Material provided or furnished by Contractor, used in connection with the Services provided hereunder. Material shall be deemed to include any replacement parts.

2.12 "Order" means such purchase orders, work orders, forms, memoranda or other written or electronic communications, as SBC may deliver to Contractor for the purpose of ordering Material and Services hereunder.

2.13 "Documentation" means all documentation, including, but not limited to, user instructions and training materials.

2.14 **"Service(s)"** means any and all labor or service provided in connection with this Agreement or an applicable Order, including, but not limited to, consultation, engineering, installation, removal, maintenance, training, technical support and repair provided to or on behalf of Southwestern Bell Telephone, L.P., d/b/a SBC Oklahoma, SBC Missouri, SBC Kansas, SBC Arkansas and SBC Texas, The Southern New England Telephone Company,d/b/a SBC Connecticut, Nevada Bell Telephone Company, d/b/a SBC Nevada, Pacific Bell Telephone Company, d/b/a SBC California, Illinois Bell Telephone Company, d/b/a SBC Illinois, Indiana Bell Telephone Company Incorporated, d/b/a SBC Indiana, Michigan Bell Telephone Company, d/b/a SBC Michigan, The Ohio Bell Telephone Company, d/b/a SBC Ohio and Wisconsin Bell, Inc. d/b/a SBC Wisconsin or any other SBC Affiliate. The term "Service" also shall include any Material, including any documentation, provided by Contractor in connection with providing the Service.

2.15 **"Specifications"** means (i) Contractor's applicable specifications, requirements, and descriptions, including any warranty statements, and (ii) SBC's specifications, requirements, and descriptions, including those in Appendices 2, 2.3 and 4 which shall control over any inconsistency with Contractor's specifications, requirements, and descriptions.

2.16 **"Termination"** means the occurrence by which either Party, pursuant to the provisions or powers of this Agreement or pursuant to laws and regulations, puts an end to this Agreement or to any Orders placed under this Agreement other than for breach. On "Termination" all executory obligations are discharged, but any right based on breach of performance survives, except as otherwise provided herein.

2.17 **"Work"** means all Material and Services, collectively, that Contractor is supplying to SBC pursuant to Orders placed under this Agreement.

2.18 **"Writing"** or **"Written"** (whether or not capitalized) mean a tangible document with an original signature or an electronic transmission of data pursuant to the Electronic Data Interchange ("EDI") Section of this Agreement.

2.19 **"SBC Agreement Number"** means the number assigned to this Agreement. This number also corresponds to the Contractor identification number.

ARTICLE III - GENERAL CLAUSES

3.1 Affiliate

Contractor agrees that an SBC Affiliate may place Orders with Contractor, which incorporate the terms and conditions of this Agreement, and that the term "SBC" shall be deemed to refer to an SBC Affiliate, when an SBC Affiliate places an Order with Contractor under this Agreement. An Affiliate will be responsible for its own obligations, including, but not limited to, all charges incurred in connection with such Order. The Parties agree that nothing in this Agreement will be construed as requiring SBC to indemnify Contractor, or to otherwise be responsible for any acts or omissions of an Affiliate, nor shall anything in this Agreement be construed as requiring an Affiliate to indemnify Contractor, or to otherwise be responsible for the acts or omissions of SBC.

3.2 Amendments and Waivers

This Agreement and any Orders placed hereunder may be amended or modified only through a subsequent written document signed by the Parties; provided that SBC may, at any time, make changes to the scope of Work, and Supplier shall not unreasonably withhold or condition its consent. An equitable adjustment shall be made if such change substantially affects the time of performance or the cost of the Work to be performed under this Agreement. Such cost adjustment shall be made on the basis of the actual cost of the Work, unless otherwise agreed in writing. No course of dealing or failure of either Party to strictly enforce any term, right or condition of this Agreement shall be construed as a general waiver or relinquishment of such term, right or condition. A waiver by either Party of any default shall not be deemed a waiver of any other default.

3.3 Assignment

Neither Party may assign, delegate, subcontract, or otherwise transfer its rights or obligations under this Agreement, except with the prior written consent of the other Party, provided, however, that SBC will have the right to assign this Agreement to any Affiliate without securing the consent of Contractor, and both Parties may assign their respective right to receive money due hereunder. Any attempted assignment or transfer that is inconsistent with this Section 3.3 and which is not consented to in writing by the non-assigning or non-transferring Party, will be void. It is expressly agreed that any assignment of money will be void if (a) the assignor fails to give the non-assigning Party at least thirty (30) days prior written notice, or (b) the assignment imposes or attempts to impose upon the non-assigning Party additional costs or obligations in addition to the payment of such money, or (c) the assignment attempts to preclude SBC from dealing solely and directly with Contractor in all matters pertaining to this Agreement, or (d) the assignment denies, alters or attempts to alter any of the non-assigning Party's rights hereunder.

3.4 Cancellation and Termination

a. Cancellation

1. If either Party fails to cure a material default under this Agreement or under an applicable Order within thirty (30) days after written notice, then, in addition to all other rights and remedies, the Party not in default may Cancel this Agreement and/or the Order under which the default occurred. Notwithstanding the foregoing, if the material default is a breach of the Compliance with Laws Section of this Agreement, the Party not in default may, upon providing written notice, Cancel the Agreement immediately. Additional provisions for Cancellation of Orders hereunder are set forth in this Agreement.

2. If Contractor is the Party in default, SBC may Cancel any Orders which may be affected by Contractor's default without any financial obligation or Liability on the part of SBC whatsoever, except to pay for the value of any Material and/or Services retained by SBC. If SBC elects to return any Material or reject any Services, Contractor shall be responsible for, and shall reimburse SBC for, any cost incurred in connection with promptly returning Material and restoring SBC's site to its original condition. Contractor shall also promptly refund amounts previously paid by SBC, if any, for such Material and/or Services. Upon removal and restoration and upon SBC's receipt of any reimbursement and refund, title to the Material, which had previously passed to SBC, shall revert to Contractor.

b. Termination:

SBC may Terminate this Agreement or any Order, in whole or in part, at any time, upon written notice to Contractor. In such event, or if Contractor Cancels this Agreement or any Order as a result of SBC's failure to cure a material default, SBC shall pay Contractor its actual and direct costs incurred to provide the Material and Services ordered by SBC, but no more than a percentage of the Services performed or Material Delivered, less reimbursements, including salvage or resale value, of Material or Services affected. If requested, Contractor agrees to substantiate such costs with proof satisfactory to SBC. In no event shall SBC's Liability exceed the price of any Material or Services ordered hereunder, provided that SBC shall have no Liability for Material not specifically manufactured for SBC pursuant to any Order which is Terminated at least thirty (30) days prior to the Delivery Date. After the receipt of SBC's payment for any Services, Contractor shall deliver the physical embodiments, if any, of such Services. The foregoing statement of SBC's Liability states the entire Liability of SBC and Contractor's sole remedy for SBC's Termination for convenience, or Contractor's Cancellation for material default.

c. Partial Cancellation and Termination:

Where a provision of this Agreement or the applicable Laws permit SBC to Terminate or Cancel an Order, such Termination or Cancellation may, at SBC's option, be either complete or partial. In the case of a partial Termination or Cancellation, SBC may, at its option, accept a portion of the Material or Services covered by an Order and pay Contractor for such Material or Services at the prices set forth in such Order. The right to Cancel an Order shall also include the right to Cancel any other related Order.

3.5 Changes In Work

If SBC requests a change in Services, Contractor and the SBC representative shall reach mutual agreement as to any increase in the cost of the Work and/or change in the Services performance schedule or the scheduled Completion Date, if any. Upon receipt of verbal approval from the SBC representative as to the change in the scope of Work, the cost thereof, and any changes to the Service performance schedule or the scheduled Completion Date, Contractor shall proceed with such changes. Contractor shall memorialize such changes along with the reason for the changes in a change order. The provisions of this Agreement shall apply to any such changes and the costs of such changes. Unless otherwise expressly agreed to by SBC in writing, SBC will not be liable for any costs in excess of those set forth in an applicable Order.

3.6 Compliance with Laws

Contractor shall comply with all applicable federal, state, county, and local rules, including, without limitation, all statutes, laws, ordinances, regulations and codes ("Laws"). Contractor shall exercise all safety precautions, including, but not limited to, those prescribed by SBC to avoid injury or damage to property. Contractor's obligation to comply with all Laws includes the procurement of permits, certificates, approvals, inspections, and licenses, when needed, in the performance of this Agreement. Contractor further agrees to comply with all applicable Executive and Federal regulations, as set forth in "Executive Orders and Federal Regulations," a copy of which is attached hereto as Appendix 3, and by this reference made a part of this Agreement. Contractor shall defend, indemnify and hold SBC harmless from and against any Liability that may be sustained by reason of Contractor's failure to comply with this Section.

3.7 Conflict of Interest

Contractor represents and warrants that no officer, director, employee or agent of SBC has been or will be employed, retained or paid a fee, or otherwise has received or will receive, any personal compensation or consideration, by or from Contractor or any of Contractor's officers, directors, employees or agents in connection with the obtaining, arranging or negotiation of this Agreement or other documents entered into or executed in connection with this Agreement.

3.8 Construction and Interpretation

a. The language of this Agreement shall in all cases be construed simply, as a whole, and in accordance with its fair meaning and not strictly for or against any Party. Each Party has been given the opportunity to independently review this Agreement with legal counsel and other consultants, and each Party has the requisite experience and sophistication to understand, interpret and agree to the particular language of the provisions. Accordingly, in the event of an ambiguity in or dispute regarding the interpretation of this Agreement, the drafting of the language of this Agreement shall not be attributed to either Party.

b. Article, section, or paragraph headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. The use of the word "include" shall mean "includes, but is not limited to." The singular use of words shall include the plural use and vice versa. All obligations and rights of the Parties are subject to modification as the Parties may specifically provide in an Order. "Services" shall be treated as "goods" for purposes of applying the provisions of the Uniform Commercial Code. If there is an inconsistency or conflict between the terms in this Agreement and in an Order, the terms in the Order shall take precedence.

c. Whenever any Party is entitled to interest under this Agreement, the amount of interest shall not exceed twelve percent (12%) per annum.

3.9 Cumulative Remedies

Except as specifically identified as a Party's sole remedy, any rights of Cancellation, Termination, Liquidated Damages, or other remedies prescribed in this Agreement, are cumulative and are not exclusive of any other remedies to which the injured Party may be entitled. Neither Party shall retain the benefit of inconsistent remedies.

3.10 Delivery, Performance and Acceptance

a. Contractor acknowledges the competitive telecommunications marketplace in which SBC operates and understands that SBC's business requires prompt Delivery of Material and provision of Services by the specified Delivery Dates. Therefore, the Parties agree that dates for Delivery of Material and Services are firm, time is of the essence, and Contractor will complete such Delivery in strict conformance with the Specifications.

b. If Material or Services are not in strict compliance with the Specifications, SBC shall so notify Contractor and provide Contractor an opportunity to cause such Material or Services to strictly comply with the Specifications. Notwithstanding SBC's Acceptance, SBC retains the right to revoke Acceptance pursuant to Uniform Commercial Code Section 2-608. In no event shall Acceptance be deemed to occur prior to the date Contractor completes its Delivery of Material or Completion of Services.

c. Upon SBC's written notice to Contractor that the Material or Services do not strictly comply with the Specifications, Contractor shall respond to SBC within twenty-four (24) hours, unless SBC advises Contractor of a customer complaint, in which case Contractor will respond to the customer within twenty-four (24) hours. If Contractor fails to make any required corrections or replacements within seven (7) calendar days after requested to do so by SBC, then SBC may perform the Work itself or have a third party perform the Work and, at SBC's option, either (a) charge the cost for such corrections or replacements to Contractor, or (b) deduct the cost for such corrections or replacements from any amounts due Contractor for Material or Services. SBC shall have no obligation to Accept or pay for any Material or Services which it determines, in its sole discretion, does not conform to the Specifications established in this Agreement or in an Order. If Material and Services that are found to be unsatisfactory to SBC have not been corrected or replaced by Contractor within seven (7) calendar days from SBC's written notice, then SBC may, in addition to all other rights and remedies provided by law or this Agreement, Cancel this Agreement and/or any affected Order.

3.11 Liquidated Damages

Contractor recognizes the importance of meeting Delivery and Completion Dates and agrees to the following Liquidated Damage provisions and procedures:

a. Upon discovery of information indicating a reasonable certainty that Material and/or Services will not be Delivered by the scheduled Delivery or Completion Date, Contractor shall notify SBC and provide information relating to the estimated length of delay. The Parties shall work jointly toward resolving the delayed Delivery or Completion. If the Parties reach agreement on an extended Delivery or Completion Date, and Contractor fails to meet the extended Delivery or Completion Date, then SBC may (a) Cancel the applicable Order, (b) exercise its right to recover Liquidated Damages specified herein, and/or (c) further extend the Delivery or Completion Date. No payments, progress or otherwise, made by SBC to Contractor after any scheduled Delivery or Completion Date shall constitute a waiver of Liquidated Damages.

b. Notwithstanding the above paragraph, in the event of Contractor's failure to meet a Delivery or Completion Date, SBC shall be entitled to the greater of (a) one percent (1%) of the contract price for each calendar day that Delivery or Completion is delayed, or (b) one hundred dollars ($100.00) for each calendar day that Delivery or Completion is delayed. Liquidated Damages under this Section shall in no event exceed one hundred percent (100%) of the total contract price.

3.12 Entire Agreement

The terms contained in this Agreement and in any Orders, including all exhibits, appendices and subordinate documents attached to or referenced in this Agreement or in any Orders, constitute the entire integrated Agreement between Supplier and SBC with regard to the subject matter contained herein. This Agreement supercedes all prior oral and written communications, agreements and understandings of the Parties, if any, with respect hereto. Acceptance of Material or Services, payment or any inaction by SBC, shall not constitute SBC's consent to or Acceptance of any additional or different terms from those stated in this Agreement, except for terms in an Order inserted by SBC and signed by both Parties. Estimates furnished by SBC are for planning purposes only and shall not constitute commitments. Supplier covenants never to contend otherwise. No oral promises or statements have induced either Party to enter into this Agreement.

3.13 Force Majeure

a. Neither Party shall be deemed in default of this Agreement or any Order to the extent that any delay or failure in the performance of its obligations results from any cause beyond its reasonable control and without its fault or negligence, such as acts of God, acts of civil or military authority, embargoes, epidemics, war, riots, insurrections, fires, explosions, earthquakes, floods or strikes ("Force Majeure").

b. If any Force Majeure condition affects Contractor's ability to perform, Contractor shall give immediate notice to SBC, and SBC may elect to either: (1) Terminate the affected Order(s) or any part thereof, (2) suspend the affected Order(s) or any part thereof for the duration of the Force Majeure condition, with the option to obtain the Material and Services to be furnished under such Order(s) elsewhere, and deduct from any commitment under such Order(s) the quantity of the Material and Services obtained elsewhere or for which commitments have been made elsewhere, or (3) resume performance under such Order(s) once the Force Majeure condition ceases, with an option in SBC to extend any affected Delivery Date for the length of time that the Force Majeure condition existed. Unless SBC gives written notice within thirty (30) days after being notified of the Force Majeure condition, option (2) shall be deemed selected.

3.14 Governing Law

This Agreement and performance hereunder shall be governed by the laws of the State in which the Services are being performed, exclusive of its choice of law provisions.

3.15 Indemnity

a. TO THE FULLEST EXTENT PERMITTED BY LAWS, CONTRACTOR SHALL DEFEND, INDEMNIFY AND HOLD HARMLESS SBC AND ITS AFFILIATES (INCLUDING THEIR EMPLOYEES, OFFICERS, DIRECTORS, AGENTS, AND CONTRACTORS) AGAINST ANY LIABILITY ARISING FROM OR INCIDENTAL TO CONTRACTOR'S OBLIGATIONS UNDER THIS AGREEMENT OR THE MATERIAL OR SERVICES PROVIDED BY CONTRACTOR, INCLUDING: (1) INJURIES TO PERSONS, INCLUDING DEATH OR DISEASE; (2) DAMAGES

TO PROPERTY, INCLUDING THEFT AND ANY CONTAMINATION OR ADVERSE IMPACT TO THE ENVIRONMENT; (3) CONTRACTOR'S FAILURE TO COMPLY WITH ALL LAWS; (4) LIENS ON SBC'S PROPERTY AND (5) THE USE OR MISUSE OF UTILITY POLES, (INCLUDING BUT NOT LIMITED TO THE RESALE, TRANSPORT, PROCESSING, RECYCLING AND/OR DISPOSAL OF SUCH POLES) TRANSFERRED TO CONTRACTOR PURSUANT TO THIS AGREEMENT

b. IT IS THE INTENT OF THE PARTIES THAT THIS INDEMNITY APPLY REGARDLESS OF WHETHER OR NOT SUCH LIABILITY WAS CAUSED IN PART BY SBC'S OWN NEGLIGENCE OR THAT OF THE OTHER PARTIES INDEMNIFIED UNDER THIS SECTION, EXCLUDING ONLY ANY LIABILITY ARISING FROM THE SOLE NEGLIGENCE OF SBC. THIS INDEMNITY SHALL SURVIVE THE DELIVERY, INSPECTION AND ACCEPTANCE OF THE MATERIAL OR SERVICES.

c. IF ANY SERVICES ARE PERFORMED IN OHIO OR ANY OTHER STATE WHICH PROVIDES EMPLOYER IMMUNITY FROM EMPLOYEE CLAIMS UNDER WORKERS COMPENSATION STATUTES OR SIMILAR LAWS, STATUTES OR CONSTITUTIONAL PROVISIONS, IT IS EXPRESSLY AGREED THAT CONTRACTOR HEREBY WAIVES ANY IMMUNITY FROM ITS OBLIGATIONS TO DEFEND, INDEMNIFY AND HOLD HARMLESS SBC AND ITS AFFILIATES AGAINST ANY CLAIMS BY EMPLOYEES OF CONTRACTOR, WHICH IMMUNITY WOULD OTHERWISE ARISE BY OPERATION OF SUCH LAW, STATUTE OR CONSTITUTIONAL PROVISION (In Ohio, Ohio Revised code 4123.74 and 4123.741 and Section 35, Article, II, Ohio Constitution).

d. SBC SHALL NOTIFY CONTRACTOR WITHIN A REASONABLE PERIOD OF TIME OF ANY WRITTEN CLAIM, DEMAND, NOTICE OR LEGAL PROCEEDINGS ("CLAIM") FOR WHICH CONTRACTOR MAY BE RESPONSIBLE UNDER THIS INDEMNITY OBLIGATION. A DELAY IN NOTICE SHALL NOT RELIEVE CONTRACTOR OF ITS INDEMNITY OBLIGATION, EXCEPT TO THE EXTENT CONTRACTOR CAN SHOW IT WAS PREJUDICED BY THE DELAY.

e. CONTRACTOR SHALL ASSUME, AT ITS EXPENSE, THE SOLE DEFENSE OF THE CLAIM THROUGH COUNSEL SELECTED BY CONTRACTOR AND SHALL KEEP SBC FULLY INFORMED AS TO THE PROGRESS OF SUCH DEFENSE. UPON REASONABLE REQUEST BY CONTRACTOR AND AT CONTRACTOR'S EXPENSE, SBC SHALL COOPERATE WITH CONTRACTOR IN THE DEFENSE OF THE CLAIM. AT ITS OPTION AND EXPENSE, SBC MAY RETAIN OR USE SEPARATE COUNSEL TO REPRESENT IT, INCLUDING IN-HOUSE COUNSEL. CONTRACTOR SHALL MAINTAIN CONTROL OF THE DEFENSE, EXCEPT THAT IF THE SETTLEMENT OF A CLAIM WOULD ADVERSELY AFFECT SBC, CONTRACTOR MAY SETTLE THE CLAIM AS TO SBC ONLY WITH ITS CONSENT, WHICH CONSENT SHALL NOT BE UNREASONABLY WITHHELD OR DELAYED. CONTRACTOR SHALL PAY THE

FULL AMOUNT OF ANY JUDGMENT, AWARD OR SETTLEMENT WITH RESPECT TO THE CLAIM AND ALL OTHER EXPENSES RELATED TO THE RESOLUTION OF THE CLAIM, INCLUDING COSTS, INTEREST AND REASONABLE ATTORNEYS' FEES. IF SBC IS REQUIRED TO TAKE ANY ACTION TO ENFORCE ITS INDEMNITY RIGHTS UNDER THIS AGREEMENT, OR TO ASSUME THE DEFENSE OF ANY CLAIM FOR WHICH IT IS ENTITLED TO RECEIVE AN INDEMNITY UNDER THIS AGREEMENT, BECAUSE OF CONTRACTOR'S FAILURE TO PROMPTLY ASSUME SUCH DEFENSE, THEN SBC MAY ALSO RECOVER FROM CONTRACTOR ANY REASONABLE ATTORNEYS' FEES (INCLUDING COST OF IN-HOUSE COUNSEL AT MARKET RATES FOR ATTORNEYS OF SIMILAR EXPERIENCE) AND OTHER COSTS OF ENFORCING ITS INDEMNITY RIGHTS OR ASSUMING SUCH DEFENSE.

f. CONTRACTOR AGREES NOT TO IMPLEAD OR BRING ANY ACTION AGAINST SBC OR SBC'S EMPLOYEES BASED ON ANY CLAIM BY ANY PERSON FOR PERSONAL INJURY OR DEATH THAT OCCURS IN THE COURSE OR SCOPE OF EMPLOYMENT OF SUCH PERSON BY CONTRACTOR AND RELATES TO CONTRACTOR'S PERFORMANCE UNDER THIS AGREEMENT.

g. EXCEPT FOR CLAIMS ARISING FROM SBC's SOLE OR GROSS NEGLIGENCE, ACTS OF INTENTIONAL MISCONDUCT, OR CONDUCT SUBJECT TO STRICT LIABILITY, CONTRACTOR AGREES THAT IT WILL RELEASE, WAIVE AND DISCHARGE SBC FROM ANY AND ALL CLAIMS, DAMAGES, COSTS, EXPENSES OR LOSSES IN CONNECTION WITH OR RESULTING FROM THE MATERIAL PURCHASED HEREUNDER. THIS RELEASE, WAIVER, DISCHARGE, AND FORBEARANCE EXTENDS TO CLAIMS OF EVERY NATURE AND KIND, KNOWN OR UNKNOWN, SUSPECTED OR UNSUSPECTED, DISCOVERED AND UNDISCOVERED, ASSOCIATED WITH OR ARISING OUT OF THIS AGREEMENT, AND CONTRACTOR HEREBY WAIVES ALL RIGHTS, IF ANY, UNDER SECTION 1542 OF THE CIVIL CODE OF CALIFORNIA, AND ANY SIMILAR PROVISIONS UNDER THE LAWS OF ANY OTHER APPLICABLE STATE OF THE UNITED STATES, PERTAINING TO WAIVERS OF UNKNOWN OR UNSUSPECTED CLAIMS. SECTION 1542 READS AS FOLLOWS:

> A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

3.16 Information

a. Information furnished by SBC.

1. Any Information furnished to Contractor in connection with this Agreement, including Information provided under a separate Non-Disclosure Agreement prior to executing this Agreement, shall remain SBC's property. Unless the Information was previously known to Contractor free of any obligation to keep it confidential, or has been or is subsequently made public by SBC or a third party, without violating a confidentiality obligation, it shall be kept confidential by Contractor, shall be used only in performing under this Agreement, and may not be used for other purposes, except as may be agreed upon between Contractor and SBC in writing. Contractor is granted no rights or license to the Information. All copies of the Information, in written, graphic or other tangible form, shall be returned to SBC upon the earlier of (i) SBC's request or (ii) upon Termination, Cancellation, or expiration of this Agreement. All copies of Information in intangible form, such as electronic records, including electronic mail, shall be destroyed upon the earlier of (i) SBC's request or (ii) upon Termination, Cancellation, or expiration of this Agreement, and Contractor shall certify to SBC the destruction of all intangible copies of the Information.

2. Contractor understands and agrees that any and all field trial results prepared by SBC are and shall remain the property of SBC and are hereby deemed SBC's proprietary Information. Therefore, it shall be SBC's option, in its sole discretion, to furnish Contractor with copies of any field trial results. Contractor's use of field trial reports furnished by SBC shall be governed by the Publicity Section of this Agreement, in addition to the provisions contained in this Section, "Information."

b. Information furnished by Contractor.

Any Information furnished by Contractor to SBC under this Agreement shall remain Contractor's property. No Information furnished by Contractor to SBC in connection with this Agreement shall be considered to be confidential or proprietary unless it is conspicuously marked as such. If Contractor provides SBC with any proprietary or confidential Information which is conspicuously marked, SBC shall use the same degree of care to prevent its disclosure to others as SBC uses with respect to its own proprietary or confidential Information. Notwithstanding the preceding sentences, no installation, operation, repair or maintenance Information of Contractor that pertains to the Material and Services which are the subject of this Agreement shall be considered to be proprietary or confidential, and SBC may disclose such Information to others for the purpose of installing, operating, repairing, replacing, removing and maintaining the Material.

c. Where an existing Agreement between SBC and Contractor will be Terminated and a new Agreement will be executed in its place, the destruction or return of Information will not be required.

3.17 Infringement of Third Party Intellectual Property Rights

a. Contractor agrees to defend, indemnify and hold SBC harmless from and against any Liability, including increased damages for willful infringement, that may result because of any infringement, or claim of infringement, of any trade secret, patent, trademark, copyright or other proprietary interest of any third party based on the normal use or installation of any Material or Services furnished to SBC.

b. Contractor represents and warrants that it has made reasonable independent investigation to determine the legality of its right to sell or license the Material or provide Services as specified in this Agreement.

c. In addition to Contractor's other obligations set forth in this Section, if an injunction or order is obtained against SBC's use of any Material or Services, or, if in Contractor's opinion, any Material or Service is likely to become the subject of a claim of infringement, Contractor will, at its expense:

1. Procure for SBC the right to continue using the Material or Service; or
2. After consultation with SBC, replace or modify the Material or Service to make it a substantially similar, functionally equivalent, non-infringing Material or Service.

d. If the Material or Service is purchased or licensed, and neither (c)(1) nor (c)(2) above is possible, in addition to SBC's other rights, SBC may cancel the applicable Order and require Contractor to remove, or cause the removal and return of the Material or Service from SBC's location and refund any charges paid by SBC.

e. In no event will SBC be liable to Contractor for any charges after the date that SBC no longer uses any Material or Service because of actual or claimed infringement.

f. Contractor agrees to defend or settle, at its own expense, any action or suit for which it is responsible under this Section. SBC agrees to notify Contractor promptly of any claim of infringement and cooperate in every reasonable way to facilitate the defense. Contractor shall afford SBC, at its own expense and with counsel of SBC's choice, an opportunity to participate on an equal basis with Contractor in the defense or settlement of any claim for infringement.

3.18 Insurance

a. With respect to performance hereunder, and in addition to Contractor's obligation to indemnify, Contractor agrees to maintain, at all times during the term of this Agreement, the following minimum insurance coverages and limits and any additional insurance and/or bonds required by law:

1. Workers' Compensation insurance with benefits afforded under the laws of the state in which the Services are to be performed and Employers Liability insurance with minimum limits of $100,000 for Bodily Injury-each accident, $500,000 for Bodily Injury by disease-policy limits and $100,000 for Bodily Injury by disease-each employee.

2. Commercial General Liability insurance with minimum limits of: $2,000,000 General Aggregate limit; $1,000,000 each occurrence sub-limit for all bodily injury or property damage incurred in any one occurrence; $1,000,000 each occurrence sub-limit for Personal Injury and Advertising; $2,000,000 Products/Completed Operations Aggregate limit, with a $1,000,000 each occurrence sub-limit for Products/Completed Operations. Fire Legal Liability sub-limits of $300,000 are required for lease agreements.

   SBC and its Affiliates will be listed as an additional insured on the Commercial General Liability policy.

3. If use of a motor vehicle is required, Automobile Liability insurance with minimum limits of $1,000,000 combined single limits per occurrence for bodily injury and property damage, which coverage shall extend to all owned, hired, and non-owed vehicles.

4. SBC requires that companies providing insurance coverage have a rating of B+ or better and a Financial Size Category rating of VII or better rating, as rated in the A.M. Best Key Rating Guide for Property and Casualty Insurance Companies.

b. A certificate of insurance stating the types of insurance and policy limits provided the Contractor must be received prior to commencement of any Work. If a certificate is not received, Contractor hereby authorizes SBC, and SBC may, but is not required, to obtain insurance on behalf of Contractor as specified herein. SBC will either invoice Contractor for the costs incurred to so acquire insurance or will reduce by an applicable amount any amount owed to Contractor.

c. The cancellation clause on the certificate of insurance will be amended to read as follows:

   THE ISSUING COMPANY WILL MAIL THIRTY (30) DAYS WRITTEN NOTICE TO THE CERTIFICATE HOLDER PRIOR TO CANCELLATION OR A MATERIAL CHANGE TO THE POLICY DESCRIBED ABOVE.

d. The Contractor also shall require all subcontractors performing Work under an Order or who may enter upon the Work site to maintain the same insurance requirements listed above, including the requirement to add SBC and its Affiliates as additional insured on the subcontractors' Commercial General Liability policies.

3.19 Intellectual Property

Contractor agrees that any Information or any and all property interest developed by Contractor or SBC under or in connection with the Work, including but not limited to, copyrights, trademarks, service marks, patents, patent applications, and trade secrets relating thereto, shall become the sole property of SBC and Contractor hereby assigns its interest, if any, to SBC.

3.20 Invoicing and Payment

a. Contractor is required to invoice SBC within 45 days of Completion of Work. Except as provided under Section 4.6(c), Contractor shall invoice SBC electronically using the Electronic Data Interchange ("EDI") system.. Contractor is required to fill in all the required fields of information in the EDI system. Any manual invoice submitted pursuant to Section 4.6(c) must contain the following information:

1. Contractor's firm name and remit to address;
2. Invoice number;
3. Invoice date;
4. Invoice made out to: As it appears on the Order in the "Mail bill to:" area;
5. SBC Agreement Number;
6. Work request date;
7. SBC project number/ Order number;
8. Location of project;
9. Description of actual Work performed;
10. Detailed breakdown of the expenses (article and description);
11. Total amount due;
12. Days worked - Start/Complete dates or consecutive dates are acceptable;
13. Copy of work request;
14. Hourly time sheets (if applicable) signed by a SBC representative -(Invoice should have Contract Employees identification number and full name including middle initial);
15. Billing sequence number for partial billing (when allowed) - When single bill covers total amount, only "Final" need be shown; and,

16. Receipts to support miscellaneous charges, if applicable, e.g., recording fees, filing fees, easement payments, etc.

b. The Parties further intend and agree that each invoice submitted, whether manually or through EDI, shall contain specific reference to the SBC Agreement Number and that each invoice incorporates all terms and conditions of the Agreement as if such terms and conditions were set forth specifically therein.

c. SBC shall pay Contractor in accordance with the rates and prices set forth in this Agreement or in an applicable Order within forty-five (45) days of the date of receipt of the invoice. Payment for shortages or Services not conforming to the Specifications, and portions of any invoice in dispute, may be withheld by SBC until such problem has been resolved. If SBC disputes any invoice rendered or amount paid, SBC shall so notify Contractor. The Parties shall use their best efforts to resolve such dispute expeditiously. Invoices received by SBC more than one (1) year after the performance of Services or Delivery of Material are untimely and SBC shall have no obligation to pay such invoices.

d. Invoices for or including freight charges shall be accompanied by legible copies of prepaid freight bills, express receipts, or bills of lading supporting the invoice amounts. Such invoices shall include (1) carrier's name, (2) date of shipment, (3) number of pieces, (4) weight, and (5) freight classification.

e. SBC may deduct any setoff or recoupment claims that it or its Affiliates may have against Contractor from amounts due or to become to Contractor, whether under this Agreement or otherwise. Contractor shall pay any amount due to SBC or its Affiliates that is not applied against the invoiced amounts thirty (30) days after written demand by SBC.

f. Contractor agrees to accept standard, commercial methods of payment and evidence of payment obligations, including, but not limited to, credit card payments, purchasing card payments, SBC's purchase orders and electronic fund transfers, in connection with the purchase of the Material and Services.

3.21 Licenses and Patents

No licenses, express or implied, under any patents, copyrights, trademarks or other intellectual property rights, are granted by SBC to Contractor under this Agreement.

3.22 Limitation of Liability

SBC will not be liable for consequential, incidental, special, or punitive damages, or for loss of revenue or profit in connection with the performance or failure to perform this Agreement, regardless of whether such Liability arises from breach of contract, tort, or any other theory of Liability.

3.23 Most Favored Customer

Contractor represents and warrants that all prices, benefits, warranties and other terms and conditions in this Agreement are and will continue to be during the term of this Agreement no less favorable than those currently being offered or which will be offered by Contractor to any of its similarly situated customers.

3.24 MBE/WBE/DVBE

a. SBC is committed to encouraging purchases with minority, women, and disabled veteran business enterprises ("MBE/WBE/DVBE"). It is not the intent of this Agreement to subcontract Orders to other sources. However, if the need should arise, Contractor will make every effort to subcontract Work to a MBE/WBE/DVBE supplier.

b. Contractor may also be required to purchase Material from time to time under this Agreement. Contractor will make every effort to make Material purchases from a MBE/WBE/DVBE supplier.

c. If Work is subcontracted or Material is purchased from a MBE/WBE/DVBE supplier, Contractor shall report all expenditures to SBC on a quarterly basis.

   1. For purchases under this Agreement by Pacific Bell, Pacific Bell Directory, Pacific Bell Mobile Services, Pacific Bell Information Services, Pacific Bell Communications, and any other entity operating principally in California (collectively "California Affiliates"), Minority and Women Business Enterprises (MBEs/WBEs) are defined as businesses which satisfy the requirements of Subparagraph 2. below and are certified as MBEs/WBEs by the California Public Utilities Commission Clearinghouse ("CPUC-certified"). For purchases under this Agreement by any entity that is not a California Affiliate, MBEs/WBEs are defined as businesses which satisfy the requirements of Subparagraph 2. below and are either CPUC-certified or are certified as MBEs/WBEs by a certifying agency recognized by SBC.

   2. MBEs/WBEs must be at least fifty-one percent (51%) owned by a minority individual or group or by one or more women (for publicly-held businesses, at least fifty-one percent (51%) of the stock must be owned by one or more of those individuals), and the MBEs/WBEs' management and daily business operations must be controlled by one or more of those individuals, and these individuals must be either U.S. citizens or legal aliens with permanent residence status. For the purpose of this definition, minority group members include male or female Asian Americans, Black Americans, Filipino Americans, Hispanic Americans, Native Americans (i.e., American Indians, Eskimos,

Aleuts and Native Hawaiians), Polynesian Americans, and multi-ethnic (i.e., any combination of MBEs and WBEs where no one specific group has a fifty-one percent (51%) ownership and control of the business, but when aggregated, the ownership and control combination meets or exceeds the fifty-one percent (51%) rule). "Control" in this context means exercising the power to make policy decisions. "Operate" in this context means actively involved in the day-to-day management of the business and not merely acting as officers or directors.

3. For purchases under this Agreement by California Affiliates, Disabled Veteran Business Enterprises (DVBEs) are defined as business concerns that satisfy the requirements of Subparagraph 5. below and are certified as DVBEs by the California State Office of Small and Minority Business (OSMB). The DVBE must be a resident of the State of California, and must satisfy the requirements of Subparagraph 5. below.

4. For purchases under this Agreement by any entity that is not a California Affiliate, DVBEs are defined as any business concern that satisfies the requirements of Subparagraph 5. below and is either a defined DVBE for purchases by California Affiliates, or is certified as a DVBE by a certifying agency recognized by SBC.

5. The DVBE must be (1) a non-publicly-owned business at least fifty-one percent (51%) owned by one or more disabled veterans; or (2) a publicly-owned business in which at least fifty-one percent (51%) of the stock is owned by one or more disabled veterans; or (3) a subsidiary which is wholly owned by a parent corporation, but only if at least fifty-one percent (51%) of the voting stock of the parent corporation is owned by one or more disabled veterans; or (4) a joint venture in which at least fifty-one percent (51%) of the joint venture's management and control and earnings are held by one or more disabled veterans. In each case, the management and control of the daily business operations must be by one or more disabled veterans. A disabled veteran is a veteran of the military, naval or air service of the United States with a service-connected disability. "Management and control" in this context means exercising the power to make policy decisions and actively involved in the day-to-day management of the business and not merely acting as officers or directors.

3.25 Non-Exclusive Market

It is expressly understood and agreed that this Agreement does not grant Contractor an exclusive privilege to provide to SBC any or all Material and Services of the type described in this Agreement, nor does it require SBC to purchase or license any Material or Services. It is, therefore, understood that SBC may contract with other manufacturers and suppliers for the procurement or trial of comparable Material and Services, and that SBC may itself perform the Services described herein.

3.26 Notices

a. Except as otherwise provided in this Agreement or an applicable Order, all notices or other communications hereunder shall be deemed to have been duly given when made in writing and either 1) delivered in person, or 2) when received, if provided by an overnight or similar delivery service, or 3) when received, if deposited in the United States Mail, postage prepaid, return receipt requested, and addressed as follows:

To: BROADBAND COMMUNICATION SERVICES, INC.
279 E. Central Street #119
Franklin, MA 2038

To: SBC SERVICES, INC.
11930 Airline Dr., Rm. 210
Houston, Texas 77037

b. The address to which notices or communications may be given by either Party may be changed by written notice given by such Party to the other pursuant to this Section.

3.27 Price

Material and Services shall be furnished to SBC by Contractor in accordance with the prices set forth in Appendix 1 through 1.4, any pricing Specifications in Appendices 2, 2.3 and 4, and/or in Orders submitted by SBC for such Material and Services, whichever price is lower ("Prices"). The Parties agree that the Prices are either appended to this Agreement in printed format or are contained in a read-only CDR. Any CDR submitted by Contractor shall be labeled with the SBC Agreement Number and shall be considered part of this Agreement as if the contents of the CDR were printed in their entirety and appended to this Agreement. Except as otherwise specified, Contractor's price for Material and Services includes the price for all related Material or Services necessary for SBC to use the Material and/or Services for its intended purpose, as well as all other Contractor obligations under this Agreement. The prices for Materials and Services specified in this Agreement or in Orders are subject to change only in accordance with this Agreement, which changes must be in writing and signed by both Parties. SBC reserves the right to open bidding on prices at any time after twelve (12) months after the Effective Date.

3.28 Publicity

Contractor shall not use SBC's or its Affiliates' names or any language, pictures, trademarks, service marks or symbols which could, in SBC's judgment, imply SBC's or its Affiliates' identity or endorsement by SBC, its Affiliates or any of its employees in any (a) written, electronic or oral advertising or presentation, or (b) brochure, newsletter, book, electronic database or other written material of whatever nature, without SBC's prior written consent (hereafter the terms in subsections (a) and (b) shall be collectively referred to as "Publicity Matters"). Contractor will submit to SBC for written approval, prior to publication, all Publicity Matters that mention or display SBC's or its Affiliates' names, trademarks or service marks, or that contain any symbols, pictures or language from which a connection to said names or marks may be inferred or implied. Contractor, its employees, agents and subcontractors, shall refer any questions from the media or third parties regarding the Work to SBC and shall not discuss the Work with the media or third parties. A breach of this Publicity Section shall be deemed a material breach of this Agreement.

3.29 Records and Audits

Contractor agrees that it will:

a. Maintain complete and accurate records related to the Material and Services provided by Contractor to SBC, including records of all amounts billable to and payments made by SBC in accordance with Generally Accepted Accounting Principles and Practices, uniformly and consistently applied in a format that will permit audit;

b. Retain such records and reasonable billing detail for a period of at least three (3) years from the date of final payment for Material and Services;

c. Provide reasonable supporting documentation to SBC concerning any disputed invoice amount within thirty (30) calendar days after receipt of written notification of such dispute;

d. Permit SBC and its authorized representatives to inspect and audit during normal business hours the charges invoiced to SBC. Should SBC request an audit, Contractor will make available any pertinent records and files to SBC during normal business hours at no additional charge; and,

e. If SBC finds that Contractor has incurred an error rate of one percent (1%) or more on a random sampling of invoices, Contractor will be required to reimburse SBC for the amount of the error plus all of SBC's costs to complete the audit. In such event, SBC also will have, at its discretion, the right to audit all of Contractor's invoices for up to the previous three (3) years and be reimbursed by Contractor the amount of any errors, plus all of SBC's costs to complete the audit. Contractor also shall pay SBC for interest on the amount of any error, beginning from the date of the error to the date of payment. Interest shall be at the rate specified in Section 3.8(c), "Construction and Interpretation."

3.30 Severability

If any provision or any part of a provision of this Agreement is held invalid or unenforceable, such invalidity or non-enforceability shall not invalidate or render unenforceable any other portion of this Agreement. The entire Agreement will be construed as if it did not contain the particular invalid or unenforceable provision(s), and the rights and obligations of the Parties will be construed and enforced accordingly.

3.31 Survival of Obligations

Obligations and rights in connection with this Agreement which by their nature would continue beyond the Termination, Cancellation or expiration of this Agreement, including, but not limited to, those in the Sections entitled "Compliance with Laws," "Infringement of Third Party Intellectual Property Rights," "Indemnity," "Publicity," "Severability," "Information," "Independent Contractor," and "Warranty," will survive the Termination, Cancellation, or expiration of this Agreement.

3.32 Taxes

a. Contractor may invoice SBC the amount of any federal excise taxes or state or local sales taxes imposed upon the sale of Material or provision of Services as separate items, if applicable, listing the taxing jurisdiction imposing the tax. Installation, labor and other non-taxable charges must be separately stated. SBC agrees to pay all applicable taxes to Contractor which are stated on and at the time the Material or Service invoice is submitted by Contractor. Contractor agrees to remit taxes to the appropriate taxing authorities. Contractor agrees that it will honor properly prepared retail sales tax exemption certificates, which SBC may submit, pursuant to the relevant Sales/Use tax provisions of the taxing jurisdictions.

b. Contractor agrees to pay, and to hold SBC harmless from and against, any penalty, interest, additional tax, or other charge that may be levied or assessed as a result of the delay or failure of Contractor, for any reason, to pay any tax or file any return or information required by law, rule or regulation or by this Agreement to be paid or filed by Contractor. Contractor agrees to pay and to hold SBC harmless from and against any penalty or sanction assessed as a result of Contractor doing business with any country subject to U.S. trade restrictions.

c. Upon SBC's request, the Parties shall consult with respect to the basis and rates upon which Contractor shall pay any taxes or fees for which SBC is obligated to reimburse Contractor under this Agreement. If SBC determines that in its opinion any such taxes or fees are not payable, or should be paid on a basis less than the full price or at rates less than the full tax rate, Contractor shall make payment in accordance with such determinations and SBC shall be responsible for such determinations. If collection is sought by the taxing authority for a greater amount of taxes than that so determined by SBC, Contractor shall promptly notify

SBC. Contractor shall cooperate with SBC in contesting such determination, but SBC shall be responsible and shall reimburse Contractor for any tax, interest, or penalty in excess of its determination. If SBC desires to contest such collection, SBC shall promptly notify Contractor. If SBC determines that in its opinion it has reimbursed Contractor for sales or use taxes in excess of the amount which SBC is obligated to reimburse Contractor, SBC and Contractor shall consult to determine the appropriate method of recovery of such excess reimbursements. Contractor shall credit any excess reimbursements against tax reimbursements or other payments due from SBC if and to the extent Contractor can make corresponding adjustments to its payments to the relevant tax authority. At SBC's request, Contractor shall timely file any claims for refund and any other documents required to recover any other excess reimbursements, and shall promptly remit to SBC all such refunds and interest received.

d. If any taxing authority advises Contractor that it intends to audit Contractor with respect to any taxes for which SBC is obligated to reimburse Contractor under this agreement, Contractor shall (1) promptly so notify SBC, (2) afford SBC an opportunity to participate on an equal basis with Contractor in such audit with respect to such taxes and (3) keep SBC fully informed as to the progress of such audit. Each Party shall bear its own expenses with respect to any such audit, and the responsibility for any additional tax, penalty or interest resulting from such audit shall be determined in accordance with the applicable provisions of this Section. Contractor's failure to comply with the notification requirements of this Section shall relieve SBC of its responsibility to reimburse Contractor for taxes only if Contractor's failure materially prejudiced SBC's ability to contest imposition or assessment of those taxes.

e. In addition to its rights under Subparagraph (d) above with respect to any tax or tax controversy covered by this Tax Section 3.32, SBC will be entitled to contest, pursuant to applicable law and tariffs, and at its own expense, any tax previously billed that it is ultimately obligated to pay. SBC will be entitled to the benefit of any refund or recovery of amounts that it had previously paid resulting from such a contest. Contractor will cooperate in any such contest, provided that all costs and expenses incurred in obtaining a refund or credit for SBC shall be paid by SBC.

f. If either Party is audited by a taxing authority or other governmental entity, the other Party agrees to reasonably cooperate with the Party being audited in order to respond to any audit inquiries in an appropriate and timely manner, so that the audit and any resulting controversy may be resolved expeditiously.

3.33 *Term of Agreement*

a. This Agreement is effective on the date the last Party signs and, unless Terminated or Cancelled as provided in this Agreement, shall remain in effect for a term of three (3) years (the "Initial Term").

b. After the Initial Term, SBC shall have the option to extend the term for additional periods of twelve (12) months each by giving Contractor written notice at least sixty (60) days prior to the expiration of the Initial Term or any extended Term. The Termination, Cancellation or expiration of this Agreement shall not affect the obligations of either Party to the other Party pursuant to any Order previously executed hereunder, and the terms and conditions of this Agreement shall continue to apply to such Order as if this Agreement had not been Terminated or Cancelled.

3.34 Title and Risk

Title to Material purchased, but not to Material licensed, will vest in SBC when the Material has been accepted at the F.O.B. point designated by SBC. If this Agreement calls for Contractor to perform additional Services after Material has been provided, such as unloading or installation, then Contractor will retain risk of loss to the Material until the additional Services have been completed and Accepted by SBC.

3.35 Warranty

a. Contractor represents and warrants that:

1. Material furnished hereunder will be merchantable, free from defects in design, material and workmanship, fit and sufficient for the purposes intended by SBC, free from all liens and encumbrances and will strictly conform to and perform in accordance with applicable Specifications, drawings and samples.

2. If Material contains one or more original equipment or software manufacturer's ("OEM") warranties, it has the authority to and does hereby assign such warranties to SBC.

3. All Material provided to SBC hereunder shall be tested prior to shipment to ensure its compliance with the Specifications.

4. Any Services provided hereunder will be performed in a first-class, professional manner, in strict compliance with the Specifications, and with the care, skill, and diligence, and in accordance with the applicable standards, currently recognized in Contractor's profession or industry.

5. There are no actions, suits, or proceedings, pending or threatened, which will have a material adverse effect on Contractor's ability to fulfill its obligations under this Agreement;

6. It will immediately notify SBC if, during the term of this Agreement, Contractor becomes aware of any action, suit, or proceeding, pending or threatened, which may have a

material adverse effect on Contractor's ability to fulfill the obligations under this Agreement or any Order;

7. It has all necessary skills, rights, financial resources, and authority to enter into this Agreement and related Orders, including the authority to provide or license the Material or Services;

8. The Material and Services will not infringe any patent, copyright, or other intellectual property;

9. No consent, approval, or withholding of objection is required from any entity, including any governmental authority, with respect to the entering into or the performance of this Agreement or any Order;

10. The Material and Services will be provided free of any lien or encumbrance of any kind;

11. Contractor will be fully responsible and liable for all acts, omissions, and Work performed by any of its representatives, including any subcontractor;

12. All representatives, including subcontractors, will strictly comply with the provisions specified in this Agreement and any Order; and,

13. Contractor will strictly comply with the terms of this Agreement and the terms of any Order, including those specified in any Exhibits or Appendices thereto.

b. The warranty period for Material and Services shall be the longer of the warranty period stated in the Order, the Specifications, the applicable OEM's warranty, or two (2) years. The warranty period in all cases shall commence upon Acceptance.

c. All warranties will survive inspection, acceptance, payment and use. These warranties will be in addition to all other warranties, express, implied or statutory.

d. If at any time during the warranty period for Material or Services, SBC believes there is a breach of any warranty, SBC will notify Contractor setting forth the nature of such claimed breach. Contractor shall promptly investigate such claimed breach and shall either 1) provide information satisfactory to SBC that no breach of warranty in fact occurred, or 2) at no additional charge to SBC, promptly use its best efforts to take such action as may be required to correct such breach.

e. If a breach of warranty has not been corrected within a commercially reasonable time, or if two or more breaches of warranty occur in any sixty (60) day period, SBC may Cancel this Agreement and/or the applicable Order. Contractor will defend, indemnify and hold SBC harmless from and against all Liabilities for a breach of these representations and warranties.

3.36 Orders

a. SBC may order Material and Services pursuant to this Agreement by submitting Orders to Contractor. Except as provided for in Section 4.6(c), SBC shall submit Orders to Contractor electronically through EDI systems. Any manual Orders submitted pursuant to Section 4.6(c) will contain the following information:

1. A description of the Services and/or Material, including any numerical/alphabetical identification referenced in the applicable price list;
2. The requested Delivery or Completion Date;
3. The applicable price(s);
4. The location to which the Material is to be shipped, or the site where Services will be rendered;
5. The location to which invoices are to be sent for payment;
6. SBC's Order number; and.
7. SBC Agreement Number.

b. The Parties further intend and agree that each Order submitted, whether manually or through EDI, shall contain specific reference to the SBC Agreement Number and that each Order incorporates all terms and conditions of the Agreement as if such terms and conditions were set forth specifically therein.

c. The Parties agree that once SBC submits an Order pursuant to this Agreement Contractor is bound pursuant to Section 3.10 to deliver the requested work as requested.

d. In the event of a conflict or inconsistency between this Agreement and any Order, the Order shall control for purposes of that Order only.

ARTICLE IV - SPECIAL TERMS

4.1 Access

a. When appropriate, Contractor shall have reasonable access to SBC's premises during normal business hours, and at such other times as may be agreed upon by the Parties, to enable Contractor to perform its obligations under this Agreement. Contractor shall coordinate such access with SBC's designated representative prior to visiting such premises. Contractor will ensure that only persons employed by Contractor or subcontracted by Contractor will be allowed to enter SBC's premises. If SBC requests Contractor or its Subcontractor to discontinue furnishing any person provided by Contractor or its Subcontractor from performing Work on SBC's premises or job site, Contractor shall immediately comply with such request. Such person shall leave SBC's premises or job site promptly, and Contractor shall not furnish such person again to perform Work on SBC's premises without SBC's written consent. The Parties agree that, where required by governmental regulations, Contractor will submit satisfactory clearance from the U.S. Department of Defense and/or other federal, state, or local authorities.

b. SBC requires Contractor or its representatives, including employees and subcontractors, to exhibit identification credentials, which SBC may issue, to gain access to SBC's premises for the performance of Services. If for any reason, any Contractor representative is no longer performing such Services, Contractor shall immediately inform SBC. Notification shall be followed by the prompt delivery to SBC of the identification credentials, if issued by SBC, or a written statement of the reasons why the identification credentials cannot be returned. Contractor agrees to comply with SBC's corporate policy requiring Contractor or its representatives, including employees and subcontractors, to exhibit their company photo identification in addition to the SBC photo identification when on SBC premises

c. Contractor shall ensure that its representatives, including employees and subcontractors, while on or off SBC's premises, will perform Services which (i) conform to the Specifications, (ii) protect SBC's Material, buildings, and structures, (iii) do not interfere with SBC's business operations, and (iv) are performed with care and due regard for the safety, convenience, and protection of SBC, its employees, and property, and in full conformance with the policies specified in the SBC Code of Conduct, which prohibits the possession of a weapon or an implement which can be used as a weapon (a copy of the SBC Code of Conduct is available upon request).

d. Contractor shall be responsible for ensuring that all persons furnished by Contractor work harmoniously with all others when on SBC's premises.

4.2 Background Checks

a. Contractor shall conduct a background check for each individual providing Services to SBC to identify whether the individual has been convicted of a felony in the count(ies) in which they currently live and work and have lived and worked in the past seven (7) years. Effort should be made to ensure that the individual is not falsifying his name, date of birth, and/or Social Security Number.

b. If an employee of Contractor or its subcontractor will be providing Services with hourly rates on SBC premises, Contractor agrees that the background check will also cover misdemeanor convictions and that such individuals may be subjected to drug testing prior to his/her commencement of Services on SBC's premises.

c. Contractor agrees that no individual convicted of a felony will be permitted to provide Services in connection with an Order submitted by SBC without SBC's consent. Contractor agrees that no individual presenting a positive drug screen will be permitted to provide Services on SBC's premises in connection with an Order submitted by SBC without SBC's consent.

d. Without limiting the obligations set forth in subparagraphs (2)-(c) above, for any work Contractor is to perform in Oklahoma, Contractor agrees to comply with all Oklahoma requirements under 57 Okla.Stat.§ 589 and 70 Okla.Stat. §6-101.48 regarding the Oklahoma Sex Offender Registry and the Mary Rippy Violent Crime Offender Registry.

4.3 Identification of Contractor's Personnel and Equipment

a. Contractor's personnel, who may have contact with the public while performing Services for SBC, shall carry and display upon request identification showing that they are the employees of Contractor. Contractor's personnel shall be responsible for securing permission to enter upon private property when entry is necessary to Contractor's performance of the Service.

b. All of Contractor's owned, leased or rented vehicles shall be marked with Contractor's identification, including Contractor's company name and telephone number.

4.4 Contractor's Use of Customer's Lines/Phone Service

Contractor hereby ensures that its representatives will avoid the use of customer lines to place calls, to do testing or for any other purpose if at all possible. If such use cannot be avoided, Contractor's employees will use a calling card or other means, which prevent charges to customer accounts. Contractor will inform its representatives of this requirement and take steps to enforce compliance and, upon request, will provide documentation thereof to SBC.

4.5 Damage to Property

If Contractor causes damage to SBC's property, including damage to copper or fiber cable, Contractor shall reimburse SBC for any damages or losses incurred in connection therewith, including damages for loss of use.

4.6 Electronic Data Interchange (EDI)

a. Except as provided for in subsection (c) of this Section, the Parties shall exchange orders, payments, acknowledgements, invoices, remittance notices, and other records ("Data") electronically, through EDI, in place of tangible documents. The Parties agree to exchange such Data in accordance with the Telecommunications Industry Forum EDI Guidelines for use of American National Standards Institute (ANSI) Accredited Standards Committee X12 transaction sets, unless they mutually agree to a proprietary format or another standard such as Extensible Markup Language (XML). The Parties agree that use of EDI will be as valid as if Data were transmitted using tangible documents.

b. The following additional conditions apply to any such exchanges:

1. Garbled Transmissions: If any Data is received in an unintelligible, electronically unreadable, or garbled form, the receiving Party shall promptly notify the originating Party (if identifiable from the received Data) in a reasonable manner. In the absence of such notice, the originating Party's record of the contents of such Data shall control.

2. Signatures: Each Party will incorporate into each EDI transmission an electronic identification consisting of symbol(s) or code(s) ("Signature"). Each Party agrees that any predetermined Signature of such Party included in or affixed to any EDI transmission shall be sufficient to verify such Party originated, "signed" and "executed" such transmission. No Party shall disclose to any unauthorized person the Signatures of the Parties hereto.

3. Statute of Frauds: The Parties expressly agree that all Data transmitted pursuant to this clause shall be deemed to be a "writing" or "in writing" for purposes of the Uniform Commercial Code (UCC). Any such Data containing or having affixed to it a Signature shall be deemed for all purposes to: (i) to have been "signed" and "executed"; and (ii) to constitute an "original" when printed from electronic files or records established and maintained in the normal course of business.

4. Method of Exchange: Exchange of Data will be made by direct electronic or computer systems communication between SBC and Contractor or by indirect communications using a third party service provider ("Provider") or Value Added Network ("VAN") to translate, forward and/or store such Data. Each Party shall be responsible for the cost(s) and associated cost(s) of any Provider or VAN with which it contracts.

5. When the Parties are using EDI, the requirements of the EDI system will govern and will control if in conflict with any other provision of this Agreement.

c. In the event that SBC informs Contractor that the EDI system is inoperable for any extended period of time, during such period of inoperation, the Parties may exchange Data manually through use of tangible documents. Any tangible documents submitted pursuant to this subsection shall comply with Sections 3.20 and 3.36 as applicable. Once SBC informs Contractor that the EDI system is again operational, the Parties shall submit Data in accordance with subsection (a) of the Section.

4.7 Emergency Work

In an emergency, SBC representatives may orally request Contractor to perform Work. SBC shall issue an Order for all such oral requests.

4.8 Hazardous Material and Regulated Substances

a. If Contractor or its subcontractors provide Material and/or Services in a state other than California, then Subparagraphs 1. through 5., of this Subsection a., shall apply.

1. A "Regulated Substance" as referenced in this clause is a generic term used to describe all materials that are regulated by the federal or any state or local government during transportation, handling and/or disposal. This includes, but is not limited to, materials that are regulated as (a)"hazardous materials" under the Hazardous Materials Transportation Act and the Control of Radioactive Contamination of the Environment Law, (b)"chemical hazards" under the Occupational Safety and Health Administration (OSHA) standards, (c)"chemical substances or mixtures" under the Toxic Substances Control Act, (d)"pesticides" under the Federal Insecticide, Fungicide and Rodenticide Act and (e)"hazardous wastes" as defined or listed under the Resource Conservation and Recovery Act and the Hazardous Waste Control Law.

2. Contractor shall comply with all applicable Laws, including any notice requirements, regarding any Material ordered hereunder which contains or consists of a Regulated Substance or any Service ordered hereunder which involves the handling, use, storage, recycling, disposal or transportation of Regulated Substances. Contractor shall notify SBC and provide SBC with all necessary information (including but not limited OSHA Material Safety Data Sheets (MSDS) at least thirty (30) days before shipping Material containing or consisting of Regulated Substances to SBC or commencing the performance of Services for SBC involving the handling or use of Regulated Substances. Each MSDS must include an attachment indicating the specific worker protection equipment requirement for use of the Regulated Substance covered thereby.

3. Notwithstanding any other provisions of this Agreement, SBC shall have the right, but not the duty, to terminate without Liability any Order for Material containing or consisting of a Regulated Substance or for Services involving the handling or use of Regulated Substances within thirty (30) days after such notification from Contractor. Otherwise, SBC and Contractor shall cooperate concerning the acceptance of such Material and Services. Contractor shall mark all Material and/or materials which are required by all applicable Laws to be so marked, and shall provide assistance to SBC of an advisory nature in the handling and use of Regulated Substances provided hereunder and the disposal of "hazardous waste", as defined by applicable Laws ("Hazardous Wastes"), resulting therefrom.

4. Contractor shall provide SBC with the same information pertaining to Regulated Substances in the Material and Services and used in the Services it provides to SBC or Hazardous Waste resulting therefrom as Contractor provides to Contractor's employees or agents involved in the disposition or treatment of such Regulated Substances or Hazardous Waste.

5. Contractor further agrees to defend, indemnify, and hold SBC harmless from and against any damage, or expense (including attorneys' fees and court costs) sustained by SBC because of Contractor's non-compliance herewith.

b. If Contractor or its subcontractors provide Material and/or Services in the state of California, then Subparagraphs 1. through 7., of this Subsection b., shall apply.

1. A "Regulated Substance" as referred to in this clause is a generic term used to describe all materials that are regulated by federal or any state or local government during transportation, handling and/or disposal. These include, but are not limited to, materials that are regulated as (a) "hazardous material" under the Hazardous Material Transportation Act and the Control of Radioactive Contamination of Environmental Law, Title 8 of the California Code of Regulation, Section 5194, and the Hazardous Substances Information and Training Act, (b) "chemical hazards" under the Occupational Safety and Health Administration (OSHA) standards, (c) "chemical substances and mixtures" under the Toxic Substances Control Act and "chemicals" on the Governor's List known to the State of California to cause cancer, birth defects, and/or other reproductive harm, as that term is defined in the California Safe Drinking Water and Toxic Enforcement Act of 1986 ("Proposition 65"), (d) "pesticides" under the Federal Insecticide, Fungicide and Rodenticide Act, and (e) "hazardous waste" as defined or listed under the Resource Conservation and Recovery Act and the Hazardous Waste Control Law.

2. Contractor shall comply with all applicable Laws, including any notice requirements, regarding any Material ordered hereunder which contains or consists of a Regulated Substance or any Service ordered hereunder which involves the use, handling, storage, recycling, disposal or transportation of Regulated Substances. Contractor shall notify SBC and provide SBC with all necessary information (including but not limited OSHA Material Safety Data Sheets [MSDS]) at least thirty (30) days before shipping Material containing or consisting of Regulated Substances to SBC or commencing the performance of Services for SBC involving the handling or use of Regulated Substances. Each MSDS must include an attachment indicating the specific worker protection equipment requirement for use with the Regulated Substance covered thereby. If the Regulated Substance is a chemical defined by Proposition 65, the MSDS for said chemical should indicate that the chemical is one which is known to the state of California to cause cancer, birth defects or other reproductive harm. Contractor shall maintain and distribute such information upon request to SBC and/or any other contractor at the same location.

3. Notwithstanding any other provision of this Agreement, SBC shall have the right, but not the duty, to terminate without Liability any Order for Material consisting of or containing a Regulated Substance or Service involving the use and handling of Regulated Substances within thirty (30) days after such notification from SBC. Otherwise, SBC and Contractor shall cooperate concerning the acceptance by SBC of such Material and Services. Contractor shall mark all Material and/or materials as Regulated Substances, which are required by all applicable Laws to be so marked, and shall provide assistance to SBC of an advisory nature in the handling and use of Regulated Substances provided hereunder and the disposal of "hazardous waste", as defined by applicable Laws ("Hazardous Wastes"), resulting therefrom.

4. Contractor shall provide SBC with the same information pertaining to Regulated Substances in or used in the Material and Services it provides to SBC or Hazardous Waste as Contractor provides to Contractor's employees or agents involved in the disposition or treatment of such Regulated Substances.

5. When performing Services at SBC's California facilities, Contractor shall, and shall require its subcontractors, to issue warnings in accordance with Proposition 65 for exposure to chemicals covered by Proposition 65 introduced by Contractor or its subcontractor to personnel at SBC's California facilities, the public and SBC from the time Contractor and/or its subcontractor enter SBC's California facilities and/or commences performing Services through the completion of such performance. Contractor shall, and shall require its subcontractors, to warn SBC of any exposure to chemicals covered by Proposition 65, which may continue after Contractor or its subcontractors have completed the performance of Services. Such warning may take the form of, but not be limited to, a MSDS for each such chemical.

6. CONTRACTOR IS HEREBY WARNED IN ACCORDANCE WITH PROPOSITION 65 THAT EXPOSURE TO CHEMICALS MAY OCCUR AT SBC'S FACILITIES. CONTRACTOR IS ALSO HEREBY WARNED THAT SBC POLES MAY CONTAIN CHEMICALS KNOWN TO THE STATE OF CALIFORNIA TO CAUSE CANCER IN CERTAIN SITUATIONS. If requested, SBC shall make available to Contractor, its subcontractors, and any of their employees, a MSDS for the chemicals covered by Proposition 65, if any, at SBC's facilities where Contractor is providing Services or in poles which will be handled by or sold to Contractor hereunder. Contractor shall issue appropriate warnings to inform and educate employees, agents, subcontractors, other invitees and employees of any of them, entering SBC's facilities or handling poles hereunder of the above information in accordance with applicable Laws.

7. Contractor further agrees to defend, indemnify, and hold SBC harmless from and against any damage, or expense (including attorney's fees and court costs) sustained by SBC because of Contractor's non-compliance herewith.

4.9 Independent Contractor

Contractor hereby represents and warrants to SBC that:

a. Contractor is engaged in an independent business and will perform all obligations under this Agreement as an independent contractor and not as the agent or employee of SBC;

b. Contractor's personnel performing Services shall be considered solely the employees or agents of Contractor and not employees or agents of SBC;

c. Contractor has and retains the right to exercise full control of and supervision over the performance of the Services and full control over the employment, direction, assignment, compensation and discharge of all personnel performing the Services;

d. Contractor is solely responsible for all matters relating to compensation and benefits for all of Contractors' personnel who perform Services. This responsibility includes, but is not limited to, (1) timely payment of compensation and benefits, including, but not limited to, overtime, medical, dental, and any other benefit, and (2) all matters relating to compliance with all employer obligations to withhold employee taxes, pay employee and employer taxes, and file payroll tax returns and information returns under local, state, and federal income tax laws, unemployment compensation insurance and state disability insurance tax laws, social security and Medicare tax laws, and all other payroll tax laws or similar laws with respect to all Contractor personnel providing Services. Contractor will indemnify, defend, and hold SBC harmless from all Liabilities, costs, expenses, and claims related to Contractor's failure to comply with this subsection d; and,

4.10 Inspection of Material

Contractor shall inspect all Material used in the performance of the Work, whether or not furnished by SBC, for defects or hazardous conditions which could cause property damage, personal injury, or otherwise affect the quality of the Work. Contractor shall report all defects or hazardous conditions to a SBC representative as soon as the defect has been identified.

4.11 Inspection of Work

SBC may have inspectors at the job site to inspect the performance and quality of the Work and to ensure Contractor's compliance with the plans and Specifications of the Order and with the terms and conditions of this Agreement. Any SBC inspectors, employees or agents, however, shall have no authority to direct or advise Contractor concerning the manner by which the Work is to be performed. Contractor has sole authority, responsibility and control over the Work and shall exercise its full responsibilities as an independent contractor.

4.12 Liens

If at any time before or after the Work specified in an Order issued hereunder is completed, any lien, claim or notice of lien, is recorded or stop notice is served upon SBC for labor performed upon, or for furnishing Materials for use in, or for furnishing appliances, teams or power contributing to the Work, Contractor shall promptly discharge any such liens or claims and shall furnish SBC with release vouchers in settlement of such liens or claims satisfactory to SBC. If Contractor does not settle the lien or claim within a reasonable period of time, not to exceed sixty (60) days, after the lien is filed or the claim is asserted, then SBC shall have the right to procure the discharge of the lien or claim, and in such event, Contractor shall reimburse SBC for all moneys paid by SBC to procure the discharge, including costs and attorneys' fees. SBC also shall have the right to satisfy Contractor's obligation, to the extent possible, by deduction from SBC's future payments to Contractor. SBC may require Contractor to prove payment of bills for Services, Material, or other things furnished or done for the performance of the Work, before paying Contractor. SBC may request that Contractor furnish an affidavit, stating that all bills in question have been paid in full, and that there are no outstanding claims, admitted or disputed, except as stated in the affidavit. SBC may request that Contractor furnish receipts, release and lien waivers, or a bond satisfactory to SBC, indemnifying SBC against any lien. SBC reserves the right to pay any undisputed bill directly to the person to whom it is owed and deduct the amount from the payment due Contractor.

4.13 Notification of Injury or Damage

Contractor shall promptly notify SBC of any injury, death, loss or damage to persons, animals, or property which is in any way related to the Work performed under this Agreement, even if such occurrence was not caused or contributed to by the Contractor, its employees and agents.

4.14 Previous Services for SBC

a. Contractor will determine whether each individual who performs Services for SBC has performed Work as an employee or temporary worker for SBC, or any SBC Affiliate, in the six (6) months preceding the individual's proposed commencement of Work for SBC. Contractor will provide SBC with written notice of any individuals who meets the foregoing criteria. SBC may require that Contractor provide another individual to perform the Work.

b. Contractor will ensure that no individual providing Services in connection with an Order submitted by SBC provides Services to SBC for more than eighteen (18) consecutive months, unless SBC provides written authorization for the individual to perform Services for more than eighteen (18) consecutive months.

4.15 Protection of Property

Contractor shall immediately report to SBC's representative any hazardous or unusual conditions or damage to any property caused or observed by Contractor or Contractor's agents on or about the property where the Work is being performed. Contractor agrees to make reasonable efforts to watch for any type of unsatisfactory or unsafe plant condition in need of correction and report such to SBC's representative. Contractor shall exercise care to preserve the natural landscape of the job site. If Contractor provides engineering Services, Contractor shall design SBC plant so as to prevent unnecessary destruction, scarring, or defacing of the natural surroundings.

4.16 Releases Void

Neither Party shall require waivers or releases by any person or representative of the other Party for visits to its premises, and no releases or waivers shall be pleaded by either Party in any action or proceeding.

4.17 Right to Complete Work

a. SBC reserves the right to take over the Work, including any Material, and complete the Work under this Agreement without prejudice to any other right or remedy it may have, upon forty-eight hours (48) written notice to the last known business address of the Contractor, if:

   1. Contractor fails to diligently perform the Work;

   2. A delay in the Work occurs by reason of strike, lockout or operation of any law, whether or not the Contractor is excused by reason for such delay;

   3. Contractor is brought into bankruptcy proceeding, whether voluntary or involuntary, or makes an assignment for the benefit of its creditors, or is no longer financially responsible; or

   4. Contractor breaches any of the terms of this Agreement.

b. If SBC completes the Work, Contractor shall not be entitled to further payments under the Agreement, until the Work is completed and Accepted by SBC. SBC will pay Contractor only for Work performed by Contractor. SBC's payment to Contractor for Work started by Contractor, but not completed, will be negotiated by SBC and Contractor. If SBC's costs and expenses to complete the Work exceed the unpaid balance of the contract price, Contractor will pay the difference to SBC. The completion of the Work by SBC shall not terminate any other obligation of the Parties under the Agreement.

4.18 Services and Material Furnished By Contractor and SBC

Contractor shall furnish all Services, including individuals to provide field and administrative support, and Contractor shall furnish all Material required to perform the Work, as shown on the Order, except those items specifically listed in this Agreement or in an Order to be furnished by SBC. Any Material provided by SBC shall remain SBC's Material and shall be used only in connection with Work under this Agreement. Contractor shall protect and preserve SBC's Material and shall promptly return at the end of contracted Work any Material not used (unless SBC instructs Contractor otherwise in writing).

4.19 Subcontractors

Where a portion of the Work is subcontracted, Contractor remains fully responsible for performance thereof and shall be responsible to SBC for the acts and omissions of any subcontractor. Any use of a subcontractor must be approved by SBC before commencement of the Work. Contractor shall obtain and maintain insurance for acts and omissions of subcontractors in accordance with the Insurance Section of this Agreement, and will provide a copy to SBC upon request. Nothing in this Agreement shall create any contractual obligation or other Liability of SBC to any subcontractor or its employees. The Contractor agrees to bind every subcontractor to the terms of this Agreement and, specifically, to compliance with the Insurance Section of this Agreement.

4.20 Technical Support

Contractor will provide, at no additional cost to SBC, full and complete technical assistance to SBC for the Material and Services provided by Contractor under this Agreement, including ongoing technical support and field service and assistance, provision of technical bulletins and updated user manuals, and telephone assistance to assist with installation, operation, maintenance and problem resolution. The availability or performance of this technical support will not be construed as altering or affecting Contractor's obligations as set forth in the Warranty Section, or as provided elsewhere in this Agreement. Field service and technical support, including emergency support (service affecting), will be provided on site twenty-four (24) hours a day. Contractor will provide to SBC and keep current an escalation document that includes names, titles and telephone numbers, including after-hours telephone numbers, of Contractor personnel responsible for providing technical support to SBC. Contractor will maintain a streamlined escalation process to speed resolution of reported problems.

4.21 Testimony

Matters relating to Work under this Agreement may be at issue before various governmental bodies. Contractor agrees to have appropriate members of its company willing to testify at appropriate times at no additional cost, regarding any aspect of the Work, unless otherwise mutually agreed upon by the Parties.

4.22 Work Done By Others

If any part of Contractor's Work is dependent upon Work done by others, Contractor shall inspect and promptly report to SBC any defect that renders such other Work unsuitable for Contractor's proper performance. Contractor's silence shall constitute approval of such other Work as fit, proper and suitable for Contractor's performance of its Work.

4.23 Sharing of Costs for Joint Projects

On joint projects, including, but not limited to, joint trenching projects, Contractor shall submit individual bills for the work it performs to each respective Party participating in the project for such Party's proportionate share of the cost of the work. IN NO EVENT SHALL SBC BE LIABLE TO CONTRACTOR FOR ANY OTHER PARTY'S PROPORTIONATE SHARE OF THE COST OF THE WORK.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives:

BROADBAND COMMUNICATION SERVICES, INC.	SBC SERVICES, INC.
Officer Signature: [signature]	Signature: [signature]
Printed Name: Scott Schwebergen	Printed Name: Kenneth E. Browning
Title: Exec VP & CEO	Title: Area Mgr.-Const/Eng (ACAS)
Date: 3/28/06	Date: 3/28/06

Exhibit 6.4

164

AGREEMENT

THIS TEAM AGREEMENT ("Agreement") dated December 12, 2005 by and between Broadband Communication Service, Inc., (Hereinafter referred to as "BBCS") and Hal-Tec, Inc. (Hereinafter referred to as "Hal-Tec").

WHEREAS, Hal-Tec is engaged in the general business of providing utility infrastructure services to end-users in the United States more particularly described as underground excavation and related services to end-users of utility services.

WHEREAS, BBCS wishes to provide Hal-Tec with construction services related to new and ongoing projects and opportunities related to utility construction and infrastructure placement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants contained herein, it is agreed as follows:

1.) **Description of Services**: BBCS will provide construction related services that are assigned by Hal-Tec. The duties assigned to BBCS will be, but are not limited to project management, project development, project implementation and technical support relative to Hal-Tec's core business for assigned projects.

2.) **Term and Termination**: BBCS's authority shall begin as of the date of this Agreement and shall continue for an initial period of twelve (12) months (the "Initial Period"). At the end of the Initial Period, this Agreement shall automatically renew unless either party gives 30 day written notice to the other of intent to terminate the Agreement.

3.) **Compensation**: In consideration of the services to be performed by BBCS, both parties have agreed to the following billing and pricing procedures. BBCS will provide the cost structure for assigned projects and Hal-Tec shall provide the cost estimates to their Clients for acceptance. Once accepted, BBCS shall begin the project until completion. BBCS will bill Hal-Tec in increments of twenty-five percent (25%), fifty percent (50%), seventy-five percent (75%) and one hundred (100%) intervals unless otherwise noted on a project by project basis. Hal-Tec shall pay each incremental invoice within thirty (30) days of invoice receipt.

4.) **Contract Value**. The value of this Agreement is estimated to be two million dollars ($2,000,000) during the next twelve months.

5.) **Confidentiality**: Hal-Tec recognizes and agrees that the terms of this Agreement and any information regarding each prospective agreement shall be held confidential by its respective parties, agents, employees and officers. Hal-Tec agrees that they will be exposed to confidential and trade secret information and acknowledges that Stellar could be severely damaged if such information is revealed to the public. Such confidentiality will service this Agreement for a period of thirty-six (36) months from the date of its termination.

6.) **Arbitration**: Any controversy or claim arising out of or relating to this Agreement, or breach thereof, shall be settled by arbitration in accordance with the applicable rules of the American Arbitration Association, and judgment upon the award rendered in the arbitration proceeding may be entered in any court having jurisdiction thereof. The arbitration shall be held in Arlington, Texas. The arbitration award shall grant reimbursement to the prevailing party of all of its fees and expenses, including reasonable attorney's fees. This Agreement is governed by the laws of the State of Texas.

7.) **Indemnification**: Both Parties agree to indemnify and hold harmless each other harmless from and against all damages, costs, fees, expenses, lawsuits, claims and other liabilities and obligations of whatever nature (collectively, "Damages") incurred by or assessed against the other Party arising from any action or project .

IN WITNESS WHEREOF, the parties hereunto have duly executed this Agreement on the date first above written.

Broadband Communication Service, Inc.	**Hal-Tec, Inc.**
By: Norm Bangle, Jr.	By: Michael Cowley
Name: N. Lohr Bangle, Jr.	Name: Michael P. Cowley
Title: Chief Executive Officer	Title: Vice President
Date: December 12, 2005	Date: December 12, 2005

Job Order	Work Coordinator	Telephone Number	Municipality	Location	Start Date	Completion		Value	
									A
1197055	Gary Medina	817.573.3808	Dallas	Mineral Wells	10-Nov	2-Dec	$	15,500	C
1193379	Gary A. Germain	972.569.3053	Frisco	River Branch	7-Nov	29-Nov	$	7,500	C
1201064	Gary A. Germain	972.569.3053	Frisco	4854 Headquarter Dr	14-Nov	2-Dec	$	7,381	E
1201918	Gurdon Robinson	972.361.4218	Dallas	Northaven	11-Nov	28-Nov	$	7,300	P
1196367	Gary A. Germain	972.569.3053	Colony	FM 423 & Hackberry	9-Nov	2-Dec	$	17,210	T
1193355	Gary A. Germain	972.569.3053	Frisco	1001 Plateau Trail	8-Nov	30-Nov	$	21,284	E
1216157	Gary Medina	817.573.3808	Weatherford	Jameson	7-Dec	16-Dec	$	14,365	D
1225556	Gary Germain	972-569-3053	Frisco	Coit and Main	21-Dec	5-Jan	$	7,820.00	
					Accepted Total		$	98,360	
1224987	Carl R. Cross	972-937-6411	Ennis	Jeter	21-Dec	13-Jan	$	18,920.00	
1224675	Vickie A. Neumann	972-569-3048	Colony	FM423 Colony to Hackberr	12-Dec	1-Feb	$	59,849.50	
1224718	Larry L. Nelson	817-493-5378	County	J Rendon Road	12-Dec	23-Dec	$	38,575.00	
1224021	Larry L. Nelson	817-493-5378	Mansfield	Main	18-Dec	19-Dec	$	4,252.00	
1223412	Rockney A. Dean	817-338-6516	Ft Worth	Deer Valley	15-Dec	30-Dec	$	25,265.00	
1223308	Carl R. Cross	972-937-6411	Ennis	IH45 & E Hwy 34	19-Dec	13-Jan	$	54,116.00	S
1225048	Mark A. Gay	817-338-5696	Weatherford	PC 26-R	2-Jan	31-Jan	$	65,378.00	U
1224425	Richard Bowman	580-323-8486	Binger, OK	Binger	15-Dec	1-Mar	$	420,304.00	B
1225637	Carl Cross	972-937-6411	Waxahachie	Indigo Way	19-Dec	23-Dec	$	6,170.00	M
1225869	Carl Cross	972-937-6411	Waxahachie	Gingerbread	19-Dec	13-Jan	$	48,765.00	I
1226151	Vickie Neumann	972-569-3048	Denton	Cleveland & Collins	19-Dec	13-Jan	$	35,981.00	T
1228702	Gary Germain	972-569-3053	Frisco	Trails Parkway & Main	26-Dec	6-Jan	$	10,000.00	T
1227305	Gary Germain	972-569-3053	Frisco	Wynngate Subdivision	27-Dec	6-Jan	$	10,495.00	E
1226253	Mark Gay	817-338-5696	Weatherford	Friendship	2-Jan	13-Jan	$	11,300.00	D
1226271	Ernest Clayton	972-569-3051	Allen	Watters Rd & Hidden Creel	20-Dec	15-Jan	$	35,575.00	
1228301	Christopher Gestin	817-338-6226	Ft. Worth	5555 N. Beach St. Motorola	16-Dec	21-Dec	$	5,100.00	
1226670	Gary Germain	972-569-3053	Frisco	Pearson Farms 1B & 1C	27-Dec	30-Jan	$	88,600.00	
1226170	Mark Gay	817-338-5696	Weatherford	Ten Top Rd	2-Jan	20-Jan	$	18,800.00	
1228322	Gary Germain	972-569-3053	Frisco	Coit and FM 3537	26-Dec	4-Jan	$	13,650.00	
1226354	Duane Wells	972-563-4421	Rockwall	Falcon Point Subdivision	22-Dec	3-Feb	$	69,975.00	
					Submitted Total		$	1,041,070.50	
					Total All			1,139,430.14	

167

Exhibit 11

THE BUSINESS LAW GROUP
Securities and Corporate Law
Corporate Finance

April 18, 2006

Board of Directors
Broadband Communication Services, Inc.

Re: Form 1-A Offering Statement

Ladies and Gentlemen:

We have acted as special securities counsel to Broadband Communication Services, Inc. (the "Company"), in connection with the preparation and filing of a Offering Statement on Form 1-A dated April 18, 2006 (the "Offering Statement"), covering up to 6,250,000 shares of the Company's common stock, $.0001 par value per share (the "Shares"), offered under Regulation A, 17 CFR 230.251, *et seq.* 4,000,000 Shares are being offered by the Company, and 2,250,000 Shares are being offered by certain selling stockholders. As such, we have examined the Offering Statement and such other documents of the Company as we deemed appropriate under the circumstances. This opinion is based on our knowledge of the law and facts as of the date hereof.

In rendering this opinion, we reviewed such documents as we deemed necessary regarding the Offering. We have reviewed the offering documents, including, but not limited to, the Proposed Subscription Agreement, Articles and By-Laws of the Company, Directors' Consent, and the Offering Statement. In addition, we have made such investigations and have considered such questions of law as we considered necessary and appropriate for the purposes of rendering this opinion. In all such examinations, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies and the authenticity of all originals of such documents submitted as copies. As to all questions of fact relevant to this opinion, we have relied upon representations made by the Company and its respective agents and have assumed that the answers, representations and warranties made are true and correct.

Based upon the foregoing, and assuming that the Shares will be offered as set forth in the Offering Statement (after the Offering Statement has been qualified) and that there will be full compliance with all applicable securities laws involved under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, Regulation A and other rules and regulations promulgated pursuant to said Acts, and in those states in which the Shares may be offered and sold, we are of the opinion that, upon issuance of the Shares according to the Offering Statement and receipt of the consideration to be paid for the Shares, the Shares will be validly issued, fully paid and non-assessable shares of Common Stock of the Company. This opinion does not cover

255 S. Orange Avenue • Suite 1201 • Orlando, Florida 32801-3465
Phone (407) 835-1234 • Fax (407) 425-0032

any matters related to any re-offer or re-sale of the Shares, once issued as described in the Offering Statement.

Members of our firm are qualified to practice law only in the State of Florida, and we express no opinion as to the laws of any jurisdictions except for those of Florida, the securities and corporate laws of Nevada (the domicile of the Company) and the United States of America.

This opinion is being furnished by us as outside counsel to the Company and is solely for the benefit of subscribers who purchase shares under the Offering Statement and is solely for their use and benefit and may not be disclosed to or relied upon by anyone else without our written consent in each instance.

We hereby consent to the use of our firm's name in the Offering Statement. We also consent to the filing of a copy of this opinion as an exhibit to the Offering Statement.

Very truly yours,

J. Bennett Grocock, President